



SKYWORKS®

BREAKTHROUGH SIMPLICITY



Annual Report / 2010

Notice of 2011 Annual Meeting and Proxy Statement



SKYWORKS®

We are an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications.

"Our growth is being fueled by consumers' growing and seemingly insatiable demand to be connected anytime and anywhere."

David J. Aldrich
President and Chief Executive Officer



Dear Stockholders,

Fiscal 2010 was a record year for Skyworks as we outpaced our addressable markets and improved our operational efficiency. By executing to our strategic objectives, building upon strong business fundamentals and capitalizing on several, large macro trends, Skyworks surpassed the $1 billion revenue mark in sales, achieved the highest profitability in our company's history, and solidified our number one position in analog and RF solutions for mobile devices.

ENABLING MOBILE CONNECTIVITY

Our growth is being fueled by consumers' growing and seemingly insatiable demand to be connected anytime and anywhere. We want mobile devices with faster data rates, improved video and a superb Web connection—all in the palm of our hands. The smart phone, which is at the heart of this phenomenon, is transforming our industry and changing the way in which increasing numbers of us live, work and play. These next generation smart phones function as cameras, music players, gaming devices, GPS systems and video players, in addition to serving as a platform for picture and text messaging, social networking and much more. This segment is also being embraced and widely promoted by carriers, who benefit from the highly profitable data services revenue stream as subscribers move to enhanced data plans. It is a business model where everyone wins—consumers, carriers and suppliers. Consequently, global adoption of smart phones is happening at an accelerating pace, at least four times faster than traditional cellular handsets.

This desire by consumers to access data and information real time, whether it is via a mobile phone, in their car, or in their home, is driving an increasing demand for wireless functionality. Clearly, those semiconductor providers who can deliver the broadest, most highly integrated and most comprehensive suite of cost-effective solutions stand to benefit. To be sure, Skyworks is leveraging its leadership position to benefit from this increasing demand and associated RF content with these band intensive 3G and 4G platforms. We deliver highly integrated solutions, saving precious board space on ever-shrinking form factors. We leverage our in-house building blocks and scale to produce cost-effective solutions that help decrease overall bills of materials. Additionally, our deep understanding of system-level requirements allows us to develop architectures with best-in-class performance that can be fully realized in our customers' end solutions. As a result, Skyworks is uniquely supporting all leading handset OEMs and smart phone providers, and maintains strong partnerships with the industry's baseband suppliers.


Total Revenue
(dollars in millions)
742
860
803
$1,072
FY 07
FY 08
FY 09
FY 10
Non-GAAP Operating Income*
(dollars in millions)
80
121
121
$246
FY 07
FY 08
FY 09
FY 10
Non-GAAP Operating Margin*
(percent of sales)
11
14
15
23%
FY 07
FY 08
FY 09
FY 10

Increasingly, we are also seeing multiple devices per subscriber. Industry analysts are projecting mobile penetration rates to reach 300 percent within the United States over the next three years—or three mobile devices for every man, woman and child within the United States by 2014. This growth will be fueled by high-resolution tablets, USB modems, home networks and still new, yet-to-be introduced Internet connected platforms—all above and beyond traditional cellular handsets and even smart phones. More importantly, proliferation within the United States represents only the tip of the iceberg as compared to the substantially larger global opportunity as the developing world becomes even more connected.

At the same time, we are gaining traction on the network infrastructure side of this increased demand for mobile connectivity, as operators install new base stations, routers and backhaul equipment to extend coverage of data services, alleviate capacity bottlenecks and prepare for next-generation deployments.

In short, global penetration entails upgrades to both existing mobile devices as well as to the supporting network infrastructure. Skyworks is well positioned to benefit from these twin megatrends.

DIVERSIFIED ANALOG MARKETS

Beyond mobile platforms, we are capitalizing on a growing number of opportunities within diversified analog markets. Smart energy continues to trend very positively for us as utilities, businesses and consumers alike seek wireless solutions that enable the efficient delivery of power and energy, enhanced billing, usage monitoring and increased system reliability. In addition, Skyworks is now enabling a complementary ecosystem that we believe holds as much significant potential as smart energy: home networking and automation. This market expands upon several of our smart energy solutions, enabling connectivity across a range of products in the home including gaming consoles, set-top boxes, printers, appliances, HDTVs and Blu-ray players, as well as remote home security and monitoring systems. This new class of enabling wireless devices requires high data rates, extended network range and reliable radio signal performance—which play directly to Skyworks' strengths.

**Please see table on page 158 for a full reconciliation of non-GAAP results to GAAP results.*


Non-GAAP Earnings Per Share*
(in dollars)
0.48
0.71
0.69
$1.26
FY 07
FY 08
FY 09
FY 10
Cash Flow from Operations
(dollars in millions)
78
183
219
$223
FY 07
FY 08
FY 09
FY 10

OPERATIONAL EXECUTION

In conjunction with growing our business, we continue to execute operationally. Our fab-lite manufacturing strategy—where we partner with external foundry suppliers—allows us to balance our external capacity with internal utilization according to market demand. This provided significant competitive advantages, particularly as we entered, then exited the economic downturn. Our cost structure and intense commitment to continuous improvement in yields, cycle times and utilization, has also enabled us to expand margins and return-on-invested capital. Today, with stronger markets, this operating model is driving increased profitability for Skyworks.

In fiscal year 2010, we grew our year-over-year revenue 34 percent to $1.072 billion, our non-GAAP operating income 104 percent to $246 million and our non-GAAP earnings per share 83 percent to $1.26. Given our strong cash flow from operations, which totaled $223 million in fiscal 2010, we strengthened our balance sheet, allocating $81 million to eliminate debt, while still exiting the year with $459 million in cash and cash equivalents.

LOOKING AHEAD

As we look ahead, we believe the best is yet to come as we continue our transformation towards becoming a highly diversified analog company. Our momentum across platforms that are enabling mobile connectivity, energy management and other wireless applications is far from over. We enter fiscal 2011 with strong customer partnerships and design-win momentum, a robust product pipeline and scale advantages that position us well to outpace industry growth.

In closing, we thank our employees, whose hard work, commitment and unrelenting focus on the customer has allowed Skyworks to emerge a stronger competitor and create an even more exciting future. We would also like to thank our customers, who continue to place their trust in us, and you, our stockholders, for your ongoing support and confidence in our business.

David J. Aldrich
President and Chief Executive Officer



SKYWORKS®

Executive Management

David J. Aldrich
President &
Chief Executive Officer

Bruce J. Freyman
Senior Vice President,
Worldwide Operations

Liam K. Griffin
Senior Vice President,
Sales and Marketing

George M. LeVan
Vice President,
Human Resources

Donald W. Palette
Vice President &
Chief Financial Officer












Thomas S. Schiller
Vice President,
Corporate
Development

Nien-Tsu Shen
Vice President,
Quality

David C. Stasey
Vice President,
Analog Components

Mark V.B. Tremallo
Vice President,
General Counsel &
Secretary

Gregory L. Waters
Executive Vice
President &
General Manager,
Front-End Solutions

April 7, 2011

Dear Stockholder:

I am pleased to invite you to attend the 2011 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Wednesday, May 11, 2011, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet proxy submission methods, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete and submit your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may revoke a previously submitted proxy at that time by voting in person at the meeting.

Sincerely yours,



David J. McLachlan
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, MAY 11, 2011

To the Stockholders of Skyworks Solutions, Inc.:

The 2011 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Wednesday, May 11, 2011, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To amend the Company's Restated Certificate of Incorporation to declassify the Company's Board of Directors and make certain other related changes;
2. To elect nine individuals nominated to serve as directors of the Company with terms expiring at the next annual meeting of stockholders and named in the Proxy Statement if Proposal 1 to declassify the Company's Board of Directors is approved;
3. To elect three individuals nominated to serve as Class III directors with terms expiring at the 2014 annual meeting of stockholders and named in the Proxy Statement if Proposal 1 to declassify the Company's Board of Directors is not approved;
4. To approve an amendment to the Company's Amended and Restated 2005 Long-Term Incentive Plan;
5. To approve the Company's Amended and Restated 2008 Director Long-Term Incentive Plan;
6. To approve an amendment to the Company's 2002 Employee Stock Purchase Plan;
7. To hold an advisory vote on the compensation of the Company's named executive officers;
8. To hold an advisory vote on the frequency of future advisory votes on the compensation of the Company's named executive officers;
9. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2011; and
10. To transact such other business as may properly come before the Annual Meeting.

Only stockholders of record at the close of business on March 23, 2011, are entitled to notice of and to vote at the Annual Meeting. **To ensure your representation at the Annual Meeting, we urge you to submit a proxy promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose; (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card; or (c) by completing and submitting your proxy via the Internet by visiting the Website address listed on the proxy card. The Proxy Statement accompanying this notice describes each of the items of business listed above in more detail. Our Board of Directors recommends: a vote "**FOR**" the approval of the amendment to our Restated Certificate of Incorporation, a vote "**FOR**" the contingent election of the nominees for director named in each of Proposal 2 and Proposal 3 in this Proxy Statement, a vote "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, a vote for "**THREE YEARS**" with respect to the advisory vote on how frequently to hold an advisory vote on the compensation of our named executive officers, and a vote **"FOR"** each of the other proposals.

By Order of the Board of Directors,



MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
April 7, 2011

SKYWORKS®

2011 PROXY STATEMENT

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held on Wednesday, May 11, 2011, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts at 2:00 p.m., local time, or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended October 1, 2010, is being mailed together with this Proxy Statement to all stockholders of record entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about April 8, 2011.

Only stockholders of record at the close of business on March 23, 2011 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of March 23, 2011, there were 185,924,241 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' Restated Certificate of Incorporation and By-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card, or (c) by completing and submitting your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the Annual Meeting even if you have previously submitted your proxy by mail, telephone or via the Internet (and your vote at the Annual Meeting will automatically revoke your previously submitted proxy, although mere attendance at the meeting without voting in person will not have that result).

If your shares are held on your behalf by a third party such as your broker or another person or entity who holds shares of the Company on your behalf and for your benefit, which person or entity we refer to as a "nominee," and your broker (or other nominee) is the stockholder of record of such shares, then you are the beneficial owner of such shares and we refer to those shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information as to how you are able to instruct your broker (or other nominee) as to the voting of your "street name" shares.

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote your shares with respect to "discretionary" matters, as described below, but will not be permitted to vote the shares with respect to "non-discretionary" matters. A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular "discretionary" matter) but does not indicate a vote for a particular proposal because the broker (or other nominee) does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal. We do, however, count "broker non-votes" for the purpose of determining a quorum for the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (a) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (c) attending the Annual Meeting and voting there in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The holders of a majority of the issued and outstanding stock of the Company present either in person or by proxy at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present for purposes of determining whether a quorum exists at the Annual Meeting. If a broker non-vote occurs with respect to any shares of the Company's common stock on any matter, then those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists because they are entitled to vote on other matters) and will not be voted.

Regarding Proposal 1, the amendment of Article SEVENTH of our Restated Certificate of Incorporation, requires the affirmative vote of the holders of at least 80% of the shares of all classes of our stock entitled to vote for the election of directors, considered for such purpose as one class of stock. The outcome of the vote on Proposal 1 will impact the election of directors at the Annual Meeting as described further in the next paragraph. The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 9. Proposals 1 and 9 involve matters on which a broker (or other nominee) does have discretionary authority to vote and as a result, if you do not instruct your broker (or other nominee) as to how you want to vote your shares, your broker (or other nominee) is entitled to vote your shares in its discretion. With respect to Proposals 1 and 9, a vote of "ABSTAIN" will have the same effect as a vote of "AGAINST." ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSALS 1 and 9.***

Regarding Proposals 2 and 3, you will be asked to vote for two different slates of directors, each on a contingent basis. The number of directors that will ultimately be elected will depend upon whether or not stockholders approve Proposal 1 to amend our Restated Certificate of Incorporation and declassify our Board of Directors. Under Proposal 2, you are being asked to consider nine nominees (all of our currently serving directors) for election to our Board of Directors to serve until the 2012 annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. The election of the nominees set forth in Proposal 2 will be effective only if our stockholders approve the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors under Proposal 1. Under Proposal 3 you are being asked to consider three nominees, Messrs. David J. Aldrich, Moiz M. Beguwala and David P. McGlade (each of whom is also a current director) for election to our Board of Directors to serve as Class III directors to hold office until the 2014 annual meeting of stockholders and until their successors have been duly elected and qualified. The election of the nominees listed in Proposal 3 will be effective only if our stockholders do not approve the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors under Proposal 1.

With respect to both Proposal 2 and Proposal 3, pursuant to the Company's By-laws, directors are elected by a plurality vote of all votes cast for the election of directors at the Annual Meeting. As a result, under each proposal, the nominees for director who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Because both Proposals 2 and 3 constitute an uncontested election of directors, neither Proposals 2 nor 3 is considered to be a "discretionary" matter for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with either Proposal 2 or 3 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to either Proposal 2 or 3, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of either Proposal 2 or 3, *so please be sure to provide your broker or other nominee with your voting instructions so that your vote will be counted.* ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE DIRECTOR NOMINEES IN BOTH PROPOSALS 2 AND 3.***

The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposals 4-7. Proposals 4-7 are *not* considered to be "discretionary" matters for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposals 4-7 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposals 4-7, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of Proposals 4-7, *so please be sure to provide your broker or other nominee with your voting instructions so that your vote will be counted.* Votes that are marked "ABSTAIN" are counted as present and entitled to vote with respect to Proposals 4-7 and will have the same impact as a vote that is marked "AGAINST" for purposes of Proposals 4-7. ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSALS 4-7.***

With respect to Proposal 8, pursuant to the Company's By-laws, the affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve one of the three frequency options under the advisory vote on the frequency of future executive compensation advisory votes. If none of the frequency alternatives (one year, two years or three years) receives the vote required by the Company's By-laws, we will consider the frequency that receives the highest number of votes by stockholders to be the frequency that has been selected by stockholders. However, because this vote is advisory and not binding on us or our board in any way, our board may decide that it is in our and our stockholders' best interests to hold an advisory vote on executive compensation more or less frequently than the alternative approved by our stockholders. Proposal 8 is *not* considered to be a "discretionary" matter for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposal 8 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposal 8, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will not affect the outcome of Proposal 8. Votes that are marked "ABSTAIN" are counted as present and entitled to vote and will have the same effect as voting against each of the frequency alternatives in Proposal 8. ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF "THREE YEARS" REGARDING PROPOSAL 8.***

If you beneficially own shares that are held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to your broker (or other nominee) as to how to vote on the election of directors and all of the Proposals by signing, dating and returning to your broker (or other nominee) the instruction card provided by your broker (or other nominee).

An automated system administered by the Company's transfer agent tabulates the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in this Proxy Statement, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy card returned by a stockholder of record or proxy vote recorded via telephone or the Internet by a stockholder of record in the manner provided for on the proxy card prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the choices specified. If no choices are indicated, proxies returned by holders of record will be voted "**FOR**" the approval of the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors and to make certain other related changes, "**FOR**" the contingent election of the nominees for director named in each of Proposal 2 and Proposal 3 in this Proxy Statement, "**FOR**" the approval of the amendment to the Company's Amended and Restated 2005 Long-Term Incentive Plan, "**FOR**" the approval of the Company's Amended and Restated 2008 Director Long-Term Incentive Plan, "**FOR**" the approval of the amendment to the Company's 2002 Employee Stock Purchase Plan, "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, "**THREE YEARS**" with respect to the advisory vote on how frequently future advisory votes on the compensation of our named executive officers should occur, and "**FOR**" the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2011 fiscal year.

If you plan to attend the Annual Meeting, please be sure to indicate your intent to attend by checking the designated box on your proxy card if you are submitting a proxy via mail, or by indicating when prompted if you are submitting a proxy through either Skyworks' telephone or Internet proxy submission procedures. In either case, save the admission ticket attached to your proxy (the top half) and bring that with you to the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee) you should consult your instruction card to determine how to indicate your intent to attend the Annual Meeting. If your instruction card does not provide any such indication, you should contact your broker (or other nominee) to determine what you will need to do to be able to attend and vote at the Annual Meeting. In order to be admitted to the Annual Meeting, you will need to present your admission ticket or the appropriate documentation from your broker (or other nominee), as well as provide a valid picture identification, such as a driver's license or passport.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or completed and submitted by telephone or via the Internet, as described on the proxy card). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 11, 2011

The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 15, 2011, by the following individuals or entities: (i) each person or entity who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of March 15, 2011; (ii) the Named Executive Officers (as defined herein under the heading *"Compensation Tables for Named Executive Officers"*); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 15, 2011, there were 186,522,105 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 15, 2011, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
FMR LLC	26,875,888(3)	14.4%
Wellington Management Company, LLP	13,285,890(4)	7.1%
David J. Aldrich	1,357,973(5)	(*)
Kevin L. Beebe	142,500	(*)
Moiz M. Beguwala	131,855	(*)
Bruce J. Freyman	156,496(5)	(*)
Timothy R. Furey	112,500	(*)
Liam K. Griffin	49,637(5)	(*)
Balakrishnan S. Iyer	141,005	(*)
Thomas C. Leonard	87,807	(*)
David P. McGlade	127,500	(*)
David J. McLachlan	85,100	(*)
Donald W. Palette	87,209(5)	(*)
Robert A. Schriesheim	97,500	(*)
Gregory L. Waters	173,325(5)	(*)
All current directors and executive officers as a group (15 persons)	2,860,587(5)	1.5%

* Less than 1%

(1) Unless otherwise set forth in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of March 15, 2011 (the "Current Options"), as follows: Mr. Aldrich—1,031,754 shares under Current Options; Mr. Beebe—105,000 shares under Current Options; Mr. Beguwala—81,000 shares under Current Options; Mr. Freyman—97,500 shares under Current Options; Mr. Furey—75,000 shares under Current Options; Mr. Griffin—0 shares

under Current Options; Mr. Iyer—97,423 shares under Current Options; Mr. Leonard—18,750 shares under Current Options; Mr. McGlade—90,000 shares under Current Options; Mr. McLachlan—45,000 shares under Current Options; Mr. Palette—20,000 shares under Current Options; Mr. Schriesheim—60,000 shares under Current Options; Mr. Waters—0 shares under Current Options; current directors and executive officers as a group (15 persons)—1,721,427 shares under Current Options.

(3) Consists of shares beneficially owned by FMR LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and Strategic Advisers, Inc ("Strategic"), indirect ownership of Pyramis Global Advisors Trust Company ("PGATC") and control over FIL Limited ("FIL"). Fidelity Research, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 26,260,999 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. The beneficial ownership of one investment company, Fidelity Contrafund, amounted to 12,521,389 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Research, and the funds each has sole power to dispose of the 26,260,999 shares owned by the funds. Strategic, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, beneficially owns 39 shares. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR LLC and an investment advisor registered under Section 203 of the Investment Advisory Act of 1940, is the beneficial owner of 205,030 shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power and sole power to vote or to direct the voting of the 205,030 shares owned by institutional accounts or funds advised by PGALLC. PGATC, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, is the beneficial owner of 394,790 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power over 394,790 shares and sole power to vote or to direct the voting of 391,190 shares owned by the institutional accounts managed by PGATC.

FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 15,030 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 39% of the total votes which may be cast by all holders of FIL voting stock.

Of the shares beneficially owned, FMR LLC (through its ownership Fidelity Research and PGATC) has sole voting power with respect to 615,689 shares and sole disposition power with respect to 26,875,888 shares. The address of Fidelity Research and Fidelity Trust is 82 Devonshire Street, Boston, MA 02109. The address of PGATC and PGALLC is 900 Salem Street, Smithfield, Rhode Island, 02917. With respect to the information relating to the affiliated FMR LLC entities, the Company has relied on information supplied by FMR LLC on a Schedule 13G filed with the SEC on February 14, 2011.

(4) Consists of shares beneficially owned by Wellington Management Company, LLP, which has shared voting power as to 10,177,827 shares and shared dispositive power over all such shares. With respect to the information relating to Wellington Management

Company, LLP, the Company has relied on information supplied by Wellington Management Company, LLP on a Schedule 13G filed with the SEC on February 14, 2011. The address and principal business office of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(5) Includes shares held in the Company's 401(k) Savings and Investment Plan as of March 15, 2011.

PROPOSALS TO BE VOTED ON

PROPOSAL 1

Amendment of the Company's Restated Certificate of Incorporation to Declassify the Board of Directors and Permit Directors to be Removed by Stockholders either With or Without Cause

After careful consideration and upon the recommendation of the Nominating and Governance Committee, our Board of Directors voted unanimously to approve, and to recommend to our stockholders that they approve, an amendment to our Restated Certificate of Incorporation to declassify the Board of Directors and make certain other related changes, effective at the Annual Meeting.

Current Classified Board Structure

Article SEVENTH of our Restated Certificate of Incorporation currently requires that our Board of Directors be divided into three classes of approximately equal size (Class I, Class II and Class III), each with a three-year term of office. Generally, absent the earlier resignation or removal of a director, the terms of the classes are staggered, meaning that only one of the three classes stands for reelection at each annual meeting of stockholders. Further, Article SEVENTH only permits directors to be removed by stockholders with cause.

Proposed Amendment

The proposed amendment to Article SEVENTH of our Restated Certificate of Incorporation would

(i) eliminate the classification of our Board of Directors by requiring all directors to be elected at each annual meeting commencing with the 2011 Annual Meeting for a term expiring at the subsequent annual meeting after he or she is elected and until his or her successor shall have been duly elected and qualified or until his or her earlier resignation or removal;

(ii) permit stockholders to remove directors either with or without cause by the affirmative vote of the holders of at least a majority of the shares of all classes of our stock entitled to vote for the election of directors, voting as a single class; and

(iii) make certain other ministerial changes.

The amendment would also cause the term of office of each current director whose term of office is not currently scheduled to expire at the 2011 Annual Meeting (our current Class I Directors, whose term of office expires at the 2012 Annual Meeting and our current Class II Directors whose term of office expires at the 2013 Annual Meeting), whom we refer to collectively as the staggered directors, to nonetheless expire upon the effectiveness of the filing of a certificate of amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. If Proposal 1 is approved, the Company intends to file a certificate of amendment with the Secretary of State of the State of Delaware promptly after the Annual Meeting to make the amendment effective.

To complete the declassification, in Proposal 2, each director whose term is currently scheduled to expire at the 2011 Annual Meeting and each staggered director has been nominated by the Board for election to serve a term expiring at the next annual meeting. The election of the individuals nominated in Proposal 2 is contingent on, and will only be effective upon, the effectiveness of the amendment to our Restated Certificate of Incorporation proposed in this Proposal 1.

If our stockholders do not approve this Proposal 1, our board will remain classified and the contingent election of the individuals nominated in Proposal 2 will not be effective. In the event that Proposal 1 is not approved, our stockholders are also being asked to elect three Class III directors at the Annual Meeting for a term expiring at the 2014 Annual Meeting (see Proposal 3 to elect three nominees as Class III directors). The election of the three Class III directors is contingent on, and will only be effective in the event that Proposal 1 is not approved.

Rationale for Declassification

In determining whether to propose declassifying the board to our stockholders, the Board of Directors considered the arguments in favor of and against continuation of the classified board structure and determined that it would be in the best interests of Skyworks and our stockholders to amend our Restated Certificate of Incorporation to declassify the board. The Board of Directors recognizes that a classified structure may offer several advantages, such as promoting board continuity and stability, encouraging directors to take a long-term perspective, and ensuring that a majority of the board will always have prior experience with the Company. Additionally, classified boards provide effective protection against unwanted takeovers and proxy contests as they make it difficult for a substantial stockholder to gain control of the board without the cooperation or approval of incumbent directors.

However, the Board of Directors also recognizes that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. Moreover, many institutional investors believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies.

Amended Text of Article SEVENTH

Declassification of the Board of Directors requires several changes to Article SEVENTH of our Restated Certificate of Incorporation. The text of the revised Article SEVENTH, marked to show the proposed deletions and insertions, is set forth below. The following text shows the changes to Article SEVENTH after giving effect to the amendment proposed under this Proposal 1. *Exhibit A* to this Proxy Statement shows the revised version of Article SEVENTH our Certificate of Incorporation after giving effect to the amendment proposed in Proposal 1.

SEVENTH:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). ~~At the 1983 annual meeting of stockholders, the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 1984 annual meeting of stockholders, the term of office of the second class to expire at the 1985 annual meeting of stockholders and the term of office of the third class to expire at the 1986 annual meeting of stockholders. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, unless, by reason of any intervening changes in the authorized number of directors, the board shall designate one or more of the then expiring directorships as directorships of another class in order more nearly to achieve equality of number of directors among the classes.~~

~~Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to one of two or more classes, the Board of Directors shall allocate it to that of the available classes whose term of office is due to expire at the earliest date following such allocation.~~

2. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected at each annual meeting of stockholders. Each director so elected shall hold office until the annual meeting of stockholders following the annual meeting at which such director was elected and until a successor is duly elected and qualified, or until such director's earlier death, resignation or removal. The terms of office of each director serving the Corporation as of immediately prior to the effectiveness of the filing of this Certificate of Amendment under the General Corporation Law of the State of Delaware (the "Effective Time") whose term of office did not expire at the 2011 annual meeting of stockholders of the Corporation shall nonetheless expire at the Effective Time, such that the directors elected at the 2011 annual meeting of stockholders of the Corporation effective upon the Effective Time to succeed such directors shall commence their term of office at the Effective Time, for a term expiring at the next annual meeting of stockholders, with each such director to hold office until his or her successor shall have been duly elected and qualified.

3. Vacancies resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, **or by a sole remaining director** and directors so chosen shall hold office for a term expiring at the **next** annual meeting of stockholders ~~**at which the term of office of the class to which they have been elected expires**~~**to occur following their election**. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

4. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock, as provided herein or in any Preferred Stock Designation, to elect additional directors under specific circumstances, any director may be removed from office at any time, ~~**but only for**~~**with or without** cause ~~**and only**~~ by the affirmative vote of the holders of at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for the purposes of this Article Seventh as one class of stock.

5. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this paragraph, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter that, but for this paragraph, would accrue or arise prior to such repeal or modification.

Vote Required

Pursuant to Article TENTH of our Restated Certificate of Incorporation, the amendment of Article SEVENTH of our Restated Certificate of Incorporation proposed under this Proposal 1 requires the affirmative vote of the holders of at least 80% of the shares of all classes of our stock entitled to vote for the election of directors, considered for such purpose as one class of stock. If this amendment to the Restated Certificate of Incorporation is approved, then such amendment will become effective upon filing a certificate of amendment with the Secretary of State of the State of Delaware, which filing would be made promptly after the annual meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF THE AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS AND MAKE CERTAIN OTHER RELATED CHANGES

PROPOSAL 2

ELECTION OF DIRECTORS

The effectiveness of this election is contingent upon our stockholders approving the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors and make certain other related changes described in Proposal 1.

Under this Proposal 2, you are being asked to consider nine nominees, whose names are set forth below, for election to our Board of Directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. ***The election of the nominees set forth in this Proposal 2 will be effective only if our stockholders approve the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors under Proposal 1.*** If Proposal 1 is approved, the Company intends to file a certificate of amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware promptly after the Annual Meeting to make the amendment effective, and the term of office of the nominees set forth below in this Proposal 2 would begin at that time.

If Proposal 1 is not approved by our stockholders, then the election under this Proposal 2 will not be effective. As a result, the terms of office of (i) our currently serving Class I directors, Balakrishnan S. Iyer, Thomas C. Leonard and Robert A. Schriesheim, whose current terms expire at the 2012 Annual Meeting and (ii) our currently serving Class II directors, Kevin L. Beebe, Timothy R. Furey and David J. McLachlan, whose current terms expire at the 2013 Annual Meeting will not be truncated and they will continue to serve as our directors. As a contingency, in the event that Proposal 1 is not approved by our stockholders, we are also asking our stockholders to elect three Class III directors at the Annual Meeting for a term expiring at the 2014 Annual Meeting (see Proposal 3 to elect three nominees as Class III directors). However, the election of the three Class III directors in Proposal 3 will only be effective in the event that Proposal 1 is ***not*** approved.

The names of the nine nominees for contingent election as directors in the event that Proposal 1 is approved, their current positions and offices, the year such nominee was first elected a director of the Company and their board committee memberships are set forth in the table below. All of such nominees are current Skyworks directors. Each nominee for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board of Directors, if any. No nominee or executive officer is related by blood, marriage or adoption to any other director, nominee or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominee's or Director's Name (First Year of Service as a Director)	Position(s) with the Company
David J. Aldrich (2000)	President, Chief Executive Officer and Director
Kevin L. Beebe (2004)(1)(2)	Non-Employee Director
Moiz M. Beguwala (2002)(1)(3)	Non-Employee Director
Timothy R. Furey (1998)(2)(3)	Non-Employee Director
Balakrishnan S. Iyer (2002)(1)(3)	Non-Employee Director
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board
Thomas C. Leonard (1996)	Non-Employee Director
David P. McGlade (2005)(2)(3)	Non-Employee Director
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Below the information about Proposal 3 is biographical information about all of the nominees set forth pursuant to Proposal 2 and Proposal 3 as well as the Company's other executive officers, including information regarding each director's and nominee's business experience for the past five years, and the names of other public companies for which each director or nominee has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Nominating and Corporate Governance Committee and our Board of Directors to conclude that he should serve as a director. In addition, we believe that all of our current directors and nominees have integrity, business acumen, good judgment, knowledge of our business and industry, experience in one or more areas relevant to our business and strategy, and the willingness to devote the time needed to be an effective director.

Directors are elected by a plurality of all votes cast for the election of directors at the meeting. As a result, under Proposal 2, the nine nominees for director who receive the most votes will be elected. Shares represented by all proxies received by the Board of Directors that are properly completed, but do not specify a choice as to the election of directors and are not marked as to withhold authority to vote for the nominees will be voted **FOR** the election of all nine of the nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE NINE NOMINEES IN PROPOSAL 2

PROPOSAL 3

ELECTION OF DIRECTORS

The effectiveness of this election is contingent upon our stockholders failing to approve the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors and make certain other related changes described in Proposal 1.

Unless the amendment to our Restated Certificate of Incorporation described in Proposal 1 is approved by our stockholders, the Company's Restated Certificate of Incorporation will continue to provide that the Board of Directors is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors, and having a three-year term. The Board of Directors currently is composed of nine (9) members: three Class I directors, three Class II directors and three Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually. As a result, the terms of office of (i) our currently serving Class I directors, Balakrishnan S. Iyer, Thomas C. Leonard and Robert A. Schriesheim, whose terms currently expire at the 2012 Annual Meeting and (ii) our currently serving Class II directors, Kevin L. Beebe, Timothy R. Furey and David J. McLachlan, whose terms currently expire at the 2013 Annual Meeting will not be affected and they will continue to serve as our directors.

Under this Proposal 3 you are being asked to consider three nominees, Messrs. David J. Aldrich, Moiz M. Beguwala and David P. McGlade for election to our Board of Directors to serve as Class III directors until the 2014 annual meeting of stockholders and until their successors have been duly elected and qualified. ***The election of the nominees listed in this Proposal 3 will be effective only if our stockholders do not approve the amendment to our Restated Certificate of Incorporation to declassify our Board of Directors and make certain other related changes described in Proposal 1.***

The names of the three nominees for contingent election as Class III directors in the event that Proposal 1 is ***not*** approved and the continuing directors in Class I and Class II, their current positions and offices, the year such nominee or director was first elected a director of the Company, their board committee memberships the year each nominee's or director's current term expires and the class of director of each nominee are set forth in the table below. All of such nominees are current Skyworks directors. Each nominee for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve, then the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board of Directors, if any. No nominee or executive officer is related by blood, marriage or adoption to any other director, nominee or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominee's or Director's Name (First Year of Service as a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2011	III
Moiz M. Beguwala (2002)(1)(3)	Non-Employee Director	2011	III
David P. McGlade (2005)(2)(3)	Non-Employee Director	2011	III
Continuing Directors:			
Balakrishnan S. Iyer (2002)(1)(3)	Non-Employee Director	2012	I
Thomas C. Leonard (1996)	Non-Employee Director	2012	I
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director	2012	I
Kevin L. Beebe (2004)(1)(2)	Non-Employee Director	2013	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2013	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board	2013	II

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Below this Proposal 3 is additional biographical information about all of the nominees set forth pursuant to Proposal 2 and Proposal 3 as well as the Company's other executive officers, including information regarding each director's and each nominee's business experience for the past five years, and the names of other public companies for which each director or nominee for director has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Nominating and Corporate Governance Committee and our Board of Directors to conclude that he should serve as a director. In addition, we believe that all of our directors and nominees have integrity, business acumen, good judgment, knowledge of our business and industry, experience in one or more areas relevant to our business and strategy, and the willingness to devote the time needed to be an effective director.

Directors are elected by a plurality of all votes cast for the election of directors at the meeting. As a result, under Proposal 3, the three nominees for Class III director who receive the most votes will be elected. Shares represented by all proxies received by the Board of Directors that are properly completed, but do not specify a choice as to the election of directors and are not marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE THREE NOMINEES IN PROPOSAL 3

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company his position with the Company as of March 15, 2011:

Name	Title
David J. McLachlan	Chairman of the Board
David J. Aldrich	President, Chief Executive Officer and Director
Kevin L. Beebe	Director
Moiz M. Beguwala	Director
Timothy R. Furey	Director
Balakrishnan S. Iyer	Director
Thomas C. Leonard	Director
David P. McGlade	Director
Robert A. Schriesheim	Director
Donald W. Palette	Vice President and Chief Financial Officer
Gregory L. Waters	Executive Vice President and General Manager, Front-End Solutions
Liam K. Griffin	Senior Vice President, Sales and Marketing
Bruce J. Freyman	Senior Vice President, Worldwide Operations
Mark V.B. Tremallo	Vice President, General Counsel and Secretary
George M. LeVan	Vice President, Human Resources

Directors

David J. McLachlan, age 72, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company), HearUSA, Ltd. (a publicly traded hearing care services company) and Deltagen, Inc (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).

We believe that Mr. McLachlan, the current Chairman of the Board, is qualified to serve as a director because he possesses a broad range of business experience as a result of his service as both chief financial officer and director for several public companies. In particular, Mr. McLachlan has in depth experience handling complex accounting and finance issues for a broad range of companies. He has also served on the boards and audit and governance committees of other public companies (including as chairman of the audit committee), and serves as a designated "audit committee financial expert" for Skyworks' Audit Committee. In addition, Mr. McLachlan has extensive knowledge regarding Skyworks' business, which he has acquired by serving for more than 10 years on its Board of Directors.

David J. Aldrich, age 54, has served as President and Chief Executive Officer, and as a director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

We believe that Mr. Aldrich, who has led Skyworks for more than 10 years, is qualified to serve as a director because of his leadership experience, his strategic decision making ability, his knowledge of the semiconductor industry and his in-depth knowledge of Skyworks' business. Mr. Aldrich brings to the Board of Directors his thorough knowledge of Skyworks' business, strategy, people, operations, competition, financial position and investors. Further, as a result of his service as a director for Belden, Inc., a multi-national public company, Mr. Aldrich provides the Board of Directors with another organizational perspective and other cross-board experience.

Kevin L. Beebe, age 51, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded North American operator of wireless communications towers), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services), Sting Communications (a privately held broadband network provider) and Syniverse Corp. (a privately held provider of support services for wireless carriers).

We believe that Mr. Beebe is qualified to serve as a director because of his 15 years experience as an operating executive in the wireless telecommunications industry. For example, as Group President of Operations at ALLTEL, he was instrumental in expanding ALLTEL's higher margin retail business, which significantly enhanced ALLTEL's competitive position in a dynamic, consolidating industry. In addition, as Chief Executive Officer of 2BPartners, LLC, Mr. Beebe continues to gain a broad range of business experience and to build business relationships by advising leading private equity firms that are transacting business in the global capital markets. Mr. Beebe provides cross-board experience by serving as a director for several public and private companies (including service on both audit and governance committees). Further, Mr. Beebe has served as a director of Skyworks since 2004 and has gained significant familiarity with Skyworks' business.

Moiz M. Beguwala, age 64, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and Cavendish Kinetics Inc. (a privately held MEMS company), as well as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA). He also served as director of SIRF Technologies, Inc. (a former publicly traded GPS solutions semiconductor company) from September 2000 until May 2008.

We believe that Mr. Beguwala is qualified to serve as a director because of his significant experience in, and in depth understanding of, the RF and analog semiconductor markets. Since becoming a vice president at Rockwell Semiconductor over 20 years ago, he has obtained executive experience in the strategic, technological, financial and operational requirements of companies in the wireless semiconductor industry. In addition, through his service as a director for several public and private semiconductor companies (including service on the audit and governance committees of a public company), he continues to gain knowledge of the semiconductor industry and provides cross-board experience to Skyworks.

Timothy R. Furey, age 52, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

We believe that Mr. Furey is qualified to serve as a director because his experience as Chief Executive Officer of MarketBridge, as well as his engagements with MarketBridge's clients (many of which are Fortune 500 companies), provide him with a broad range of knowledge regarding business operations and growth strategies. In addition, Mr. Furey has extensive knowledge regarding Skyworks' business, which he acquired through over 12 years of service on the Board of Directors, including, for the past 7 years as the Chairman of the Compensation Committee.

Balakrishnan S. Iyer, age 54, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

We believe that Mr. Iyer is qualified to serve as a director because his experience as an executive officer of companies in the technology industry provides him with leadership, strategic and financial experience. Through his experiences as a director at the public companies listed above (including as a member of certain audit, governance and compensation committees) he provides the Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate governance topics.

Thomas C. Leonard, age 76, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

We believe that Mr. Leonard is qualified to serve as a director because of his experience in the technology industry in a variety of leadership and key operational positions, which have allowed him to accumulate knowledge in operational management and corporate strategy. In addition, Mr. Leonard has extensive knowledge regarding Skyworks' business, which he has acquired by serving on the Board of Directors for nearly 15 years, and as Skyworks' Chief Executive Officer from September 1999 to April 2000.

David P. McGlade, age 50, has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

We believe that Mr. McGlade is qualified to serve as a director because of his 27 years of experience in the telecommunications business, which have allowed him to acquire significant operational, strategic and financial business acumen. Most recently, as a result of his work as the Chief Executive Officer of Intelsat, a private equity-owned operator of a network of commercial communications satellites and terrestrial connections, Mr. McGlade gained significant leadership and operational experience, as well as knowledge about the global capital markets.

Robert A. Schriesheim, age 50, has been a director since 2006. Mr. Schriesheim is the former Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation in October 2010). Previously, from October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems ("GTS"), SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim is also a director of Lawson Software, Inc. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc. in 2007).

We believe that Mr. Schriesheim is qualified to serve as a director because of his extensive knowledge of the capital markets, experience with corporate financial capital structures and long history of evaluating and structuring merger and acquisition transactions within the technology sector. Mr. Schriesheim also has significant experience, as a senior executive and director in both public and private companies in the technology sector, leading companies through major strategic and financial corporate transformations while doing business in the global market place.

In addition to the information presented above regarding each director's specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that he should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty and adherence to high ethical standards. They have each demonstrated business acumen, an ability to exercise sound judgment and a commitment of service to Skyworks.

Executive Officers (other than President and Chief Executive Officer)

Donald W. Palette, age 53, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Gregory L. Waters, age 50, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).

Liam K. Griffin, age 44, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).

Bruce J. Freyman, age 50, joined the Company in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Mark V.B. Tremallo, age 54, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

George M. LeVan, age 65, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

CORPORATE GOVERNANCE

General

Board of Director Meetings. The Board of Directors met four (4) times during the fiscal year ended October 1, 2010 ("fiscal year 2010"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served during fiscal year 2010.

Director Independence. Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the NASDAQ Stock Market LLC (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company under applicable NASDAQ Rules.

Corporate Governance Guidelines. The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com*.

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present four (4) times during fiscal year 2010. The Chairman of the Board serves as presiding director for these meetings.

Stockholder Communications. Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: c/o Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors (the "Code"), as well as a Code of Ethics for Principal Financial Officers. The Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website, which is located at *http://www.skyworksinc.com*. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Rules by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

Executive Officer and Director Stock Ownership Requirements. We have adopted Executive Officer and Director Stock Ownership programs that require our executive officers (including our Named Executive Officers) and non-employee directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders.

The minimum number of shares of our common stock that the Executive Officer ownership guidelines require our Named Executive Officers to hold while serving in their capacity as executive officers is as follows:

Position	Minimum Share Requirement
President and Chief Executive Officer	*Lesser of (a) number of shares with a fair market value equal to 4x current base salary or (b) 254,600 shares.*
VP and Chief Financial Officer; Executive Vice President and General Manager Front-End Solutions; Senior Vice President Sales and Marketing; Senior Vice President, Worldwide Operations	*Lesser of (a) number of shares with a fair market value equal to 2x current base salary or (b) 71,800, 81,600, 76,000 or 74,000 shares, respectively.*

The minimum number of shares of our common stock that the Director Ownership guidelines require non-employee directors to hold while serving in their capacity as directors is the director base compensation (currently $50,000) multiplied by three (3), divided by the fair market value of the Company's common stock (rounded to the nearest 100 Shares). For purposes of both the Executive Officer and Director Stock Ownership programs, the fair market value of a person's holding is based on the average closing price per share of the Company's common stock as reported on the NASDAQ Global Select Market (or if the Shares are not then traded on such market, such other market on which the Shares are traded) for the 12-month period ending with the determination date. As of March 15, 2011, the Director Ownership guidelines require non-employee directors to hold a minimum of 7,013 shares.

Board Leadership Structure. Our Board of Directors, upon the recommendation of our Nominating and Corporate Governance Committee, has determined that the roles of Chairman of the Board and Chief Executive Officer should be separated at the current time. Accordingly, our Board of Directors has appointed Mr. McLachlan, an independent director within the meaning of applicable NASDAQ rules (see "Director Independence" above), as the Chairman of the Board of Directors. Mr. McLachlan's duties as Chairman of the Board include the following:

- Chairing meetings of the independent directors in executive session.
- Facilitating communications between other members of our Board of Directors and the Chief Executive Officer.
- Preparing or approving the agenda for each Board meeting.
- Determining the frequency and length of Board meetings and recommending when special meetings of our Board should be held.
- Reviewing and, if appropriate, recommending action to be taken with respect to written communications from stockholders submitted to our Board (see "Communicating with the Independent Directors" below).

Our Board decided to separate the roles of Chairman and Chief Executive Officer because it believes that leadership structure offers the following benefits:

- Increasing the independent oversight of the Company and enhancing our Board's objective evaluation of our Chief Executive Officer.
- Freeing the Chief Executive Officer to focus on company operations instead of Board administration.
- Providing the Chief Executive Officer with an experienced sounding board.

- Providing greater opportunities for communication between stockholders and our Board.
- Enhancing the independent and objective assessment of risk by our Board.
- Providing an independent spokesman for the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: We have established an Audit Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Messrs. Schriesheim (Chairman), Beebe, Iyer, Beguwala and McLachlan.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2010. The Audit Committee met nine (9) times during fiscal year 2010.

Audit Committee Financial Expert: The Board of Directors has determined that each of Mr. Schriesheim (Chairman), Mr. Iyer and Mr. McLachlan, meets the qualifications of an "audit committee financial expert" under SEC Rules and the qualifications of "financial sophistication" under the applicable NASDAQ Rules, and qualifies as "independent" as defined under the applicable NASDAQ Rules.

Compensation Committee: We have established a Compensation Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules: Messrs. Furey (Chairman), Beebe, McGlade and Schriesheim. The Compensation Committee met four (4) times during fiscal year 2010. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amounts of executive compensation. The consultant reports directly to the Compensation Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Messrs. Iyer (Chairman), Beguwala, Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met four (4) times during fiscal year 2010. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following.

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;
  - High degree of interest in the business of the Company;
  - Dedication to the success of the Company;
  - Commitment to the responsibilities of a director; and
  - International business or professional experience.

The committee does not have a formal policy with respect to diversity, but believes that our Board, taken as a whole, should embody a diverse set of skills, experiences and backgrounds in order to better inform its decisions. The committee will also take into account the fact that a majority of the Board of Directors must meet the independence requirements of the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors in 2012 may do so in accordance with the provisions of our By-Laws by submitting a written recommendation to our Corporate Secretary at the address noted above no earlier than January 12, 2011 and no later than February 11, 2012. In the event that the 2012 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2011 annual meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2012 annual meeting and no later than the later of 90 days prior to the 2012 annual meeting or the 10th day following the day on which the public announcement of the date of the 2012 annual meeting is first made by the Company. For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and the applicable NASDAQ Rules;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and

- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our Board of Directors oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-day basis. The role of our Board of Directors and its committees is to oversee the risk management activities of management. They fulfill this duty by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our Board of Directors oversees risk management activities relating to business strategy, capital allocation, organizational structure, certain operational risks and acquisitions; our Audit Committee oversees risk management activities related to financial controls and legal and compliance risks; our Compensation Committee oversees risk management activities relating to the our compensation policies and practices as well as management succession planning; and our Nominating and Corporate Governance Committee oversees risk management activities relating to Board composition. Each committee reports to the Board of Directors on a regular basis, including reports with respect to the committee's risk oversight activities as appropriate. In addition, since risk issues often overlap, committees from time to time request that that the Board of Directors discuss particular risks.

Our Compensation Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse affect on our company. Our Compensation Committee believes that any such risks are mitigated by:

- The multiple elements of our compensation packages, including base salary, annual short term incentive compensation plan and (for our executive officer and other key employees) equity awards that vest (or are issuable) over multiple years and are intended to motivate employees to take a long-term view of our business.

- The structure of our short term incentive compensation plan (described in greater detail in this Proxy Statement in "Compensation Discussion and Analysis"), which is based on (i) a number of different financial and operating performance metrics to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are appropriately aggressive yet will not require undue risk-taking to achieve. Our short term incentive compensation plan provides for payments to be made to participants bi-annually based on the achievement of certain performance goals, but features a mechanism whereby actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. If the level of financial performance in the first half of the year is not sustained into the second half of the year, then the 20% withheld will not be paid out to the participant. Further, the structure of the short term incentive compensation plan aids in driving sustained long term financial performance as the goals and targets from the prior year's plan are significant factors used in determining goals for the current year's plan.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

The Board of Directors believes that the continued growth and profitability of the Company depends, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating key employees with experience and ability. The Company believes that its stock-based compensation programs are central to this objective. The Company anticipates that the shares currently available under our existing equity incentive plans will be insufficient to meet our needs beyond next year, thus impairing our ability to attract and retain key employees through the grant of stock-based awards.

Under the Company's Amended and Restated 2005 Long-Term Incentive Plan (the "2005 LTIP"), we are currently authorized to grant awards that would result in us issuing up to an aggregate of (i) 27.5 million shares of our common stock plus (ii) such additional number shares of our common stock equal to the sum of (x) the number of shares of our common stock reserved for issuance under our 1999 Employee Long-Term Incentive Plan (the "1999 Plan") that remained available for grant as of April 26, 2009 (approximately 846,000 shares), and (y) the number of shares of our common stock subject to awards granted under the 1999 Plan that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by the Company at their original purchase price pursuant to a contractual repurchase right after April 26, 2009. As of March 1, 2011, 445,000 shares that were issuable pursuant to awards originally granted under the 1999 plan that subsequently expired or were terminated, cancelled, surrendered, forfeited or repurchased have been made available for grant under the 2005 Plan and 4.3 million shares issuable pursuant to stock options granted under the 1999 Plan that remain outstanding, which, could become available under the 2005 plan to the extent that such stock options expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased.

The 2005 LTIP was adopted on April 28, 2005 and was amended and restated on May 12, 2009. As of March 1, 2011, there were 4.3 million shares of common stock available for future awards under the 2005 LTIP. Accordingly, on February 1, 2011, the Board of Directors adopted, subject to stockholder approval, an amendment to the 2005 LTIP to increase the number of shares of our common stock available for issuance pursuant to awards granted under the 2005 LTIP by 14.25 million. We believe that our stock-based compensation programs have been integral to our success in the past and will be important to our ability to succeed in the future. Therefore, we consider approval of the amendment to the 2005 LTIP vital to our future success.

As of March 1, 2011, the Company had, under the 2005 LTIP (i) 7.0 million shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $15.51 and a weighted average life of 5.79 years, (ii) 106,290 issued but unvested shares of restricted common stock and (iii) 1.9 million unissued shares of common stock under performance share awards for which the performance periods have not yet lapsed. As of March 1, 2011, the Company had, under all of its equity incentive plans (other than its 2002 Employee Stock Purchase Plan) an aggregate of, (i) 12.6 million shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $12.43 and a weighted average life of 5.42 years, (ii) 305,290 issued but unvested shares of restricted common stock and (iii) 1.9 million unissued shares of common stock under performance share awards for which the performance periods have not yet lapsed. As of March 1, 2011, the only equity incentive plans under which the Company is able to grant additional awards are the 2005 LTIP, the 2008 Director Long-Term Incentive Plan and the 2002 Employee Stock Purchase Plan.

We are asking stockholders to approve the amendment to the 2005 LTIP to increase the number of shares available for issuance pursuant to awards granted under the 2005 LTIP by 14.25 million. If the amendment to the 2005 LTIP is approved, the 2005 LTIP will remain unchanged in all respects other than the increase in the number of shares available for issuance pursuant to awards granted under the 205 LTIP by 14.25 million.

Depending on the mix of "full value" awards (i.e., an award other than a nonqualified stock option with up to a seven year term) and stock options awarded under the 2005 LTIP, additional dilution resulting from the proposed 14.25 million increase in the number of shares of common stock available for issuance under the 2005 LTIP would range from 5% to a maximum of 8% (based on the number of shares outstanding as of March 1, 2011). As of March 1, 2011, 0.2% of outstanding stock options had exercise prices greater than the current trading price of the common stock.

By approving the amendment to the 2005 LTIP, stockholders will also be approving the 2005 LTIP, as so amended, for purposes of Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986 (the "Code"). The 2005 LTIP as proposed to be amended is structured in a manner such that awards granted under it can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m). In general, under Section 162(m), in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders every five years. For purposes of Section 162(m), the material terms include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects is discussed below, and stockholder approval of this Proposal 4 will constitute approval of each of these aspects of the 2005 LTIP, as amended for purposes of the approval requirements of Section 162(m).

Description of the 2005 LTIP, as Proposed to be Amended

If the amendment to the 2005 LTIP is approved, the 2005 LTIP will remain unchanged in all respects other than the increase of the number of shares available for issuance pursuant to awards granted under the plan by 14.25 million. Below is a brief summary of the 2005 LTIP as proposed to be amended. The full text of the 2005 LTIP, as proposed to be amended, is attached as *Exhibit B* to the electronic copy of this Proxy Statement that is filed with the Securities and Exchange Commission (accessible via www.sec.gov) and may also be accessed from our website (*www.skyworksinc.com*). In addition, a copy of the 2005 LTIP, as proposed to be amended may be obtained from the Secretary of the Company. The summary of the 2005 LTIP set forth below assumes the approval of the amendment and is qualified in its entirety by reference to the 2005 LTIP, as proposed to be amended.

General

The 2005 LTIP, among other things;

- prohibits the granting of stock options with an exercise price below the fair market value of the common stock on the grant date;
- provides a discounted "share reduction" formula in the pool of available shares, whereby the issuance of any "full value" award (i.e., an award other than a nonqualified stock option with up to a seven year term) will reduce the pool of available shares by 1.5 shares (as a result, if the amendment to the 2005 LTIP is approved, assuming that the Company only grants awards of a type other than nonqualified stock options with up to a seven year term with respect to the additional 14.25 million shares made available by the amendment, a maximum of only 9.5 million additional shares of common stock could be issued pursuant to such other awards);

- prohibits repricing, or reducing the exercise price of a stock option, without first obtaining stockholder approval; and
- does not include any "evergreen" or "reload" provisions.

Types of Awards

The 2005 LTIP provides for the grant of nonqualified stock options, restricted stock awards, stock appreciation rights and other stock and cash-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of seven (7) years. The 2005 LTIP permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock, (iii) delivery to the Company of a promissory note, (iv) any other lawful means, or (v) any combination of these forms of payment.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase (or require forfeiture of) all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Stock Appreciation Rights. Stock appreciation rights entitle recipients to receive the appreciation in the value of the common stock over the value of the Common on the date of grant of the stock appreciation right. Stock appreciation rights will be settled by the delivery of shares of common stock. Stock appreciation rights may be issued in tandem with options or as stand-alone rights.

Other Stock and Cash-Based Awards. Under the 2005 LTIP, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares and/or cash based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Performance Conditions. The Compensation Committee may determine, at the time of grant, that a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award granted to an officer will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code. The performance criteria for each such Award will be based on one or more of the following measures: (a) revenue (b) net income (loss), (c) operating income (loss), (d) gross profit, (e) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, (f) operating profit before or after discontinued operations, interest, taxes, depreciation and/or amortization, (g) earnings (loss) per share, (h) net cash flow, (i) cash flow from operations, (j) revenue growth, (k) earnings growth, (l) gross margins, (m) operating margins, (n) net margins, (o) inventory management, (p) working capital, (q) return on sales, assets, equity or investment, (r) cash or cash equivalent position, (s) achievement of balance sheet or income statement objectives, (t) total stockholder return, (u) stock price, (v) completion of strategic acquisitions/ dispositions, (w) manufacturing efficiency, (x) product quality, (y) customer satisfaction, (z) market share and (aa) improvement in financial ratings. These performance measures may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such performance goals may be adjusted to exclude any one or more of (i) extraordinary and/or non-recurring items, (ii) the cumulative effects of changes in accounting principles, (iii) gains or losses on the disposition of discontinued operations, (iv) the writedown of any asset, (v) charges for restructuring and rationalization programs, (vi) amortization of purchased intangibles associated with acquisitions, (vii) compensation expenses related to acquisitions, (viii) other acquisition related expenses, (ix) impairment charges, (x) gain or loss on minority equity investments, (xi) non-cash income tax expenses and (xii) equity-based compensation expenses. Such performance goals: (A) may vary by Participant and may be different for different Awards; (B) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Compensation Committee; and (C) will be set by the Compensation Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m).

Eligibility to Receive Awards

Employees, officers, consultants and advisors of the Company and its subsidiaries, and of other business ventures in which the Company has a significant interest, are eligible to be granted Awards under the 2005 LTIP. The maximum number of shares with respect to which Awards may be granted to any participant under the 2005 LTIP is 1,500,000 shares per calendar year. The maximum amount of cash that can be paid pursuant to a cash-based award under the 2005 LTIP is $1.5 million per fiscal year per person.

New Plan Benefits

As of March 1, 2011, approximately 4,100 persons were eligible to receive Awards under the 2005 LTIP, including the Company's seven (7) executive officers. The granting of Awards under the 2005 LTIP is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group. On March 1, 2011, the last reported sale price of the Company common stock on the NASDAQ Global Market was $34.75.

Administration

The 2005 LTIP is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2005 LTIP and to interpret the provisions of the 2005 LTIP. Pursuant to the terms of the 2005 LTIP, the Board of Directors may delegate authority under the 2005 LTIP to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2005 LTIP, including the granting of options to executive officers.

Subject to any applicable limitations contained in the 2005 LTIP, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed seven (7) years) and (iv) the number of shares of common stock subject to any restricted stock, restricted stock unit or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the 2005 LTIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2005 LTIP also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (ii) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. In connection with a Reorganization Event, the Board of Directors will take any one or more of the following actions as to all or any outstanding Awards on such terms as the Board determines: (i) provide that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice, provide that all unexercised Options or other unexercised Awards will become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice, (iii) provide that outstanding Awards will become realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an Award holder equal to (A) the Acquisition Price times the number of shares of Common Stock subject to the holder's Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (B) the aggregate exercise price of all the holder's outstanding Awards, in exchange for the termination of such Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all Restricted Stock Awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2005 LTIP.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the 2005 LTIP, except that no Award designated as subject to Section 162(m) of the Code by the Board of Directors after the date of such amendment shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the 2005 LTIP after January 31, 2015, but Awards previously granted may extend beyond that date.

If stockholders do not approve the amendment to the 2005 LTIP, the proposed amendment to the 2005 LTIP will not go into effect and the number of shares available for issuance pursuant to awards granted under the 2005 LTIP will not be increased. In such event, the Compensation Committee of the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant will have compensation income upon the exercise of a stock appreciation right equal to the appreciation in the value of the stock underlying the stock appreciation right. When the stock distributed in settlement of the stock appreciation right is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

PROPOSAL 5

APPROVAL OF THE COMPANY'S AMENDED AND RESTATED 2008 DIRECTOR LONG-TERM INCENTIVE PLAN

The Company's 2008 Director Long-Term Incentive Plan (the "2008 Director Plan") is intended to advance the interests of the Company's stockholders by enhancing the Company's ability to attract and retain the services of experienced and knowledgeable directors, and to provide additional incentives for such directors to continue to work for the best interests of Skyworks and its stockholders through continuing ownership of its common stock. Competition for highly qualified individuals to serve as company directors is intense, and to successfully attract and retain the best candidates, the Company must continue to offer a competitive equity incentive program as an essential component of the directors' compensation. Since 1994, Skyworks has granted equity-awards to directors, upon their first election to the Board of Directors and annually upon re-election.

The 2008 Director Plan was adopted by Skyworks' Board of Directors on November 6, 2007, and approved by the stockholders on March 27, 2008. Under the 2008 Director Plan, we are currently authorized to grant awards to our non-employee directors that would result in us issuing up to an aggregate of (i) 600,000 shares of our common stock plus (ii) the number of shares of our common stock that remained available for grant under the Skyworks Solutions, Inc. 2001 Directors' Stock Option Plan on the effective date of the 2008 Director Plan, which was approximately 120,000.

As of March 1, 2011, there were 270,000 shares remaining available for future awards under the 2008 Director Plan. The Company anticipates that the shares currently available under the 2008 Director Plan will be insufficient to meet our needs beyond 2013, thus impairing our ability to attract and retain non-employee directors through the grant of stock-based awards. Accordingly, on February 1, 2011, the Board of Directors adopted, subject to stockholder approval, an amended and restated 2008 Director Plan (the "Amended 2008 Director Plan") that:

- (i) increases the number of shares of the Company's common stock available for issuance pursuant to awards granted under the plan by 750,000;
- (ii) changes the equity award automatically granted to each non-employee director when such director is first elected or appointed to serve on the Board of Directors from a fixed award of a nonqualified stock option to purchase 25,000 shares of common stock and a restricted stock award for 12,500 shares of common stock to a variable award comprised of a combination of a nonqualified stock option and shares of restricted common stock having an aggregate Black-Scholes value targeted between the 50th and 75th percentile of the non-employee director equity compensation component of the public "peer" group of publicly-traded semiconductor companies with which the Company competes for executive and director talent (as further described below in "Compensation Discussion and Analysis"); and
- (iii) reduces the number of shares of restricted common stock awarded to non-employee directors continuing in office following each annual meeting of stockholders, or special meeting of stockholders in lieu of an annual meeting at which one or more directors are elected, from 12,500 to 6,000.

All other terms and conditions of the 2008 Director Plan will remain the same in the Amended 2008 Director Plan. We are asking the Company's stockholders to approve the Amended 2008 Director Plan. Unless the stockholders approve the Amended 2008 Director Plan, Skyworks may be unable to continue to attract and retain the best individuals to serve as directors.

As of March 1, 2011, there were 199,000 issued but unvested restricted shares under the 2008 Director Plan. No stock options have been awarded pursuant to the 2008 Director Plan. As of March 1, 2011, the Company had, under all of its equity incentive plans (other than its 2002 Employee Stock Purchase Plan) an aggregate of, (i) 12.6 million shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $12.43 and a weighted average life of 5.42 years, (ii) 305,290 issued but unvested shares of restricted common stock and (iii) 1.9 million unissued shares of common stock under performance share awards for which the performance periods have not yet lapsed. As of March 1, 2011, the only equity incentive plans under which the Company is able to grant additional awards are the 2005 LTIP, the 2008 Director Plan and the 2002 Employee Stock Purchase Plan.

Description of the 2008 Director Plan, as Proposed to be Amended and Restated

Below is a brief summary of the Amended 2008 Director Plan. The full text of the Amended 2008 Director Plan is attached as *Exhibit C* to the electronic copy of this Proxy Statement filed with the Securities and Exchange Commission (accessible via www.sec.gov) and may be accessed from our website, *www.skyworksinc.com*. In addition, a copy of the Amended 2008 Director Plan may be obtained from the Secretary of the Company. The following summary is qualified in its entirety by reference to the Amended 2008 Director Plan.

General

The Amended 2008 Director Plan, among other things:

- prohibits the granting of stock options with an exercise price below the fair market value of the common stock on the grant date;
- provides a "share reduction" formula in the pool of available shares, whereby the issuance of any "full value" award (i.e., an award other than a nonqualified stock option with up to a ten year term) will reduce the pool of available shares by 1.5 shares (as a result, if the Amended 2008 Director Plan is approved, assuming that the Company only grants awards of a type other than nonqualified stock options with respect to the additional 750,000 shares made available by the amendment, a maximum of only 500,000 additional shares of common stock could be issued pursuant to such other awards);
- prohibits repricing, or reducing the exercise price of a stock option, without first obtaining stockholder approval; and,
- does not include any "evergreen" or "reload" provisions.

Types of Awards

The Amended 2008 Director Plan provides for the grant of nonqualified stock options, restricted stock awards, restricted stock units and other stock-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of ten (10) years. The Amended 2008 Director Plan permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock which have been held by the optionees for at least six months, or (iii) any combination of these forms of payment.

Restricted Stock Awards and Restricted Stock Units. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Other Stock-Based Awards. Under the Amended 2008 Director Plan, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Eligibility to Receive Awards

Each member of the Board of Directors who is not also an officer of the Company is eligible to be granted Awards under the Amended 2008 Director Plan. Each non-employee director when first elected to serve as a director automatically receives an equity award comprised of a combination of a nonqualified stock option and shares of restricted stock having an aggregate Black Scholes value that lies between the 50th and 75th percentile of the non-employee director equity compensation component of the public "peer" group of publicly-traded semiconductor companies with which the Company competes for executive talent (as further described below in "Compensation Discussion and Analysis"), with the stock option having an exercise price equal to the fair market value of the common stock on the date of grant. In addition, each non-employee director continuing in office following each annual meeting of stockholders or special meeting of stockholders in lieu of an annual meeting at which one or more directors are elected receives a restricted stock award for 6,000 shares. Unless otherwise determined by the Board of Directors, the nonqualified stock options will vest in four (4) equal annual installments and restricted stock awards will vest in three (3) equal annual installments. All other granting of Awards under the Amended 2008 Director Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular director. On March 1, 2011, the last reported sale price of the Company's common stock on the NASDAQ Global Select Market was $34.75.

Administration

The Amended 2008 Director Plan is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Amended 2008 Director Plan and to interpret the provisions of the Amended 2008 Director Plan. Pursuant to the terms of the Amended 2008 Director Plan, the Board of Directors may delegate authority under the Amended 2008 Director Plan to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the Amended 2008 Director Plan.

Except for the automatic grants of the combination of nonqualified stock options and restricted stock awards discussed above, and subject to any applicable limitations contained in the Amended 2008 Director Plan, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed ten (10) years) and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the Amended 2008 Director Plan and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The Amended 2008 Director Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (ii) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. Upon the occurrence of a Reorganization Event, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the Board of Directors must either accelerate the options to make them fully exercisable prior to consummation of the Reorganization Event or provide for a cash out of the value of any outstanding options. Upon the occurrence of a Reorganization Event, the repurchase and other rights of the Company under each outstanding restricted stock award will inure to the benefit of the acquiring or succeeding corporation. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all restricted stock awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the Amended 2008 Director Plan.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the Amended 2008 Director Plan, except that no amendment may (i) increase the number of shares authorized under the Amended 2008 Director Plan, (ii) materially increase the benefits provided under the Amended 2008 Director Plan, (iii) materially expand the class of participants eligible to participate in the Amended 2008 Director Plan, (iv) expand the types of Awards provided under the Amended 2008 Director Plan or (v) make any other changes that require stockholder approval under the rules of the NASDAQ Stock Market unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the Amended 2008 Director Plan after March 27, 2018, but Awards previously granted may extend beyond that date.

If stockholders do not approve the Amendment to the 2008 Director Plan, the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Internal Revenue Code (the "IRC") is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Tax Consequences to the Company. There will be no tax consequences to the Company when grants are made under the Amended 2008 Director Plan except that we will be entitled to a tax deduction when a participant has compensation income.

New Plan Benefits. The following table discloses the benefits that would be allocated to the persons listed in the table in 2011 if the Amended 2008 Director Plan is approved. All other granting of the remaining Awards under the Amended 2008 Director Plan is discretionary pursuant to the formula provisions in the Amended 2008 Director Plan.

New Plan Benefits

Name and Position	Dollar Value	Restricted Stock
David J. McLachlan	$ 208,500	6,000
Kevin L. Beebe	$ 208,500	6,000
Moiz M. Beguwala	$ 208,500	6,000
Timothy R. Furey	$ 208,500	6,000
Balakrishnan S. Iyer	$ 208,500	6,000
Thomas C. Leonard	$ 208,500	6,000
David P. McGlade	$ 208,500	6,000
Robert A. Schriesheim	$ 208,500	6,000
Non-Executive Director Group (8 persons)	$1,668,000(1)	48,000

(1) This dollar value is determined based on $34.75 per share, the last reported sale price of the Company common stock on the NASDAQ Global Select Market on March 1, 2011.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF THE COMPANY'S AMENDED AND RESTATED 2008 DIRECTOR LONG-TERM INCENTIVE PLAN

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors believes it is in the best interest of the Company to encourage stock ownership by employees of the Company. The Company's 2002 Employee Stock Purchase Plan (the "ESPP") affords employees of the Company the opportunity to purchase shares of the Company's common stock at a discount through regular payroll deductions. The Company believes the ESPP enhances its ability to seek and retain the services of highly skilled and competent persons to serve as employees of the Company, and at the same time, encourages employee stock ownership. Under the ESPP, the Company has currently reserved 6.13 million shares of common stock to provide eligible employees with opportunities to purchase shares. As there would be an insufficient number of shares available for continuing the ESPP into fiscal year 2011, on February 1, 2011, the Board of Directors adopted, subject to stockholder approval, an amendment to the ESPP that increases the number of shares of common stock authorized for purchase under the plan from 6.13 million to 8.38 million (the "ESPP Amendment").

We are asking stockholders to approve the ESPP Amendment. Apart from the ESPP Amendment, no other terms or conditions of the ESPP will change. With the approval of the ESPP Amendment by the stockholders, it is the intention of the Company to have the ESPP continue to qualify as an "employee stock purchase plan" under Section 423 of the IRC, which may provide certain tax benefits to employees as described below. In addition, if the ESPP Amendment is approved, the Company intends to continue providing non-U.S. employees with the opportunity to purchase shares of the Company's common stock at a discount pursuant to Skyworks' Non-Qualified Employee Stock Purchase Plan ("NQ ESPP") by taking all necessary action to make available an additional 300,000 shares of common stock under the NQ ESPP, which action is not subject to stockholder approval. If the ESPP Amendment is not approved by the stockholders, the Company will not be able to continue to offer employees an opportunity to participate in the ESPP in the future once the shares that remain available for issuance thereunder are exhausted. Further, if the ESPP Amendment is not approved, the Company will not take any action to increase the number of shares available under the NQ ESPP and will discontinue such plan when the remaining shares available under the NQ ESPP have been exhausted. As of March 1, 2011, there were 374,279 shares available for future purchase under the ESPP.

Description of the ESPP as Proposed to be Amended

Below is a brief summary of the ESPP, as proposed to be amended. The full text of the ESPP, as proposed to be amended, is attached as *Exhibit D* to the electronic copy of this Proxy Statement that is filed with the Securities and Exchange Commission (accessible via www.sec.gov) and may be accessed from our website, *www.skyworksinc.com*. In addition, a copy of the ESPP may be obtained from the Secretary of the Company. The summary of the ESPP set forth below assumes the approval of the ESPP Amendment and is qualified in its entirety by reference to the ESPP as proposed to be amended. As noted above, other than the change to the ESPP proposed to be made by the ESPP Amendment, no other terms or conditions of the ESPP will change.

Eligibility

All employees of the Company and its participating subsidiaries who are employed by the Company at least ten (10) business days prior to the first day of the applicable offering period are eligible to participate in the ESPP, except for any employee who owns stock representing five percent (5%) or more of the total combined voting power or value of all classes of the Company's common stock. An employee's rights under the ESPP terminate when he or she ceases to be an employee. The Company's non-employee directors are not eligible to participate in the ESPP.

Participation

The number of shares that participants may purchase under the ESPP is discretionary and the value of the Company's common stock purchased by participants under the ESPP will vary based on the fair market value of the Company's common stock on an offering period's commencement date or termination date. Accordingly, the number of shares that will be purchased by our employees and executive officers in the future are not currently determinable.

Offering Periods

The Compensation Committee of the Board of Directors establishes the offering periods; however, an offering period may not extend for more than twenty-four (24) months. Subject to the foregoing, the offering periods will generally consist of six month periods commencing on each August 1 and February 1 and terminating on each January 31 and July 31, respectively.

Purchase Options

On the commencement date of each offering period, the Company will grant to each participant an option to purchase on the termination date of each offering period at the Option Exercise Price (as defined below), that number of full shares of common stock equal to the amount of each participant's accumulated payroll deductions made during the offering period, up to a maximum of 1,000 shares. This maximum may be increased or decreased as set forth in the ESPP. If the participant's accumulated payroll deductions on the termination date would result in a purchase of more than the maximum allowed under the plan, the excess deductions will be refunded to the participant, without interest.

The Option Exercise Price for each offering period is the lesser of: (i) eighty-five percent (85%) of the fair market value (as defined in the ESPP) of the common stock on the offering commencement date, or (ii) eighty-five percent (85%) of the fair market value of the common stock on the offering termination date, in either case rounded up to the next whole cent. If the participant's accumulated payroll deductions on the last day of the offering period would otherwise enable the participant to purchase common stock in excess of the limitation prescribed under Section 423(b)(8) of the IRC, the excess will be refunded by the Company, without interest.

Option Exercise

Each participant in the ESPP on the termination date of each offering period will be deemed to have exercised his or her option on such date and to have purchased from the Company such number of full shares of common stock reserved for the ESPP as his or her accumulated payroll deductions on such date will pay for at the Option Exercise Price (so long as such participant remained employed at the termination date), subject to the maximums and limitations set forth in the ESPP.

Stock Subject to the ESPP

Without giving effect to the proposed amendment, an aggregate of 6,130,000 shares of common stock have been authorized for issuance under the ESPP since its inception. If there are any unexercised options granted under the ESPP that expire or terminate or options that cease to be exercisable, the unpurchased shares subject to such option will again be available under the ESPP. If the number of shares of common stock available for any offering period is insufficient to satisfy the requirements for that offering period, the available shares for that offering period shall be apportioned among participating employees in proportion to their options.

Initial Eligibility and Participation

An eligible employee may enter the ESPP by enrolling and authorizing payroll deductions not later than ten (10) business days before the next commencement date. Unless the participant files a revised authorization, or withdraws from the ESPP, his or her participation under the enrollment on file will continue as long as the ESPP remains in effect.

A participant may withdraw in full from the ESPP prior to the termination date, in which event the Company will refund without interest the entire balance of such participant's deductions not previously used to purchase common stock under the ESPP. Upon termination of the participant's employment because of death, the person(s) entitled to receipt of the common stock and/or cash shall have the right to elect, either (i) to withdraw, without interest, all of the payroll deductions credited to the participant's account under the ESPP, or (ii) to exercise the participant's option for the purchase of shares of common stock on the next offering termination date following the date of the employee's death.

The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid thereon.

Deduction Amounts

An employee may authorize payroll deductions from 1% to 10% (in whole number percentages only) of his or her eligible compensation (as defined in the ESPP). An employee may not make any additional payments into such account. Only full shares of common stock may be purchased. Any balance remaining in an employee's account after a purchase will, to the extent not refunded as set forth above, be carried forward to the next offering period. Payroll deductions may not be increased, decreased or suspended by a participant during an offering period.

Termination and Amendment

The ESPP may be terminated at any time by the Company's Board of Directors. It will terminate in any case on the earlier of December 31, 2012, or when all of the shares of common stock reserved for the ESPP have been purchased. The Compensation Committee or the Board of Directors may from time to time adopt amendments to the ESPP, subject to certain restrictions set forth in the ESPP.

Sale of Stock Purchased Under the ESPP

An employee may sell stock purchased under the ESPP at any time the employee chooses, subject to compliance with Company trading policies, any applicable federal or state securities laws, and subject to certain restrictions imposed under the ESPP.

Administration and Cost

The Company bears all costs of administering and carrying out the ESPP, and the ESPP may be administered by the Compensation Committee, or such other committee as may be appointed by the Board of Directors of the Company.

The Company will indemnify each member of the Board of Directors and the Compensation Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under the ESPP.

Application of Funds

The proceeds received by the Company from the sale of common stock pursuant to options granted under the ESPP may be used for any corporate purposes, and the Company is not obligated to segregate participating employees' payroll deductions.

Changes in Common Stock

If the Company should subdivide or reclassify the common stock, or should declare thereon any dividend payable in shares of such common stock, or should take any other action of a similar nature affecting such common stock, then the number and class of shares of common stock which may thereafter be optioned (in the aggregate and to any individual participating employee) shall be adjusted accordingly.

Merger or Consolidation

If the Company should merge into or consolidate with another corporation, the Board of Directors may, at its election, either (i) terminate the ESPP and refund without interest the entire balance of each participant's deductions, or (ii) entitle each participant to receive on the offering termination date upon the exercise of such option for each share of common stock as to which such option shall be exercised the securities or property to which a holder of one share of the common stock was entitled upon and at the time of such merger or consolidation. A sale of all or substantially all of the assets of the Company shall be deemed a merger or consolidation for the foregoing purposes.

New Plan Benefits

Because benefits under the ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the ESPP.

Federal Income Tax Consequences

The following summarizes certain United States federal income tax considerations for employees participating in the ESPP and certain tax effects to the Company. This summary, however, does not address every situation that may result in taxation. For example, it does not discuss foreign, state, or local taxes, or any of the tax implications arising from a participant's death. This summary is not intended as a substitute for careful tax planning, and each employee is urged to consult with and rely on his or her own advisors with respect to the possible tax consequences (federal, state, local and foreign) of exercising his or her rights under the ESPP.

The amounts deducted from an employee's pay under the ESPP will be included in the employee's compensation subject to United States federal income tax, and the Company will withhold taxes on these amounts. Generally, the employee will not recognize any additional income at the time options are granted pursuant to the ESPP or at the time the employee purchases shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which the employee acquired such shares, the employee will recognize ordinary compensation income (i.e., not capital gain income) at the time of such disposition in an amount equal to the excess, of the fair market value of the shares on the day the shares were purchased over the amount the employee paid for the shares. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally, the fair market value of the shares on the day of purchase). Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year. The holding period for determining whether the gain or loss realized is short or long term will not begin until the employee has purchased shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the employee will recognize ordinary compensation income at the time of such disposition in an amount equal to the lesser of:

(a) the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares; or

(b) 15% of the fair market value of the shares measured as of the first business day of the offering period in which the shares were purchased.

In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's tax basis in the shares. Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year and otherwise will be short-term capital gain or loss.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which such shares were purchased, the Company generally will be entitled to a deduction for United States federal income tax purposes in an amount equal to the ordinary compensation income recognized by the employee as a result of such disposition. If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the Company will not be entitled to any deduction for United States federal income tax purposes with respect to the options or the shares issued upon their exercise.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL 7

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY VOTE")

We are providing our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal is not intended to address any specific item of compensation or the compensation of any particular named executive officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this Proxy Statement. This proposal, which is commonly referred to as "say-on-pay," is required by the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act. Section 14A of the Exchange Act also requires that stockholders have the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which is the subject of Proposal No. 8.

Our executive compensation programs are designed to enable us to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our stockholders.

The "Information about Executive and Director Compensation" section of this Proxy Statement, including "Compensation Discussion and Analysis," describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to fiscal 2010. Highlights of our executive compensation program include the following:

We emphasize pay-for-performance and tie a significant amount of our named executive officers' pay to our performance. Consistent with our performance-based compensation philosophy, we reserve the largest portion of our executive's potential compensation for performance- and stock-based programs. We provide short-term variable compensation to motivate executives and to reward them for achieving near term financial performance targets. We provide long-term stock-based compensation, mainly in the form of performance share awards and stock options to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. The financial performance goals under our short-term cash incentive program focus on profitably increasing our revenues, maintaining a focus on cash flow and ensuring that we strive for complete customer satisfaction. In 2010, approximately 86% of our chief executive officer's total compensation was attributable to incentive awards, of which 70% of such incentive awards were in the form of equity incentive awards.

We believe that our compensation programs are strongly aligned with the long-term interests of our stockholders. We believe that equity awards coupled with our executive stock ownership guidelines serve to align the interests of our executives with those of our long-term stockholders by encouraging long-term performance and also incent our executives to increase stockholder value. As such, equity awards are a key component of our executive compensation program. In fiscal year 2010, equity awards, mainly in the form of performance share awards and stock options, represented between 50% to 60% of our named executive officers' aggregate compensation. Stock options more closely align the long-term interests of our executives with those of our stockholders because the recipient will only realize a return on the option if our stock price increases over the life of the option. In addition, awards of stock options align with our growth strategy and provide significant financial upside if our growth objectives are achieved, while placing a significant portion of our executives' compensation at risk if our objectives are not achieved. We also believe that awarding performance shares with both performance and service conditions further aligns our executive's interest with those of the Company's stockholders since such performance shares will only be issued if the Company achieves pre-established financial performance metrics and the executive remains employed by the Company for a set period of time (usually two years after the initial issuance of stock under such award).

We provide a competitive executive compensation program for our industry. The Compensation Committee of our board, with assistance from compensation consultants, annually reviews our executive compensation program to ensure that it is competitive with the companies in our industry with which we compete for executive talent. We target the median of our comparison group for our base salary and annual target cash compensation levels and between the median and 75th percentile for equity compensation, with the opportunity to earn above this based on performance. This positioning places greater emphasis on long-term pay, alignment with stockholder interests and long-term retention. We also feel that this level of executive compensation enables us to attract and retain the executive talent necessary to meet our business objectives. Our named executive officers' fiscal year 2010 cash compensation levels and equity compensation levels were ultimately above the median of our comparison group as a result of the Company's fiscal 2010 performance.

We are committed to having strong governance standards with respect to our compensation program, procedures and practices. Our compensation programs are built upon our strong corporate governance framework, described elsewhere in this Proxy Statement, and demonstrated, in part, by our policies prohibiting our directors and executive officers from hedging their economic interests in Company securities and from engaging in any short-term, speculative securities transactions, including purchasing securities on margin, engaging in short sales or buying or selling put or call options. We have adopted Executive Officer and Director Stock Ownership programs that require our executive officers and non-employee directors to hold a significant equity interest in our company with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. In addition, as part of its commitment to strong corporate governance and best practices, our Compensation Committee has retained an independent compensation consultant. Our Compensation Committee has also incorporated compensation analytical tools such as market data, tally sheets, compensation history for each executive and walk-away analysis as part of its annual executive compensation review. Our Compensation Committee has also implemented equity compensation grant procedures, an annual process to assess the efficacy of our company-wide compensation programs and a risk management program, which includes an ongoing evaluation of the relationship between our compensation programs and risk.

Recommendation

As we describe in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders. In addition, our Board of Directors believes that the Company's financial performance over the last fiscal year, including the increased share price of our common stock demonstrates that our executive compensation program was designed appropriately and is working effectively to support long-term value creation.

Our Board of Directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement.

As an advisory vote, this proposal is not binding. Neither the outcome of this advisory vote nor of the advisory vote included in Proposal No. 8 overrules any decision by the Company or the Board of Directors (or any committee thereof), creates or implies any change to the fiduciary duties of the Company or the Board of Directors (or any committee thereof), or creates or implies any additional fiduciary duties for the Company or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS BY VOTING "*FOR*" PROPOSAL NO. 7

PROPOSAL 8

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-FREQUENCY VOTE")

In Proposal No. 8, we are providing our stockholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers. Section 14A of the Exchange Act requires us to submit a non-binding, advisory resolution, commonly known as a say-on-frequency proposal, to stockholders at least once every six years to determine whether advisory votes on executive compensation, such as Proposal No. 7, should be held every one, two or three years. Accordingly, in this Proposal No. 8, we are asking our stockholders to cast a non-binding advisory vote regarding their preference as to the frequency of future executive compensation advisory votes. Stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two or three years, or they may abstain from casting a vote on this Proposal No. 8.

The Board of Directors will take into consideration the outcome of this vote in making a determination about the frequency of future executive compensation advisory votes, but, because this vote is advisory in nature, the Board of Directors may come to the conclusion that it is in the best interests of our stockholders and the Company to hold the advisory vote to approve executive compensation more or less frequently.

After careful consideration, the Board of Directors believes that the executive compensation advisory vote should be held every three years, and therefore our Board of Directors recommends that you vote for a frequency of every THREE YEARS for future executive compensation advisory votes.

The Board of Directors believes that a once every three years, or triennial, executive compensation advisory vote complements our goal to create a compensation program that enhances long-term stockholder value and will allow our stockholders to evaluate executive compensation on a more thorough, long-term basis than a more frequent vote. Consistent with our view that our executive compensation program should serve as an incentive and retention tool, we take a long-term view of executive compensation and encourage our stockholders to do the same. As described in "Compensation Discussion and Analysis," our compensation program emphasizes multi-year individual and Company performance through the equity-based awards portion of our executive compensation. Equity-based awards, mainly in the form of stock options and performance share awards, have represented the majority of our executives' compensation during the last three fiscal years. These equity-based awards provide the potential for significant rewards for our executives if our long-term growth objectives are achieved, while placing a significant portion of our executives' compensation at risk if our long-term objectives are not achieved. The financial and operating performance and continued service conditions on the performance share awards that we grant further align our executive's interest with those of the Company's long -term performance.

Too-frequent executive compensation advisory votes may encourage a short-term analysis of executive compensation. Annual or biennial executive compensation advisory votes also may not allow stockholders sufficient time to evaluate the effect of changes we make to executive compensation, as any adjustment in pay practices would take time to implement and to be reflected in our financial performance and in the price of our common stock. A triennial vote will provide our Compensation Committee and our Board of Directors sufficient time to thoughtfully evaluate the results of the most recent advisory vote on executive compensation, discuss the implications of the vote with our stockholders and develop and implement any changes to our executive compensation program that may be appropriate in light of the vote. The composition and level of compensation paid to executives in the market evolves over multiple years. A triennial approach will allow us to review evolving practices in the market to ensure our compensation programs reflect best practices. Independent of the timing of the executive compensation advisory vote, we intend to continue to engage with our stockholders regarding our executive compensation programs during the period between advisory votes, and we encourage stockholders to contact the Board of Directors at any time to provide feedback about corporate governance and executive compensation matters.

THE BOARD OF DIRECTORS BELIEVES THAT HOLDING THE EXECUTIVE COMPENSATION ADVISORY VOTE EVERY THREE YEARS IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS VOTING FOR A FREQUENCY OF EVERY *"THREE YEARS"*

PROPOSAL 9

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending September 30, 2011 ("fiscal year 2011"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended October 1, 2010, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2011.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's By-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting, is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEAR 2011

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended October 1, 2010, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and letter which were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 1, 2010, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Moiz M. Beguwala
Balakrishnan S. Iyer
David J. McLachlan
Robert A. Schriesheim, Chairman

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2010 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2010. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2010	% of Total	Fiscal Year 2009	% of Total
Audit Fees—Integrated Audit(1)	$1,352,000	97%	$1,215,000	97%
Audit-Related Fees(2)	—	0%	5,000	0%
Tax Fees(3)	37,000	3%	33,000	3%
All Other Fees(4)	2,000	0%	2,000	0%
Total Fees	$1,391,000	100%	$1,255,000	100%

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal year 2010 and fiscal year 2009 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $37,000 and $33,000 of the total tax fees for fiscal year 2010 and 2009, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2010 and 2009 consist of licenses for accounting research software.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2010 and fiscal 2009.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2011 Annual Meeting of the Stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Summary and 2010 Overview

We emphasize pay-for-performance and our compensation program is designed to link the pay of our executives to our overall financial and operational performance and their contribution to stockholder value. Consistent with our performance-based compensation philosophy, we reserve the largest portion of our executive's potential compensation for performance- and stock-based programs. We provide short-term variable compensation to motivate executives and to reward them for achieving near term financial performance targets. We provide long-term stock-based compensation, mainly in the form of performance share awards and stock options to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability.

As we began 2010, we faced an uncertain business environment as the global economy continued its recovery from the recessionary economic conditions that existed in many parts of the world during 2008 and 2009, particularly in North America and Europe. We also continued to face competition in our key markets from a number of significant, well established competitors. Despite these challenges and uncertainties and in the face of significant competition, the Company's operating results and financial performance were strong in fiscal 2010 and we believe that our executives were instrumental in achieving that performance. The Company saw both significant improvement in financial and operating results from fiscal 2009 to fiscal 2010 and experienced record levels of revenue, profitability and operating cash flow in fiscal 2010. Some highlights of our fiscal 2010 operating performance and financial results are set forth below.

- Revenues grew by approximately 33.6% or $269.3 million year-over-year, driven primarily by higher overall demand for our wireless semiconductor products that support mobile internet, wireless infrastructure, energy management and diversified analog applications.
- Gross profit increased by $138.6 million or 300 basis points to 42.6% of net revenue for fiscal 2010 as compared to fiscal 2009 due to continued factory process and productivity enhancements, product end-to-end yield improvements, year-over-year material cost reductions, targeted capital expenditure investments, and the increase in net revenues.
- Operating income increased by $128.0 million to $199.7 million or 178.6% over fiscal 2009 to 18.6% of revenue for fiscal 2010 primarily due to the increases in net revenue and gross profit margin along with a higher degree of operating leverage as the Company maintained relatively constant operating expenditures.
- The Company generated $223.0 million in cash from operations during fiscal 2010 resulting in a cash, cash equivalents and restricted cash balance of $459.4 million at October 1, 2010.
- The Company further strengthened its balance sheet by retiring $53.0 million in aggregate principal amount of its 2007 Convertible Notes.
- The Company reported fiscal 2010 diluted earnings per share of $0.75, up from $0.56 in fiscal 2009.

Due to Skyworks' strong performance in fiscal 2010, overall executive compensation paid increased as compared to executive compensation paid during fiscal 2009. As a result of our strong performance described above, the performance targets under our annual Executive Incentive Plan were exceeded and payouts were made ranging from 159% to 182% of target bonus for our named executive officers. In addition, with respect to the performance share awards granted to our named executive officers, as described in footnote 2 of the "Grants of Plan-Based Awards Table" below, the Company again exceeded its performance targets and, accordingly, issued a larger number of earned shares to each executive officer than were awarded in fiscal 2009.

Part of the goal of our executive compensation program is to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. We aim to accomplish that goal by providing a significant portion of their overall compensation in the form of long-term stock-based compensation, mainly performance share awards and stock options, which we hope will drive the creation of sustainable stockholder value. We think that the recent performance of our stock price is some indication that our compensation program has incentivized our executives to focus on the long-term performance of the Company and to increase overall stockholder value and has been successful in aligning the interests of our executives with our stockholders. The performance graphs set forth below shows Skyworks' relative stock performance against the members of Skyworks' "Peer Group" (as described below in the Compensation Discussion and Analysis) having the highest and lowest stock performance over the following periods (i) Skyworks' fiscal year 2010 (10/3/2009 - 10/1/2010) and (ii) the beginning of fiscal year 2010 to the present, respectively.


Skyworks Solutions, Inc.'s Relative Stock Performance
Against Best and Lowest Performers of its Peer Group
Fiscal Year 2010 (10/3/09 - 10/1/10)
180%
160%
140%
120%
100%
80%
60%
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Skyworks
Cypress Semi
(Best Performer)
Silicon Labs
(Lowest Performer)


Skyworks Solutions, Inc.'s Relative Stock Performance
Against Best and Lowest Performers of its Peer Group
Beginning of Fiscal Year 2010 to Present (10/3/09 - 3/15/11)
340%
300%
260%
220%
180%
140%
100%
60%
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Skyworks
Fairchild Semi
(Best Performer)
Intersil
(Lowest Performer)

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the Internal Revenue Code ("IRC") and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components and amounts of compensation to be paid to our Chief Executive Officer, our Chief Financial Officer and each of our other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers during fiscal 2010 as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;

(3) providing short-term variable compensation that motivates executives and rewards them for achieving financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon/Radford Consulting to assist the Compensation Committee in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

Role of Chief Executive Officer

The Compensation Committee also considers the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations include an assessment of each individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2010, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 30 semiconductor companies (where sufficient data was not available in the Aon/Radford semiconductor survey data—for example, for a VP/General Manager position—the Comparator Group data reflected survey data regarding high-technology companies, which included a larger survey sample) and (ii) the public "peer" group data for 15 publicly-traded semiconductor companies with which the Company competes for executive talent (the "Peer Group"):

*Anadigics
*Analog Devices
*Broadcom
*Cypress Semiconductor
*Fairchild Semiconductor
*Integrated Device Technology
*Intersil
*Linear Technology
*LSI Logic
*Maxim Integrated Products
*National Semiconductor
*ON Semiconductor
*RF Micro Devices
*Silicon Laboratories
*TriQuint Semiconductor

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2010 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established (and the full Board of Directors was advised of) the base salary, short-term incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of the executive.

In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership skills necessary to ensure our continued growth and success, (iii) the Chief Executive Officer's role relative to other Named Executive Officers and (iv) the considerable length of his 16-year service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term incentive target opportunity, and equity-based compensation for 2010 were competitive for chief executive officers in the sector. The Chief Executive Officer was not present during voting or deliberations of the Compensation Committee concerning his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, 401(k) plan retirement benefits, and medical and insurance benefits. Consistent with our objective of ensuring that executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical or insurance benefits to Named Executive Officers that are different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers for fiscal year 2010 were generally targeted at the Comparator Group median, with consideration given to role, responsibility, performance and length of service. After taking these factors into account, the base salary increase for the Named Executive Officers for fiscal year 2010 was on average 3.5%. Given the significant changes in the economic environment and the uncertainty in financial markets in the first half of fiscal 2010, however, the Compensation Committee determined to delay implementing the recommended base salary increases until the second half of fiscal 2010 after it became clear that the Company's business had stabilized.

Short-Term Incentives

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2010, the Compensation Committee adopted the 2010

Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance metrics established on a semi-annual basis. Short-term incentives are intended to motivate and reward executives by tying a significant portion of their total compensation to the Company's achievement of pre-established performance metrics that are generally short-term (i.e., less than one year). In establishing the short-term incentive plan, the Compensation Committee first determined a competitive short-term incentive target for each Named Executive Officer based on the Comparator Group data, and then set threshold, target and maximum incentive payment levels. At the target payout level, Skyworks' short-term incentive was designed to result in an incentive payout equal to the median of the Comparator Group, while a maximum incentive payout for exceeding the performance metrics would result in a payout above the median of the Comparator Group, and a threshold payout for meeting the minimal corporate performance metrics would result in a payout below the median. The following table shows the incentive payment levels the Named Executive Officers could earn in fiscal year 2010 (shown as a percentage of base salary), depending on the Company's achievement of the performance metrics. Actual performance between the threshold and the target metrics or between the target and maximum metrics was determined based on a linear sliding scale.

	Threshold	Target	Maximum
Chief Executive Officer	50%	100%	200%
Other Named Executive Officers	30%	60%	120%

For fiscal year 2010, in establishing the Incentive Plan, the Compensation Committee considered the fact that for the first half of fiscal 2010 our primary corporate goal was to increase revenue in excess of the market growth rate by gaining market share, while at the same time leveraging our fixed cost structure to generate higher earnings. As in the prior year, for fiscal year 2010, the Compensation Committee split the Incentive Plan into two six month performance periods, with the performance metrics focused on achieving revenue, non-GAAP gross margin and specified non-GAAP operating margin targets, in addition to a cash, customer satisfaction and units shipped metric. The weighting of the different metrics for the first half of fiscal year 2010 is set forth as follows.

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Cash Metric	Units Shipped Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	30%	30%	20%	10%	10%	N/A
Executive Vice President and General Manager, Front-End Solutions	20% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	10%	N/A	30%
Senior Vice President, Sales and Marketing	40% (30% based on corporate and 10% based on business unit)	10% (based on business unit)	20%	N/A	N/A	30%
Senior Vice President, Worldwide Operations	30%	20%	30%	10%	10%	N/A

For the first half of fiscal 2010, each executive officer's incentive award was consistent with the metrics set forth above, with the Company only making payments for the performance metrics that were achieved. Accordingly, the Chief Executive Officer (who was eligible to earn 50% of his annual base salary at target for the first half), and the Vice-President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and Senior Vice President, Worldwide Operations (each of whom was eligible to earn 30% of his annual base salary at target for the first half) earned a first half incentive award equal to approximately 94%, 57%, 42%, 42% and 57% of his annual base salary, respectively. The Compensation Committee determined to pay, in lieu of cash, unrestricted common stock of the Company for the portion of each of the Named Executive Officer's first half short-term incentive earned above the target level. Accordingly, the Chief Executive Officer, the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and the Senior Vice President, Worldwide Operations received approximately 47%, 47%, 28%, 29% and 47% of their respective first half incentive payments in the form of unrestricted common stock of the Company. In addition, in recognition of their contributions to the Company's performance during the first half of fiscal 2010, the Compensation Committee approved payments to approximately 800 other non-executive employees under non-executive incentive plans containing terms and conditions similar to the Incentive Plan. Consistent with the Incentive Plan (and other employee incentive plans), actual payments for the first six month performance period were capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of the fiscal year since the Company sustained its financial performance throughout fiscal year 2010.

For the second half of fiscal year 2010, the Committee again established performance metrics based on achieving specified revenue and unit shipments, non-GAAP gross margin, non-GAAP operating margin targets and a cash and customer satisfaction metric. The weighting of the different metrics for the second half of fiscal year 2010 is set forth as follows.

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Cash Metric	Units Shipped Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	30%	30%	20%	10%	N/A	10%
Executive Vice President and General Manager, Front-End Solutions	20% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	10%	N/A	30%
Senior Vice President, Sales and Marketing	40% (30% based on corporate and 10% based on business unit)	10% (based on business unit)	20%	N/A	N/A	30%
Senior Vice President, Worldwide Operations	30%	20%	30%	10%	10%	N/A

In determining the weightings among the Named Executive Officers, the Compensation Committee's goal was to align the incentive compensation of each Named Executive Officer with the performance metrics such executive could most impact. For instance, the performance metrics for the Chief Executive Officer, Vice-President and Chief Financial Officer and Senior Vice President, Worldwide Operations were designed to focus such executives on improving the Company's competitive position and achieving profitable growth overall. The performance metrics for the Executive Vice President and General Manager, Front-End Solutions were designed to focus such executive on business unit performance (i.e., the ramping of new products and expansion of the customer base), and the performance metrics for the Senior Vice President, Sales and Marketing were designed to focus such executive on increasing revenue while at the same time increasing gross margin.

In the second half of the year, the Company met or exceeded its targets. Accordingly, the Chief Executive Officer (who was eligible to earn 50% of his annual base salary at target for the second half), and the Vice-President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and Senior Vice President, Worldwide Operations (each of whom was eligible to earn 30% of his annual base salary at target for the second half) earned a second half incentive award equal to approximately 87%, 52%, 56%, 53% and 48% of his annual base salary, respectively. The Compensation Committee determined to pay, in lieu of cash, unrestricted common stock of the Company for the portion of each of the Named Executive Officer's second half short-term incentive earned above the target level. Accordingly, the Chief Executive Officer, the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and the Senior Vice President, Worldwide Operations each received approximately 43%, 43%, 47%, 44% and 37% of their respective second half incentive payments in the form of unrestricted common stock of the Company. In addition, the 20% "holdback" of the first half incentive was paid out to each executive officer due to the Company's sustained financial performance.

For the full fiscal year, the total payments under the Incentive Plan to the Chief Executive Officer (who was eligible to earn 100% of his annual base salary at target for the year), and the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, the Senior Vice President, Sales and Marketing, and the Senior Vice President, Worldwide Operations (each of whom was eligible to earn 60% of his annual base salary at target for the year) earned approximately 182%, 109%, 98%, 96% and 104% of his annual base salary, respectively.

The target financial performance metrics established by the Compensation Committee under the Incentive Plan are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short-term incentive awards in extraordinary circumstances.

Long-Term Stock-Based Compensation

The Compensation Committee generally makes stock-based compensation awards to executive officers on an annual basis. Stock-based compensation awards are intended to align the interests of our executive officers with stockholders, and reward them for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal year 2010, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 10, 2009, at a regularly scheduled Compensation Committee meeting. Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to certain executive officers for fiscal year 2010, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the outstanding number of shares that are typically used for employee compensation programs. The Compensation Committee then set the number of Skyworks shares of common stock that would be made available for executive officer awards at approximately the median of the Comparator Group based on the business need, internal and external circumstances and RiskMetrics/ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers. The Compensation Committee then attributed a long-term equity-based compensation value to each executive officer. One-half of that value was converted to a number of stock options using an estimated Black-Scholes value, and the remaining half of the value was converted to a number of performance share awards (at target) based on the fair market value of the common stock. The Compensation Committee's rationale for awarding performance shares is to further align the executive's interest with those of the Company's stockholders by using equity-awards that will vest only if the Company achieves a pre-established performance metric(s).

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical plans, dental plans, vision plans, life insurance plans and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as the Company does not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan")—an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation—as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found under the *"Potential Payments Upon Termination or Change of Control"* section below.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause, or if a Named Executive Officer terminates his own employment for a good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefit is generally tied to his respective annual base salary and targeted short-term incentive opportunity (or past short-term incentive earned).

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail under the *"Potential Payments Upon Termination or Change of Control"* section below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 4999 of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards fully vest upon the occurrence of a change in control. In addition, each outstanding performance share award shall be deemed earned as to the greater of (a) the "target" level or (b) the number of shares that would have been deemed earned under the award as of the day prior to the change in control. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company and encourages the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the process.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2010, fiscal year 2009 and fiscal year 2008.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
David J. Aldrich	2010	$609,000	$1,508,750	$1,109,614	$1,106,510	$12,879	$4,346,753
President and Chief Executive Officer	2009	$598,077	$1,270,500	$ 964,921	$ 653,750	$12,879	$3,500,127
	2008	$583,404	$3,920,715	$ 684,714	$1,048,220	$12,191	$6,249,244
Donald W. Palette	2010	$338,500	$ 506,940	$ 355,076	$ 368,874	$11,500	$1,580,890
Vice President and Chief Financial Officer	2009	$327,692	$ 398,090	$ 289,476	$ 215,738	$11,471	$1,242,467
	2008	$305,769	$ 452,985	$ 76,079	$ 328,138	$12,199	$1,175,170
Gregory L. Waters	2010	$390,000	$ 506,940	$ 355,076	$ 382,434	$10,942	$1,645,392
Executive Vice President and General Manager, Front-End Solutions	2009	$378,846	$ 440,440	$ 321,640	$ 270,085	$10,025	$1,421,036
	2008	$370,635	$ 637,988	$ 190,198	$ 397,347	$ 9,464	$1,605,632
Liam K. Griffin	2010	$357,500	$ 506,940	$ 355,076	$ 341,653	$28,108	$1,589,277
Senior Vice President, Sales and Marketing	2009	$352,923	$ 440,440	$ 321,640	$ 295,148	$44,888	$1,455,039
	2008	$344,000	$1,262,588	$ 190,198	$ 365,526	$82,132	$2,244,444
Bruce J. Freyman	2010	$355,500	$ 470,730	$ 332,884	$ 371,307	$10,942	$1,541,363
Senior Vice President, Worldwide Operations	2009	$350,923	$ 398,090	$ 289,476	$ 240,680	$11,772	$1,290,941
	2008	$343,000	$ 719,929	$ 171,179	$ 335,879	$11,218	$1,581,205

(1) The amounts in the Stock Awards and Option Awards columns represent the grant date fair values, computed in accordance with the provisions of ASC 718-*Compensation—Stock Compensation* ("ASC 718") of performance share awards, restricted stock and stock options awarded during the applicable fiscal year, with estimated forfeiture rates applied to restricted stock and stock option awards. For fiscal years 2009 and 2010, the maximum grant date fair values of the Stock Awards would be two times (2 x) the amount shown in the table. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 29, 2010. The amount in the Stock Awards column for fiscal year 2009 excludes the incremental grant date fair market value of the 2009 Replacement Awards as follows: Mr. Aldrich ($775,200), Mr. Palette ($90,440), Mr. Waters ($103,360), Mr. Griffin ($258,400) and Mr. Freyman ($129,200). The amount in the Stock Awards column for fiscal year 2008 includes the original grant date fair market value of the 2007 PSAs: Mr. Aldrich ($3,123,000), Mr. Palette ($364,350), Mr. Waters ($416,400), Mr. Griffin ($1,041,000) and Mr. Freyman ($520,500). See footnote 9 of the *"Outstanding Equity Awards at Fiscal Year End Table"* below for detailed information regarding the 2009 Replacement Awards and 2007 PSAs.

(2) Reflects amounts paid to the Named Executive Officers pursuant to the Incentive Plan. For the first and second half of fiscal year 2010, as well as the second half of fiscal years 2008 and 2009, the portion of the Incentive Plan attributable to Company performance above the "target" performance metric was paid in the form of unrestricted common stock of the Company as follows: Mr. Aldrich (FY 2008: $248,500; FY 2009: $270,000; FY 2010: $497,500), Mr. Palette (FY 2008: $77,800; FY 2009: $89,100; FY 2010: $165,800), Mr. Waters (FY 2008: $80,900; FY 2009: $102,600; FY 2010: $148,400,), Mr. Griffin (FY 2008: $87,300; FY 2009: $95,600; FY 2010: $127,200) and Mr. Freyman (FY 2008: $64,800; FY 2009:

$95,000; FY 2010: $158,000). The number of shares awarded in lieu of cash was based on the fair market value of the Company's common stock on November 4, 2008, November 10, 2009, May 11, 2010 and November 9, 2010, the respective dates that Incentive Plan payments were approved by the Compensation Committee.

(3) "All Other Compensation" includes the Company's contributions to the executive's 401(k) plan and the cost of group term life insurance premiums. Mr. Griffin's amount includes subsidized mortgage and other relocation expenses of $72,831, $34,548 and $17,768 for fiscal years 2008, 2009 and 2010, respectively.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2010, including incentive awards payable under our Fiscal Year 2010 Executive Incentive Plan.

Name	Grant Date	Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David J. Aldrich . . . . President and Chief Executive Officer	11/10/2009	$304,500	$609,000	$1,218,000	62,500	125,000	250,000	—	250,000	$12.07	$2,618,364
Donald W. Palette . . . . . . Vice President and Chief Financial Officer	11/10/2009	$101,550	$203,100	$ 406,200	21,000	42,000	84,000	—	80,000	$12.07	$ 862,016
Gregory L. Waters . . . . . . Executive Vice President and General Manager, Front-End Solutions	11/10/2009	$117,000	$234,000	$ 468,000	21,000	42,000	84,000	—	80,000	$12.07	$ 862,016
Liam K. Griffin . . . . Senior Vice President, Sales and Marketing	11/10/2009	$107,250	$214,500	$ 429,000	21,000	42,000	84,000	—	80,000	$12.07	$ 862,016
Bruce J. Freyman . . . . Senior Vice President, Worldwide Operations	11/10/2009	$106,650	$213,300	$ 426,600	19,500	39,000	78,000	—	75,000	$12.07	$ 803,614

(1) Actual performance between the Threshold and Target metrics are paid on a linear sliding scale beginning at the Threshold percentage and moving up to the Target percentage. The same linear scale applies for performance between Target and Maximum metrics. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the *"Summary Compensation Table"* above under *"Non-Equity Incentive Plan Compensation."* For fiscal year 2010, the portion of the Incentive Plan payment attributable to Company performance above the Target level for both the first and second half of the fiscal year was paid to the Named Executive Officers in the form of unrestricted common stock of the Company.

(2) Represents performance share awards made on November 10, 2009, under the Company's 2005 Long-Term Incentive Plan (the "FY10 PSA"). The FY10 PSAs have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award. The "performance" condition required that the Company achieve certain pre-established non-GAAP operating margin metrics (i.e., "minimum," "target" and "maximum" non-GAAP operating margin levels), with the "minimum" number of shares equal to one-half (½) the "target" share level, and the "maximum" number of shares equal to two times (2x) the "target" share level. For purposes of the FY10 PSAs, the "non-GAAP operating margin" meant the Company's non-GAAP operating margin for Fiscal Year 2010 as reported publicly by the Company following the fiscal year end. Actual Company performance between the "minimum" and the "maximum" performance metrics was to be determined based on a linear sliding scale. The "continued employment" condition of the FY10 PSAs provides that, to the extent that the non-GAAP operating margin performance metric is met for the fiscal year, then one-third (33%) of the total shares for which the performance metric was met would be issuable to the executive on the first anniversary of the grant date, the next one-third (33%) of such shares would be issuable to the executive on the second anniversary of the grant date (the "Second Issuance Date"), and the final one-third (33%) of such shares would be issuable to the executive on the third anniversary of the grant date (the "Third Issuance Date"), provided that the executive continues employment with the Company through each such vesting date(s). In the event of termination by reason of death or permanent disability, the holder of an FY10 PSA (or his or her estate) would receive any shares that would have been issuable thereunder during the remaining term of the award (i.e., earned but unissued shares).

(3) The options vest over four years at a rate of 25% per year commencing one year after the date of grant, provided the executive remains employed by the Company. Options may not be exercised beyond three months after the executive ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(4) Stock options awarded to executive officers had an exercise price equal to the closing price of the Company's common stock on the grant date.

(5) Amount reflects the grant date fair values of stock options and performance share awards granted on November 10, 2009, computed in accordance ASC 718.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of Fiscal Year 2010.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(9)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
David J. Aldrich	75,000	0	0	$28.938	10/6/10	210,000(2)	$4,336,500	466,666	$9,636,653
President and Chief	65,000	0	0	$13.563	4/4/11				
Executive Officer	175,000	0	0	$12.650	4/25/12				
	365,000	0	0	$ 9.180	1/7/14				
	274,254	0(3)	0	$ 8.930	11/10/14				
	62,500	0(4)	0	$ 4.990	11/8/12				
	187,500	62,500(5)	0	$ 6.730	11/7/13				
	90,000	90,000(6)	0	$ 9.330	11/6/14				
	75,000	225,000(10)	0	$ 7.180	11/4/15				
	0	250,000(11)	0	$12.070	11/10/16				
Donald W. Palette	0	50,000(7)	0	$ 7.500	8/20/14	30,417(2)	$ 628,104	119,555	$2,468,811
Vice President and	0	10,000(6)	0	$ 9.330	11/6/14				
Chief Financial Officer	0	67,500(10)	0	$ 7.180	11/4/15				
	0	80,000(11)	0	$12.070	11/10/16				
Gregory L. Waters	100,000	0	0	$ 9.180	1/7/14	36,667(2)	$ 757,167	128,444	$2,652,369
Executive Vice President	64,530	0(3)	0	$ 8.930	11/10/14				
and General Manager,	0	18,750(5)	0	$ 6.730	11/7/13				
Front-End Solutions	25,000	25,000(6)	0	$ 9.330	11/6/14				
	0	75,000(10)	0	$ 7.180	11/4/15				
	0	80,000(11)	0	$12.070	11/10/16				
Liam K. Griffin	100,000	0	0	$24.780	9/7/11	66,667(2)	$1,376,667	158,444	$3,271,869
Senior Vice President,	0	18,750(5)	0	$ 6.730	11/7/13				
Sales and Marketing	0	25,000(6)	0	$ 9.330	11/6/14				
	0	75,000(10)	0	$ 7.180	11/4/15				
	0	80,000(11)	0	$12.070	11/10/16				
Bruce J. Freyman	50,000	0(8)	0	$ 5.120	5/2/15	40,000(2)	$ 826,000	124,055	$2,561,736
Senior Vice President,	40,000	0(4)	0	$ 4.990	11/8/12				
Worldwide Operations	45,000	15,000(5)	0	$ 6.730	11/7/13				
	22,500	22,500(6)	0	$ 9.330	11/6/14				
	22,500	67,500(10)	0	$ 7.180	11/4/15				
	0	75,000(11)	0	$12.070	11/10/16				

(1) Reflects a price of $20.65 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on October 1, 2010.

(2) Other than Mr. Palette's restricted stock grant on August 20, 2007, which was made as part of a new hire grant package and vests 25% per year over four years, unvested restricted shares shown are comprised of (a) two-thirds (66%) of the November 6, 2007 grant and (b) 100% of the 2009 Replacement RSAs (as described in footnote 9 below). The restricted stock awards made on November 6, 2007 had both performance and service based vesting conditions. The performance condition allowed for accelerated vesting of an award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance met or exceeded the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient met the service condition but not the performance condition in years one, two, three and four, the restricted stock would have vested in three equal installments on the second, third and fourth anniversaries of the grant date. In November 2008, the first third (33%) of the November 6, 2007 grant vested as a result of a performance accelerator triggered as the Company exceeded the 60th percentile of its peers on the basis of stock performance. On November 6, 2009, another third (33%) of such grant vested as a result of a performance accelerator triggered as the Company exceeded the 60th percentile of its peers. In addition, the last third (33%) of such grant vested on November 6, 2009 as a result of the passage of time.

(3) These options were granted on November 10, 2004, and vested at a rate of 25% per year until they became fully vested on November 10, 2008.

(4) These options were granted on November 8, 2005, and vested at a rate of 25% per year until they became fully vested on November 8, 2009.

(5) These options were granted on November 7, 2006, and vested at a rate of 25% per year until they became fully vested on November 7, 2010.

(6) These options were granted on November 6, 2007, and vest at a rate of 25% per year until fully vested on November 6, 2011.

(7) These options were granted on August 20, 2007, and vest at a rate of 25% per year until fully vested on August 20, 2011.

(8) These options were granted on May 2, 2005, and vested at a rate of 25% per year until they became fully vested on May 2, 2009.

(9) Reflects the FY10 PSAs (as described in footnote 2 of the *"Grants of Plan-Based Awards Table"* above) and 2009 Replacement PSAs awarded to the Named Executive Officers on November 10, 2009, and June 10, 2009, respectively, both at the "target" level, as well as two-thirds (66%) of the FY09 PSAs awarded on November 4, 2008 at the actual shares earned. Other than having a different "non-GAAP operating margin" performance metric applicable for fiscal year 2009, the FY09 PSAs have the same terms and conditions as the FY10 PSAs described in footnote 2 of the *"Grants of Plan-Based Awards Table"* above. With respect to the FY09 PSAs, the Company achieved 95.8% of the "maximum" non-GAAP operating margin for fiscal year 2009 and, accordingly, on November 4, 2009, the Company issued one-third of each executive's earned shares, and held back the other two-thirds of such earned shares for possible issuance on the Second and Third Issuance Dates provided the executive meets the continued employment condition. Similarly, regarding the FY10 PSAs, the Company achieved 100% of the "maximum" non-GAAP operating margin for fiscal year 2010 and, accordingly, on November 10, 2010, the Company issued one-third of each executive's earned shares, and held back the other two-thirds of such earned shares for possible issuance on the Second and Third Issuance Dates provided the executive meets the continued employment condition.

On June 4, 2009, each Named Executive Officer had the opportunity to forfeit an outstanding performance share award dated November 6, 2007, that such executive had previously been granted (the "2007 PSA") and receive, in its place, the following equity awards:

(1) a restricted stock award (the "2009 Replacement RSA") covering shares equal to the "Threshold/Nominal" tranche of shares of the Company's common stock that could be earned under the executive's 2007 PSA, which shares would vest on November 6, 2010, provided the Named Executive Officer continued his employment with the Company through such date, and

(2) an IRC Section 162(m) compliant performance share award (the "2009 Replacement PSA", and together with the 2009 Replacement RSA, the "2009 Replacement Awards") pursuant to which the executive would receive a number of shares of the Company's common stock equal to the aggregate amount of the "target" and "maximum/stretch" tranches of shares of the Company's common stock that could be earned under the 2007 PSA, if certain conditions are satisfied.

Each of the Named Executive Officers accepted the Company's offer and agreed to have his 2007 PSA cancelled and replaced with the 2009 Replacement Awards. The maximum number of shares issued under the 2009 Replacement Awards for each Named Executive Officer on June 10, 2009, was equal to the maximum number of shares that would have been issuable to such executive under his cancelled 2007 PSA. The 2009 Replacement Awards consisted of (a) the 2009 Replacement RSAs that vested on November 6, 2010, as follows: Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares); and (b) the 2009 Replacement PSAs as follows (which represents the number of shares that could have been received under each such executive's 2007 PSA if the "maximum/stretch" tranches of shares were earned): Mr. Aldrich (300,000 shares), Mr. Palette (35,000 shares), Mr. Waters (40,000 shares), Mr. Griffin (100,000 shares) and Mr. Freyman (50,000 shares). The 2009 Replacement PSAs have both "relative stock performance" and "continued employment" conditions that must be met in order for the executive to receive any shares underlying the award. The "relative stock performance" condition provided that if the percentage change in the price of Skyworks' common stock as compared to a "peer group" of companies during a specified "measuring period" exceeded the 60th percentile of such peer group, then the "target" price level change would have been met and 50% of the total shares covered by the PSA would be earned, subject to the continued employment condition. If the percentage change in the price of Skyworks' common stock exceeded the 70th percentile of the peer group then the "maximum" price level change would have been met and 100% of the shares subject to the PSA would be earned, subject to the continued employment condition. The percentage change in the price of the common stock of the Company, as well as each member of the Peer Group, during the Measurement Period was determined by comparing (x) the average of such entity's stock price for the ninety (90) day period beginning on November 6, 2007 to (y) the average of the entity's stock price for the ninety (90) day period ending on November 6, 2010. For purposes of calculating the average price of the common stock of an entity during such ninety (90) day periods, only "trading days" (days on which the NASDAQ Global Select Market is open for trading) were used in such calculation, and trading volume on any such trading day was not factored into such calculation. For purposes of the 2009 Replacement PSAs, the "Measurement Period" was deemed to have started on November 6, 2007, and ended on November 6, 2010. The "continued employment" condition provides that, if the relative stock price performance condition is met for either the "target" or "maximum" level, then 50% of the total shares for which the relative stock price performance metric was met would be issuable to the executive on November 6, 2010, and the other 50% of such total shares would be issuable to the executive on or about November 6, 2011, provided that the executive is employed with Skyworks through such date(s). In the event of termination by reason of death or permanent disability after the measurement date of a 2009 Replacement PSA (but before shares are issued), the holder (or his or her estate) would receive the number of shares that would have been issuable thereunder based on the actual performance of the Company. In November 2010, the Company determined that the change in the price of the Company's common stock had exceeded the 70th percentile of its Peer Group and as a result the "maximum" relative stock performance level had been met and therefore 100% of the shares subject to the PSA were eligible for issuance subject to the continued employment condition. On November 6, 2010, the Company issued one-half of each executive's earned shares.

(10) These options were granted on November 4, 2008, and vest at a rate of 25% annually through November 4, 2012.

(11) These options were granted on November 10, 2009, and vest at a rate of 25% annually through November 10, 2013.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2010.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
David J. Aldrich President and Chief Executive Officer	417,500	$3,700,024	155,834	$1,710,565
Donald W. Palette Vice President and Chief Financial Officer	94,500	$ 930,850	42,944	$ 500,748
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	181,250	$2,055,903	49,888	$ 543,342
Liam K. Griffin Senior Vice President, Sales and Marketing	348,280	$2,793,826	49,888	$ 543,342
Bruce J. Freyman Senior Vice President, Worldwide	100,000	$1,393,270	45,028	$ 490,339

(1) Reflects restricted stock that vested on November 6, 2009, for Mr. Aldrich (60,000 shares), Mr. Waters (16,666 shares), Mr. Griffin (16,666 shares) and Mr. Freyman (15,000 shares). For Mr. Palette, the table includes restricted stock that vested on November 6, 2009 (6,666 shares) and August 20, 2010 (6,250 shares). In addition, the amount reflects one-third of the FY09 PSAs that were issued on November 4, 2009 to Mr. Aldrich (95,834 shares), Mr. Palette (30,028), Mr. Waters (33,222 shares), Mr. Griffin (33,222 shares) and Mr. Freyman (30,028 shares).

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. The Company has not permitted employees to make contributions to the Executive Compensation Plan since December 31, 2005. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the performance of the investments he selects. Upon retirement, as defined in the Executive Compensation Plan, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2010 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, President and Chief Executive Officer	$0	$0	$78,011	$0	$700,480

(1) Balance as of October 1, 2010. This amount is comprised of Mr. Aldrich's individual contributions and the return/(loss) generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. Aldrich (the "Aldrich Agreement"). The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards ("PSAs").

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the termination occurs or (y) the target annual short-term incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any PSAs outstanding, shares subject to such award would have been deemed earned to the extent any such shares would have been earned pursuant to the terms of such award as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

After the fiscal year end, on November 23, 2010, the Company modified the Aldrich Agreement as follows: (1) the initial term of the Agreement was extended for three (3) years until January 22, 2014, at which time the Agreement will renew on an annual basis for up to five (5) additional one year periods, unless at least 90 days prior to the end of the initial term or the then-current additional term, either party provides written notice that the Aldrich Agreement should not be extended; and (2) in order to ensure that any PSAs issued to Mr. Aldrich continue to be treated as performance based compensation under Section 162(m) of the IRC, the Agreement was amended such that if Mr. Aldrich is involuntarily terminated or terminates his employment for good reason or for no reason, he will be entitled to receive only the number of performance shares under outstanding PSAs that he would have received had he actually remained employed through the end of the performance period applicable to such PSAs. All other terms and conditions of the Agreement remain the same.

Other Named Executive Officers

In January 2008, the Company entered into Change of Control / Severance Agreements with each of Bruce J. Freyman, Liam K. Griffin, Donald W. Palette and Gregory L. Waters (each a "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards. In the case of Mr. Freyman's COC Agreement, the severance payment due will be paid out in bi-weekly installments over a twelve (12) month period.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short-term incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the case of Mr. Freyman's COC Agreement, any severance payment due will be paid out in bi-weekly installments over a twelve (12) month period. In the event of the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and, except for Mr. Freyman's COC Agreement, each contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment. Mr. Freyman's COC Agreement contains non-solicitation provisions applicable to him while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the COC Agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in base compensation or authority, duties or responsibility, (ii) a material change in office location, or (iii) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes payments and benefits that would be made to the Named Executive Officers under their change of control/severance agreements with the Company in the following circumstances as of October 1, 2010:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause or for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after October 1, 2010.

Name	Benefit	Before Change in Control: Termination w/o Cause or for Good Reason(1)	After Change in Control: Termination w/o Cause or for Good Reason(1)	Upon Change in Control(1)	Death/ Disability(1)
David J. Aldrich . . . . President and Chief Executive Officer(2)(5)	Salary and Short-Term Incentive(4)	$ 3,090,320	$ 3,862,900	$ 0	$ 0
	Accelerated Options	$ 7,064,550	$ 7,064,550	$ 7,064,550	$ 7,064,550
	Accelerated Restricted Stock	$ 3,097,500	$ 3,097,500	$ 3,097,500	$ 3,097,500
	Accelerated Performance Shares	$15,315,403	$15,315,403	$15,315,403	$15,315,403
	Medical	$ 0	$ 20,971	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 1,892,596	$ 0	$ 0
	TOTAL	**$28,567,773**	**$31,253,920**	**$25,477,453**	**$25,477,453**
Donald W. Palette . . . . . . Vice President and Chief Financial Officer	Salary and Short-Term Incentive(4)	$ 642,750	$ 1,285,500	$ 0	$ 0
	Accelerated Options	$ 0	$ 2,366,325	$ 2,366,325	$ 2,366,325
	Accelerated Restricted Stock	$ 0	$ 490,438	$ 490,438	$ 490,438
	Accelerated Performance Shares	$ 0	$ 3,697,486	$ 3,697,486	$ 3,697,486
	Medical	$ 0	$ 23,650	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 642,750**	**$ 8,363,399**	**$ 6,554,249**	**$ 6,554,249**
Gregory L. Waters . . . . . . Executive Vice President and General Manager, Front-End Solutions	Salary and Short-Term Incentive(4)	$ 739,955	$ 1,479,911	$ 0	$ 0
	Accelerated Options	$ 0	$ 2,240,650	$ 2,240,650	$ 2,240,650
	Accelerated Restricted Stock	$ 0	$ 413,000	$ 413,000	$ 413,000
	Accelerated Performance Shares	$ 0	$ 3,932,669	$ 3,932,669	$ 3,932,669
	Medical	$ 0	$ 23,650	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 739,955**	**$ 8,589,880**	**$ 6,586,319**	**$ 6,586,319**
Liam K. Griffin . . . . Senior Vice President, Sales and Marketing	Salary and Short-Term Incentive(4)	$ 691,609	$ 1,383,218	$ 0	$ 0
	Accelerated Options	$ 0	$ 2,240,650	$ 2,240,650	$ 2,240,650
	Accelerated Restricted Stock	$ 0	$ 1,032,500	$ 1,032,500	$ 1,032,500
	Accelerated Performance Shares	$ 0	$ 5,171,669	$ 5,171,669	$ 5,171,669
	Medical	$ 0	$ 23,650	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 691,609**	**$10,351,687**	**$ 8,444,819**	**$ 8,444,819**
Bruce J. Freyman . . . . Senior Vice President, Worldwide Operations	Salary and Short-Term Incentive(4)	$ 671,455	$ 1,342,910	$ 0	$ 0
	Accelerated Options	$ 0	$ 2,016,225	$ 2,016,225	$ 2,016,225
	Accelerated Restricted Stock	$ 0	$ 516,250	$ 516,250	$ 516,250
	Accelerated Performance Shares	$ 0	$ 3,883,336	$ 3,883,336	$ 3,883,336
	Medical	$ 0	$ 20,971	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 671,455**	**$ 8,279,692**	**$ 6,415,811**	**$ 6,415,811**

(1) Reflects a price of $20.65 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on October 1, 2010. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(2) "Good Reason" termination in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment following such change in control.

(3) Other than Mr. Aldrich, the Named Executive Officer's excise tax gross-up is capped at $500,000.

(4) Assumes an Incentive Plan payment of the three (3) year average of the actual incentive payments made for fiscal years 2010, 2009 and 2008 since such average is greater than the three (3) year average at the "target" payout level. Amounts shown do not reflect the value of accrued vacation/paid time off to be paid upon termination as required by law.

(5) In the event Mr. Aldrich voluntarily terminated his employment outside of a change of control as of October 1, 2010, he would have received $25,774,440, comprised of the following: cash ($3,090,320); accelerated options ($5,992,050); accelerated restricted shares ($3,097,500) and accelerated performance share awards ($13,594,570).

Director Compensation

Cash Compensation

Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Prior to February 1, 2011, additional annual retainers were paid, in quarterly installments, to the Chairman of the Board ($17,500); the Chairman of the Audit Committee ($15,000); the Chairman of the Compensation Committee ($10,000); and the Chairman of the Nominating and Governance Committee ($5,000). Additional annual retainers were also paid, in quarterly installments, to directors who served on committees in roles other than as Chairman as follows: Audit Committee ($5,000); Compensation Committee ($3,000); and Nominating and Corporate Governance Committee ($2,000).

Beginning February 1, 2011, the additional annual retainers (paid in quarterly installments) were increased as follows: the Chairman of the Board ($30,000); the Chairman of the Audit Committee ($20,000); the Chairman of the Compensation Committee ($15,000); the Chairman of the Nominating and Governance Committee ($10,000); non-chair member of Audit Committee ($10,000); non-chair member of Compensation Committee ($7,500); and non-chair member of Nominating and Corporate Governance Committee ($5,000). In addition, the Compensation Committee continues to retain discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

Equity-Compensation

Prior to February 1, 2011, when first elected to serve as a non-employee director, such director automatically received a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, following each annual meeting of stockholders between March 27, 2008 and February 1, 2011, each non-employee director who is continued in office received a restricted stock award for 12,500 shares. Beginning on February 1, 2011, newly appointed non-employee directors will receive an initial equity grant comprised of a combination of stock options and restricted stock having an aggregate Black-Scholes value targeted between the 50th and 75th percentile of the director equity compensation component of Skyworks Peer Group, with the stock option having an exercise price equal to the fair market value of the common stock on the date of grant. In addition, following each annual meeting of stockholders, each non-employee director who is continuing in office or re-elected after February 1, 2011, will receive a restricted stock award for 6,000 shares. Unless otherwise determined by the Board of Directors, any nonqualified stock options awarded under the 2008 Director's Plan will vest in four (4) equal annual installments and any restricted stock awards under the 2008 Director's Plan will vest in three (3) equal annual installments. In the event of a change of control of the Company, the outstanding options and restricted stock under the 2008 Director's Plan shall become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
David J. McLachlan, Chairman	$74,500	$184,475	$0	$258,975
Timothy R. Furey	$62,000	$184,475	$0	$246,475
Kevin L. Beebe	$58,000	$184,475	$0	$242,475
David P. McGlade	$55,000	$184,475	$0	$239,475
Robert A. Schriesheim	$68,000	$184,475	$0	$252,475
Balakrishnan S. Iyer	$60,000	$184,475	$0	$244,475
Moiz M. Beguwala	$57,000	$184,475	$0	$241,475
Thomas C. Leonard	$50,000	$184,475	$0	$234,475

(1) The amounts in the Stock Awards column represents the grant date fair values, computed in accordance with the provisions of ASC 718, for awards made during the fiscal year, with estimated forfeiture rates applied. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 29, 2010.

(2) The non-employee members of the Board of Directors who held such position on October 1, 2010, held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
David J. McLachlan, Chairman	135,000
Timothy R. Furey	120,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	219,435
Moiz M. Beguwala	194,340
Thomas C. Leonard	150,000

Equity Compensation Plan Information

The Company currently maintains nine (9) stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan

- the 2005 LTIP, and
- the 2008 Director Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders. A description of the material features of each non-stockholder approved plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of October 1, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	7,535,880(1)	$10.58	9,346,766(3)
Equity compensation plans not approved by security holders	7,753,587	$10.41	0(4)
Total	15,289,467(2)	$10.49	9,346,766

(1) Excludes 631,290 unvested restricted shares and 3,637,895 unvested shares under performance shares awards.

(2) Includes 384,140 options held by non-employees (excluding non-employee directors).

(3) No further grants will be made under the 1994 Non-Qualified Stock Option Plan, the 1996 Long-Term Incentive Plan or the Directors' 2001 Stock Option Plan.

(4) No further grants will be made under the Washington Sub Inc. 2002 Stock Option Plan or the 1999 Employee Long-Term Incentive Plan.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-Term Incentive Plan (the "1999 Employee Plan") provided for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment that affects outstanding options be consented to by the holder of the options. As of April 26, 2009, no additional grants were issuable under the 1999 Employee Long-Term Incentive Plan.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002. At the time of the spin-off of Conexant's wireless business and merger of such business into Alpha Industries, Inc., outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the spin-off and merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock have been or will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises, and during fiscal year 2010 was comprised of, Messrs. Beebe, Furey (Chairman), McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation agreements and other arrangements which are described above in "Information about Executive and Director Compensation," since October 3, 2009, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the

Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all "related person" transactions between the Company and any "related person" (as defined in Item 404 of Regulation S-K) or an affiliate of such person, in which the amount involved is equal to or greater than $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no other business that is expected to come before the Annual Meeting. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our equity securities to file reports of holdings and transactions in securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and written representations provided to us, with respect to our fiscal year ended October 1, 2010, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and beneficial owners of more than 10% of our common stock with respect to such fiscal year were timely made.

Solicitation Expenses

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Phoenix Advisory Partners to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus reasonable out-of-pocket expenses.

Viewing of Proxy Materials via the Internet

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 2010, as filed with the SEC, are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

Stockholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act, in order to be considered for inclusion in the proxy materials for the Company's 2012 annual meeting, a stockholder's proposal must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal executive offices at 20 Sylvan Road, Woburn, MA 01801, no later than December 2, 2011. The submission of a stockholder proposal does not guarantee that it will be included in the proxy materials for the Company's 2012 annual meeting.

According to the applicable provisions of our By-laws, if a stockholder wishes to nominate a candidate to serve as a director or to present a proposal at our 2012 annual meeting outside the processes of Rule 14a-8 that will not be considered for inclusion in the proxy materials for such meeting, then the stockholder must give written notice to our Corporate Secretary at the address noted above no earlier than January 12, 2011 and no later than February 11, 2012. In the event that the 2012 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2011 annual meeting, then the required notice must delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2012 annual meeting and no later than the later of 90 days prior to the 2012 annual meeting or the 10th day following the day on which the public announcement of the date of the 2012 annual meeting is first made by the Company. A proposal that is submitted outside of these time periods will not be considered to be timely and, pursuant to Rule 14a-4(c)(1) under the Exchange Act and if a stockholder properly brings the proposal before the meeting, the proxies that management solicits for that meeting will have discretionary authority to vote on the stockholder's proposal. Even if a stockholder makes timely notification, the proxies may still exercise discretionary authority in accordance with the SEC's proxy rules.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO SUBMIT A PROXY PROMPTLY IN ONE OF THE FOLLOWING WAYS: (A) BY COMPLETING, SIGNING AND DATING THE ACCOMPANYING PROXY CARD AND RETURNING IT IN THE POSTAGE-PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE; (B) BY COMPLETING AND SUBMITTING YOUR PROXY USING THE TOLL-FREE TELEPHONE NUMBER LISTED ON THE PROXY CARD; OR (C) BY COMPLETING AND SUBMITTING YOUR PROXY VIA THE INTERNET BY VISITING THE WEBSITE ADDRESS LISTED ON THE PROXY CARD. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED.

Full Text of Amended Article SEVENTH of the Company's Restated Certificate of Incorporation

SEVENTH:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

2. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected at each annual meeting of stockholders. Each director so elected shall hold office until the annual meeting of stockholders following the annual meeting at which such director was elected and until a successor is duly elected and qualified, or until such director's earlier death, resignation or removal. The terms of office of each director serving the Corporation as of immediately prior to the effectiveness of the filing of this Certificate of Amendment under the General Corporation Law of the State of Delaware (the "Effective Time") whose term of office did not expire at the 2011 annual meeting of stockholders of the Corporation shall nonetheless expire at the Effective Time, such that the directors elected at the 2011 annual meeting of stockholders of the Corporation effective upon the Effective Time to succeed such directors shall commence their term of office at the Effective Time, for a term expiring at the next annual meeting of stockholders, with each such director to hold office until his or her successor shall have been duly elected and qualified.

3. Vacancies resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders to occur following their election. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

4. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock, as provided herein or in any Preferred Stock Designation, to elect additional directors under specific circumstances, any director may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for the purposes of this Article Seventh as one class of stock.

5. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this paragraph, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter that, but for this paragraph, would accrue or arise prior to such repeal or modification.

SKYWORKS®

FISCAL YEAR 2010 ANNUAL REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as "believes," "expects," "may," "will," "would," "should," "could," "seek," "intends," "plans," "projects," "potential," "continue," "estimates," "targets," "anticipates," "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we," "our," "ours" and "us" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- CATV (Cable Television): a system of providing television to consumers via radio frequency signals transmitted to televisions through fixed optical fibers or coaxial cables as opposed to the over-the-air method used in traditional television broadcasting

- CDMA (Code Division Multiple Access): a method for transmitting simultaneous signals over a shared portion of the Radio Frequency ("RF") spectrum
- EDGE (Enhanced Data Rates for GSM Evolution): an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 474Kbps
- GPRS (General Packet Radio Service): an enhancement to the GSM mobile communications system that supports transmission of data packets
- GSM (Global System for Mobile Communications): a digital cellular phone technology based on TDMA that is the predominant system in Europe, and is also used around the world
- LTE (Long Term Evolution): 4th generation (4G) radio technologies designed to increase the capacity and speed of mobile telephone networks
- RFID (Radio Frequency Identification): refers to the use of an electronic tag (typically referred to as an RFID tag) for the purpose of identification and tracking objects using radio waves
- Satcom (Satellite Communications): where a satellite stationed in space is used for the purpose of telecommunications
- TD-SCDMA (Time Division Synchronous Code Division Multiple Access): a 3G (third generation wireless services) mobile communications standard, being pursued in the People's Republic of China
- WCDMA (Wideband CDMA): a 3G technology that increases data transmission rates
- WEDGE: an acronym for technologies that support both WCDMA and EDGE wireless communication systems
- WiMAX (Worldwide Interoperability for Microwave Access): a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- WLAN (Wireless Local Area Network): a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, Intera and Trans-Tech are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

We have aligned our product portfolio around two broad markets: cellular handsets and analog semiconductors. In general, our handset portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular devices, from entry level to multimedia platforms and smart phones. Some of our primary handset customers include LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion, and HTC. Our competitors include Avago Technologies, RF Micro Devices and Triquint Semiconductor.

In parallel, we offer over 2,500 different catalog and custom linear products to a highly diversified non-handset customer base. Our customers include infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Landis + Gyr, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the linear products markets include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

Headquartered in Woburn, Massachusetts, the Company is a Delaware corporation that was formed in 1962. The Company changed its corporate name from Alpha Industries, Inc. to Skyworks Solutions, Inc. on June 25, 2002, following a business combination. We have worldwide operations with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our Website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material to the SEC. The information contained in our Website is not incorporated by reference in this Annual Report. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Internet Website at www.sec.gov.

INDUSTRY BACKGROUND

We believe there are several key growth trends shaping the wireless industry. First is the advent of the mobile Internet, where consumers are increasingly demanding mobile devices with faster data rates, advanced image quality and improved Web connections. We believe this demand is one of the biggest secular growth trends in technology.

On the high-end of the cellular handset market, the smart phone growth—which is at the heart of the mobile Internet phenomenon—is fostering this industry wide sea change. In effect, the smart phone is moving from a higher end tool reserved for the corporate executive to an increasingly mainstream communication platform necessity—one that is changing the way in which we live, work and play. Social networking sites such as Facebook and Twitter are only fueling this trend. Furthermore, this segment is being embraced and widely promoted by carriers who benefit from the highly profitable data services revenue stream as subscribers move to enhanced data plans.

The increased presence of multimedia-rich mobile devices has led manufacturers to recognize the increasingly important role multimode Front-End Modules ("FEM") play in the rapidly evolving wireless handset market, particularly as the industry migrates to 3G and 4G technologies which enable applications such as Web browsing, video streaming, gaming, MP3 players and cameras.

Next-generation EDGE, WEDGE and WCDMA wireless platforms are now being used in the majority of the more than one billion cellular phones the industry produces annually which results in increasing complexity in the FEM because each new wireless platform and operating frequency band requires additional amplifier, filtering and switching content to support:

- backward compatibility to existing networks,
- simultaneous transmission of voice and data,
- international roaming, and
- broadband functionality to accommodate music, video, data, and other multimedia features.

Further, given constraints on handset size and power consumption, these complex FEMs must remain physically small, energy efficient and cost effective, while also managing an unprecedented level of potential signal interference within the handset.

Finally, and a direct result of this increasing FEM complexity, the addressable semiconductor content within the transmit and receive chain portion of the mobile device is increasing. We believe this trend is creating an incremental market opportunity measured in the billions of dollars as switching, filtering and wireless local area networking functionality are integrated.

Meanwhile, outside of the handset market, wireless technologies and the opportunity for applications for analog semiconductor products are also rapidly proliferating. According to Gartner, a leading independent market research firm, the total available market for the analog semiconductor segment is expected to exceed $18 billion in 2014. Today, this adjacent analog semiconductor market, which is characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified among various end-markets, customer bases and applications including:

- Infrastructure
- Automotive
- CATV/Satcom
- Smart Energy
- Medical
- Military
- RFID
- Test & Measurement
- WiMAX
- WLAN

BUSINESS OVERVIEW

Skyworks' mission is to achieve mobile connectivity leadership through semiconductor innovation. Key elements in our strategy include:

Diversifying Our Business

By leveraging our core analog and mixed signal technology, Skyworks is able to deliver solutions to a broad and diverse set of end markets and customers. In the handset market, we currently support all top tier handset manufacturers as well as the leading smart phone suppliers, and have strategic relationships with each key baseband supplier. In non-handset markets, we continue to take advantage of our catalog business, intellectual property and worldwide distribution network, to bolster our product pipeline and expand our addressable markets beyond the approximately 1,000 global customers and 2,500 analog components currently marketed.


Infrastructure
RFID
Handsets
Smart Energy
Analog
Components
Wireless Data
Test &
Measurement
Medical
Automotive
Military
CATV / Satcom

Diversifying our Business

Gaining Market Share

Our customer engagements are increasingly centered on solving highly complex multimode, multiband, switching, filtering, digital control and amplification challenges—system-level requirements which intersect with Skyworks' core competencies. Skyworks continues to invest in developing architectures which optimize power efficiency while minimizing cost and footprint, which we believe will allow us to meet our customers' demanding next-generation technology requirements as well as stringent quality standards and manufacturing scale necessities.

Capitalizing on Content Growth in Third and Fourth Generation Applications

As the industry migrates to multi-mode EDGE, WEDGE, WCDMA and LTE architectures across a multitude of wireless broadband applications, RF complexity in the transmit and receive chain substantially increases given simultaneous voice and high speed data communications requirements, coupled with the need for backward compatibility to existing networks. As a result of this complexity in the FEM, we believe that our addressable market is increasing significantly.

Delivering Operational Excellence

Skyworks' strategy is to either vertically integrate our supply chain where we can differentiate or otherwise enter alliances and strategic relationships for leading-edge capabilities. This hybrid manufacturing approach allows us to better balance external capacity with the demands of the marketplace. Internally, our capacity utilization remains high and we are therefore able to maintain margins and our return on invested capital on a broader range of revenues. We continue to focus on achieving the industry's shortest cycle times, highest yields and ultimately lowest product cost structure.

SKYWORKS' PRODUCT PORTFOLIO

Our product portfolio consists of:

- **Amplifiers:** the modules that strengthen the signal so that it has sufficient energy to reach a base station
- **Attenuators:** circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- **Detectors:** intended for use in power management applications
- **Diodes:** semiconductor devices that pass current in one direction only
- **Directional Couplers:** transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- **Front-End Modules:** power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- **Hybrid:** a type of directional coupler used in radio and telecommunications
- **Infrastructure RF Subsystems:** highly integrated transceivers and power amplifiers for wireless base station applications
- **MIS Silicon Chip Capacitors:** used in applications requiring DC blocking and RF bypassing, or as a fixed capacitance tuning element in filters, oscillators, and matching networks
- **Mixers/Demodulators:** integrated, high-dynamic range, zero IF architecture downconverter for use in wireless communication applications
- **Modulators:** designed for direct modulation of high frequency AM, PM or compound carriers
- **Phase Locked Loops (PLL):** closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- **Phase Shifters:** designed for use in power amplifier distortion compensation circuits in base station applications
- **Power Dividers/Combiners:** utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks

- **Receivers:** electronic devices that change a radio signal from a transmitter into useful information
- **Switches:** components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- **Synthesizers:** provides ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- **Technical Ceramics:** polycrystalline oxide materials used for a wide variety of electrical, mechanical, thermal and magnetic applications
- **Transceivers:** devices that have both a transmitter and a receiver which are combined and share common circuitry or a single housing
- **VCOs/Synthesizers:** fully integrated, high performance signal source for high dynamic range transceivers

We believe we possess broad technology capabilities and one of the most complete wireless communications product portfolios in the industry.

THE SKYWORKS ADVANTAGE

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad front-end module and precision analog product portfolio
- Technology leadership in power amplifier and FEM product segments
- Solutions for key air interface standards, including CDMA2000, GSM/GPRS/EDGE, LTE, WCDMA, WLAN and WiMAX
- Engagements with a diverse set of top-tier customers
- Analog, RF and mixed signal design capabilities
- Strategic partnerships with all leading baseband providers
- Access to key process technologies: GaAs HBT, pHEMT, BiCMOS, SiGE, CMOS, RF CMOS, and silicon
- World-class manufacturing capabilities and scale
- High level of customer service and technical support
- Commitment to technology innovation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

Overview

Skyworks Solutions, Inc., together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

Business Framework

We have aligned our product portfolio around two broad markets: cellular handsets and analog semiconductors. In general, our handset portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular devices, from entry level to multimedia platforms and smart phones. Some of our primary handset customers include LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion, and HTC. Our competitors include Avago Technologies, RF Micro Devices and Triquint Semiconductor.

In parallel, we offer over 2,500 different catalog and custom linear products to a highly diversified non-handset customer base. Our customers include infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Landis + Gyr, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the linear products markets include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

Basis of Presentation

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2010 and 2009 each consisted of 52 weeks and ended on October 1, 2010 and October 2, 2009, respectively. Fiscal year 2008 consisted of 53 weeks and ended on October 3, 2008.

Effective October 3, 2009, we adopted ASC 470-20—*Debt, Debt with Conversion and Other Options* ("ASC 470-20") in accordance with GAAP. Our financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle.

Results of Operations

Years Ended October 1, 2010, October 2, 2009, and October 3, 2008.

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2010	2009	2008
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	57.4	60.4	60.1
Gross margin	42.6	39.6	39.9
Operating expenses:			
Research and development	12.5	15.4	17.0
Selling, general and administrative	11.0	12.5	11.6
Amortization of intangible assets	0.6	0.8	0.7
Restructuring and other charges (credits)	(0.1)	2.0	0.1
Total operating expenses	24.0	30.7	29.4
Operating income	18.6	8.9	10.5
Interest expense	(0.4)	(1.0)	(1.9)
Loss on early retirement of convertible debt	0.0	0.6	0.2
Other income, net	0.0	0.2	0.7
Income before income taxes	18.2	8.7	9.5
Provision (benefit) for income taxes	5.4	(3.1)	(3.4)
Net income	12.8%	11.8%	12.9%

General

During fiscal year 2010, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically:

- According to some industry estimates, sales of smart phones and mobile internet devices are growing four times faster than traditional cellular handsets given consumer's appetite for anytime, anywhere connectivity. We believe that this is the driving force behind the higher overall demand for our wireless semiconductor products that support mobile internet, wireless infrastructure, energy management and diversified analog applications. The increase in the overall market coupled with an increase in our market share are the primary drivers of the approximately 33.6% or $269.3 million year-over-year revenue growth.
- Gross profit increased by $138.6 million or 300 basis points to 42.6% of net revenue for the fiscal year ending October 1, 2010 as compared to fiscal year 2009. The increase in gross profit in aggregate dollars and as a percentage of net revenue is primarily the result of continued factory process and productivity enhancements, product end-to-end yield improvements, year-over-year material cost reductions, targeted capital expenditure investments, and the aforementioned increase in net revenues.
- Operating income increased by $128.0 million or 178.6% over the prior year to 18.6% of revenue for fiscal year 2010. The increase is primarily due to the aforementioned increases in net revenue and gross margin along with a higher degree of operating leverage as the Company maintained relatively constant operating expenditures.
- We generated $223.0 million in cash from operations during fiscal year 2010 resulting in a cash, cash equivalents and restricted cash balance of $459.4 million at October 1, 2010.

- In fiscal year 2010, we retired $53.0 million in aggregate principal amount of our 2007 Convertible Notes. These retirements reduced the remaining aggregate outstanding principal balance on our 2007 Convertible Notes to $26.7 million (carrying value of $24.7 million) resulting in a net cash position of $384.6 million at October 1, 2010.

Net Revenues

	Fiscal Years Ended				
(dollars in thousands)	**October 1, 2010**	**Change**	**October 2, 2009**	**Change**	**October 3, 2008**
Net revenues	$1,071,849	33.6%	$802,577	(6.7)%	$860,017

We market and sell our products directly to Original Equipment Manufacturers ("OEMs") of communication electronic products, third-party Original Design Manufacturers ("ODMs"), contract manufacturers, and indirectly through electronic components distributors. We periodically enter into revenue generating arrangements that leverage our broad intellectual property portfolio by licensing or selling our non-core patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenues in fiscal year 2010 increased by $269.3 million, or 33.6%, from fiscal year 2009. This revenue increase was principally driven by market share gains and higher overall demand for our products used in mobile internet, wireless infrastructure, energy management and diversified analog applications.

Overall revenues in fiscal year 2009 decreased by $57.4 million, or 6.7%, from fiscal year 2008. This revenue decline was principally due to a reduction in demand in our end markets as a result of adverse global macroeconomic conditions, in addition to our exit from certain product areas such as mobile transceivers in the second fiscal quarter of 2009.

For information regarding net revenues by geographic region and customer concentration, see Note 18 of this Annual Report.

Gross Profit

	Fiscal Years Ended				
(dollars in thousands)	**October 1, 2010**	**Change**	**October 2, 2009**	**Change**	**October 3, 2008**
Gross profit	$456,833	43.6%	$318,220	(7.2)%	$342,963
% of net revenues	42.6%		39.6%		39.9%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and equity based compensation expense) associated with product manufacturing.

We increased our gross profit by $138.6 million for the fiscal year ending October 1, 2010 as compared to the prior fiscal year, resulting in a 300 basis point expansion in gross profit margin to 42.6%. This was principally the result of continued factory process and productivity enhancements, product end-to-end yield improvements, year-over-year material cost reductions, targeted capital expenditure investments and the aforementioned increase in net revenue. During fiscal 2010 we continued to benefit from higher contribution margins associated with the licensing and/or sale of intellectual property.

We maintained relatively consistent gross profit margins of 39.6% for the fiscal year ended October 2, 2009 as compared to fiscal year 2008 despite a year-over-year decrease in the overall revenue base between the two fiscal years. This was principally the result of aggressive year-over-year material cost reductions, yield improvements, leverage of our fixed costs and cost control measures including capacity management enhanced by the flexibility of our hybrid manufacturing model. Gross profit in aggregate dollars decreased by $24.7 million between fiscal year 2009 and fiscal year 2008 primarily as the result of the aforementioned $57.4 million decrease in overall revenues. In fiscal year 2009, we continued to benefit from higher contribution margins associated with the licensing and/or sale of intellectual property.

Research and Development

	Fiscal Years Ended				
(dollars in thousands)	**October 1, 2010**	**Change**	**October 2, 2009**	**Change**	**October 3, 2008**
Research and development	$134,140	8.2%	$123,996	(15.1)%	$146,013
% of net revenues	12.5%		15.4%		17.0%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices, masks and engineering prototypes, equity based compensation expense and design and test tool costs.

The 8.2% increase in research and development expenses in fiscal year 2010 when compared to fiscal year 2009 is principally attributable to higher head count and related compensation costs. In addition, the Company had ramped design activity resulting in higher mask, prototype and materials costs in support of increased product development for our target markets. Research and development expenses decreased as a percentage of net revenue for fiscal year 2010 as a result of the aforementioned increase in net revenue.

The decrease in research and development expenses in aggregate dollars and as a percentage of net revenues for fiscal year 2009 when compared to fiscal year 2008 was principally attributable to the restructuring plan implemented on January 22, 2009 in which we exited non-core product areas.

Selling, General and Administrative

	Fiscal Years Ended				
(dollars in thousands)	**October 1, 2010**	**Change**	**October 2, 2009**	**Change**	**October 3, 2008**
Selling, general and administrative	$117,853	17.4%	$100,421	0.4%	$100,007
% of net revenues	11.0%		12.5%		11.6%

Selling, general and administrative expenses include legal, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, share-based compensation expense, advertising, marketing and other costs.

The increase in selling, general and administrative expenses for fiscal year 2010 as compared to fiscal year 2009 is principally due to share-based compensation which increased primarily as a result of our increased stock price in fiscal year 2010 as compared to 2009. Selling, general and administrative expenses as a percentage of net revenues decreased for fiscal year 2010, as compared to fiscal year 2009, due to the aforementioned increase in fiscal year 2010 revenue.

Selling, general and administrative expenses remained relatively unchanged for fiscal year 2009 as compared to fiscal year 2008. Selling, general and administrative expenses as a percentage of net revenues increased for fiscal year 2009, as compared to fiscal year 2008, mainly due to the aforementioned decline in fiscal year 2009 revenue.

Amortization of Intangible Assets

(dollars in thousands)	Fiscal Years Ended				
	October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
Amortization	$6,136	0.3%	$6,118	1.9%	$6,005
% of net revenues	0.6%		0.8%		0.7%

Amortization expense remained consistent during the fiscal years presented above.

For additional information regarding goodwill and intangible assets, see Note 8 of this Annual Report.

Restructuring and Other Charges

(dollars in thousands)	Fiscal Years Ended				
	October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
Restructuring and other charges	$(1,040)	(106.5)%	$15,982	2718.7%	$567
% of net revenues	(0.1)%		2.0%		0.1%

Restructuring and other charges consist of charges for asset impairments and restructuring activities.

On January 22, 2009, we implemented a restructuring plan to realign our costs given the business conditions at the time. We exited our mobile transceiver product area and reduced global headcount by approximately 4%, or 150 employees which resulted in a reduction to annual operating expenditures of approximately $20 million. We recorded various charges associated with this action. In total, we recorded $16.0 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.

During fiscal year 2010 we recorded a gain of $1.0 million on the sale of a capital asset previously impaired during the 2009 restructuring.

For additional information regarding restructuring charges and liability balances, see Note 16 of this Annual Report.

Interest Expense

(dollars in thousands)	Fiscal Years Ended				
	October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
Interest expense	$4,246	(48.8)%	$8,290	(49.2)%	$16,324
% of net revenues	0.4%		1.0%		1.9%

Interest expense is comprised principally of interest expense related to the Company's 2007 Convertible Notes which has been calculated under ASC 470-20 *Debt, Debt with Conversion and Other Options*.

Interest expense includes charges in connection with our $50.0 million Credit Facility between Skyworks USA, Inc., our wholly owned subsidiary, and Wells Fargo Bank, N.A. Our ability to borrow under the Credit Facility expired in October 2010 and, given our strong cash position, management has determined that the Credit Facility was no longer required and accordingly, has been substantially repaid as of November 29, 2010.

The decrease in interest expense for the fiscal year ended October 1, 2010 as compared to fiscal year 2009 is primarily due to the decline in interest payments and amortization of discount associated with the early retirement and settlement of $53.0 million in aggregate principal amount of our 2007 Convertible Notes.

The decrease in interest expense for the fiscal year ended October 2, 2009 as compared to fiscal year 2008 in aggregate dollars and as a percentage of net revenues is due to the early retirement of $57.9 million in aggregate principal amount of the Company's 2007 Convertible Notes in fiscal year 2009.

For additional information regarding our borrowing arrangements, see Note 9 of this Annual Report.

(Loss) Gain on Early Retirement of Convertible Debt

	Fiscal Years Ended				
(dollars in thousands)	October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
(Loss) gain on early retirement of convertible debt	$ (79)	(101.7)%	$4,590	112.7%	$2,158
% of net revenues	(0.0)%		0.6%		0.2%

We retired $32.6 million and $20.4 million in aggregate principal amount of our 2007 Convertible Notes due in 2010 and 2012, respectively, during the fiscal year. We recorded a net loss of $0.1 million during fiscal year 2010 related to the early retirement of these notes.

We retired $57.9 million and $62.4 million in aggregate principal amount of our 2007 Convertible Notes and recorded a net gain of $4.6 million and $2.2 million in fiscal year 2009 and fiscal year 2008, respectively.

For additional information regarding our borrowing arrangements, see Note 9 of this Annual Report.

Other (Loss) Income, Net

	Fiscal Years Ended				
(dollars in thousands)	October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
Other (loss) income, net	$(345)	(119.7)%	$1,753	(70.7)%	$5,983
% of net revenues	(0.0)%		0.2%		0.7%

Other income, net is comprised primarily of interest income on invested cash balances, other non-operating income and expense items and foreign exchange gains/losses.

The decreases in other income in both aggregate dollars and as a percentage of net revenues for the fiscal year ended October 1, 2010 as compared to fiscal year 2009 related to an overall decline in interest income on invested cash balances due to lower rates combined with a net loss on foreign currency translation.

For the fiscal year ended October 2, 2009 as compared to fiscal year 2008, the overall decline in interest income on invested cash balances is due to lower interest rates in fiscal year 2009.

Provision (Benefit) for Income Taxes

(dollars in thousands)	Fiscal Years Ended October 1, 2010	Change	October 2, 2009	Change	October 3, 2008
Provision (benefit) for income taxes	$57,780	329.0%	$(25,227)	12.5%	$(28,818)
% of net revenues	5.4%		(3.1)%		(3.4)%

The income tax provision for the fiscal year ended October 1, 2010 was $57.8 million as compared to a benefit of $25.2 million in fiscal year 2009. The annual effective tax rate for fiscal year 2010 was 29.6% as compared to a tax benefit of 36.2% for fiscal year 2009. The income tax provision for fiscal year 2010 consisted of $51.9 million, $5.0 million and $0.9 million for United States tax expense, reserves for tax uncertainties, and foreign tax expense, respectively. The fiscal year 2009 benefit of $25.2 million was primarily due to a $25.4 million reduction in the valuation allowance related to the utilization and recognition of future tax benefits on United States federal and state net operating loss and credit carry forwards and other items, and United States income tax benefit of $1.0 million, offset by increases to reserves for tax uncertainties of $0.3 million and foreign tax expense of $0.9 million.

The income tax benefit was $25.2 million and $28.8 million for fiscal year 2009 and 2008, respectively. The fiscal year 2008 benefit of $28.8 million is due to a $36.4 million reduction in the valuation allowance related to the partial recognition of future tax benefits from United States federal and state net operating loss and credit carry forwards, offset by United States income tax expense of $1.2 million, a charge in lieu of tax expense of $7.0 million, and foreign tax benefit of $0.6 million. The fiscal year 2008 charge in lieu of tax expense resulted from a partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill.

In accordance with ASC 740, *Income Taxe*s, we have determined it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. Accordingly, as of October 1, 2010, we have maintained a valuation allowance of $25.6 million of which $24.0 million relates to our United States deferred tax assets (principally related to state research tax credits), and $1.6 million relates to our foreign operations. If these benefits are recognized in a future period the valuation allowance on deferred tax assets will be reversed and up to a $25.2 million income tax benefit, and up to a $0.4 million reduction to goodwill may be recognized.

Our balance of deferred tax assets, net of deferred tax liabilities, as of October 1, 2010 is $93.0 million. Realization of our deferred tax assets is dependent upon generating taxable income in the future. We will continue to evaluate our valuation allowance in future periods and depending upon the outcome of that assessment, additional amounts could be reversed or recorded and recognized as a reduction to goodwill or an adjustment to income tax benefit or expense. Such adjustments could cause our effective income tax rate to vary in future periods. We will need to generate $189.9 million of future United States federal taxable income to utilize our United States deferred tax assets as of October 1, 2010.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $52.3 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings, were not permanently reinvested.

Our gross unrecognized tax benefits totaled $19.9 million and $8.9 million as of October 1, 2010 and October 2, 2009, respectively. Of the total unrecognized tax benefits at October 1, 2010, $11.4 million would lower the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to our valuation allowance and certain positions which were required to be capitalized. There are no positions which we anticipate could change materially within the next twelve months.

Liquidity and Capital Resources

(dollars in thousands)	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Cash and cash equivalents at beginning of period	$364,221	$225,104	$ 241,577
Net cash provided by operating activities	222,962	218,805	182,673
Net cash used in investing activities	(95,329)	(49,528)	(94,959)
Net cash used in financing activities	(38,597)	(30,160)	(104,187)
Cash and cash equivalents at end of period(1)	$453,257	$364,221	$ 225,104

(1) Does not include restricted cash balances

Cash Flow from Operating Activities:

Cash provided from operating activities is net income adjusted for certain non-cash items and changes in certain assets and liabilities. For fiscal year 2010 we generated $223.0 million in cash flow from operations, an increase of $4.2 million when compared to the $218.8 million generated in fiscal year 2009. During fiscal year 2010, net income increased by $42.3 million to $137.3 million when compared to fiscal year 2009. Despite the increase in net income, net cash provided by operating activities remained relatively consistent. This was primarily due to:

- Fiscal year 2010 net income included a deferred tax expense of $38.5 million compared to a $24.9 million deferred tax benefit included in 2009 net income due to the release of the tax valuation allowance in fiscal year 2009.
- During fiscal year 2010, the Company invested in working capital as result of higher business activity. Compared to fiscal year 2009, accounts receivable, inventory and accounts payable increased by $60.9 million, $38.8 million and $42.9 million, respectively.

Cash Flow from Investing Activities:

Cash flow from investing activities consists primarily of capital expenditures and acquisitions. We had net cash outflows of $95.3 million in fiscal year 2010, compared to $49.5 million in fiscal year 2009. The increase is primarily due to an increase of $49.8 million in capital expenditures. We anticipate our capital spending to be consistent in fiscal year 2011 to maintain our projected growth rate.

Cash Flow from Financing Activities:

Cash flows from financing activities consist primarily of cash transactions related to debt and equity. During fiscal year 2010, we had net cash outflows of $38.6 million, compared to $30.2 million in fiscal year 2009. During the year we had the following significant transactions:

- We retired $53.0 million in aggregate principal amount (carrying value of $51.1 million) of 2007 Convertible Notes for $80.7 million, which included a $29.6 million premium paid for the equity component of the instrument.
- We received net proceeds from employee stock option exercises of $40.5 million in fiscal year 2010, compared to $38.7 million in fiscal year 2009.

Liquidity:

Cash and cash equivalent balances increased $89.0 million to $453.3 million at October 1, 2010 from $364.2 million at October 2, 2009. Our net cash position, after deducting our short and long term debt, increased by $137.7 million to $378.5 million at October 1, 2010 from $240.8 million at October 2, 2009. Based on our historical results of operations, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations, working capital and other cash requirements for at least the next 12 months. However, we cannot be certain that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make may require additional capital resources. If we are unable to obtain sufficient capital to meet our capital needs on a timely basis and on favorable terms, our business and operations could be materially adversely affected.

Our invested cash balances primarily consist of money market funds and repurchase agreements where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries and/or United States agency obligations and highly rated commercial paper. Our invested cash balances also include time deposits and certificates of deposit. At October 1, 2010, we also held a $3.2 million par value auction rate security. Disruptions in the credit markets have impaired the value of this security. During the fiscal year ended October 3, 2008, we concluded the fair value of the auction rate security was $2.3 million, and the carrying value was reduced by $0.9 million. In the fiscal year ended October 3, 2008, we recorded temporary unrealized losses of approximately $0.9 million in other comprehensive income and the auction rate security balance was reclassified to non-current other assets. We continue to monitor the liquidity and accounting classification of this security. If in a future period we determine that the impairment is other than temporary, we will impair the security to its fair value and charge the loss to earnings.

On July 15, 2003, we entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc., a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into the Credit Facility. Any interest incurred by Skyworks USA related to monies it borrows under the Credit Facility is recorded as interest expense in the Company's consolidated results of operations. Interest related to the Credit Facility is at LIBOR plus 0.75%. As of October 1, 2010, Skyworks USA had borrowed $50.0 million under this agreement. Our ability to borrow under the Credit Facility expired in October 2010 and, given our strong cash position, management has determined that the Credit Facility was no longer required and accordingly, has been substantially repaid as of November 29, 2010.

Off-Balance Sheet Arrangements

We have no significant contractual obligations not fully recorded on our consolidated balance sheet or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined in SEC Regulation S-K- 303(a)(4)(ii).

Contractual Cash Flows

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities at October 1, 2010 (see Notes 9 and 13 of this Annual Report), in thousands:

	Payments Due By Period				
Obligation	Total	Less Than 1 Year	1 - 3 years	3 - 5 Years	Thereafter
Short-Term Debt Obligations(1)	$ 50,000	$50,000	$ —	$ —	$ —
Long-Term Debt Obligations	26,677	—	26,677	—	—
Other Commitments(2)	11,401	7,720	3,681	—	—
Operating Lease Obligations	21,811	5,553	7,274	4,956	4,028
Other Long-Term Liabilities(3)	18,389	1,753	791	262	15,583
	$128,278	$65,026	$38,423	$5,218	$19,611

(1) Short-Term Debt obligation represents the cancellation and repayment of the Credit Facility which will occur during the first quarter of fiscal year 2011.

(2) Other Commitments consist of contractual license and royalty payments, and other purchase obligations.

(3) Other Long-Term Liabilities includes our gross unrecognized tax benefits, as well as executive deferred compensation which are both classified as beyond five years due to the uncertain nature of the commitment.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The SEC has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition, allowance for doubtful accounts, inventory valuation, share-based compensation, impairment of long-lived assets, goodwill and intangibles, and income taxes.

On an ongoing basis, we evaluate the judgments and estimates underlying all of our accounting policies. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures, and reported amounts of revenues and expenses. These estimates and assumptions are based on our best estimates and judgment. We evaluate our estimates and assumptions using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Our significant accounting policies are discussed in detail in Note 1 of this Annual Report. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Revenue Recognition		
We recognize revenue in accordance with ASC 605 *Revenue Recognition* net of estimated reserves. We maintain revenue reserves for product returns and allowances for price protection / stock rotation for certain electronic component distributors. These reserves are based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.	Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the value of future credits to customers for product returns, price protection and stock rotation. Our estimates of the amount and timing of the reserves is based primarily on historical experience and specific contractual arrangements.	We have not made any material changes in our accounting methodology used to record revenue reserves during the last three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that would have a material impact to earnings.
Allowance for Doubtful Accounts		
We record an allowance for doubtful accounts for amounts that we estimate will arise from customers' inability to make required payments against amounts owed on credit sales. The reserve is based on the analysis of credit risk and aged receivable balances.	Our allowance for doubtful accounts methodology contains uncertainties because it requires management to apply judgment to evaluate credit risk and collectability of aged accounts receivables based on historical experience and forward looking assumptions.	During fiscal year 2010 we modified the process in which we evaluate customers' creditworthiness when establishing our allowance. This did not have a material effect in our balance. We do not believe there is a reasonable likelihood that there will be a material change in future estimates or assumptions that would have a material impact to earnings.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory Valuation		
We value our inventory at the lower of cost of the inventory or fair market value through the establishment of excess and obsolete inventory reserves. Our reserve is based on a detailed analysis of forecasted demand in relation to on-hand inventory, salability of our inventory, general market conditions, and product life cycles.	Our inventory reserves contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding historical experience, forecasted demand and technological obsolescence.	We have not made any material changes to our inventory reserve methodology during the last three fiscal years. We do not believe that significant changes will be made in future estimates or assumptions we use to calculate these reserves. However, if our estimates are inaccurate or changes in technology affect consumer demand we may be exposed to unforeseen gains or losses. A 10% difference in our inventory reserves as of October 1, 2010 would affect fiscal year 2010 earnings by approximately $1.2 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-Based Compensation		
We have a stock-based compensation plan which includes non-qualified stock options, share awards, and an employee stock purchase plan. See Note 11 of this Annual Report for a detailed listing and complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock-based compensation at the date of grant using the Black Scholes options-pricing model. Our determination of fair value of share-based payment awards on the date of grant contains assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; our expected stock price volatility over the term of the award, risk-free rate, the expected life and potential forfeitures of awards. Management periodically evaluates these assumptions and updates stock based compensation expense accordingly.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate and stock based compensation recognized by the Company.	We have not made any material changes in the accounting methodology we used to calculate stock-based compensation during the past three fiscal years. We do not believe that there is a reasonable likelihood there will be a material change in future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to a material change in stock-based compensation expense. A 10% difference in our stock-based compensation expense for the year ended October 1, 2010 would affect fiscal year 2010 earnings by approximately $4.1 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Valuation of Long-Lived Assets		
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or circumstances arise that may indicate that the carrying value of the asset may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the assets to the asset's estimated undiscounted future cash flows (excluding interest). If the estimated undiscounted future cash flows are less than the carrying value of the asset or asset group, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate asset fair values, including estimating future cash flows, useful lives and selecting an appropriate discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may incur material losses.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Income Taxes		
We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax and financial reporting. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods and disclosure.	The application of tax laws and regulations to calculate our tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We record an amount as an estimate of probable additional income tax liability at the largest amount that we feel is more likely than not, based upon the technical merits of the position, to be sustained upon audit by the relevant tax authority. We record a valuation allowance against deferred tax assets that we feel are more likely than not to not be realized.	We have not made any material changes in the accounting methodology we used to measure our deferred tax assets and liabilities or reserves for additional income tax liabilities. If our estimate of income tax liabilities proves to be less than the ultimate assessment, or events caused us to change our estimate of probable additional income tax liability, a further charge to expense would be required. The Company expects to continue to be profitable and therefore has determined that a valuation allowance is not required against our deferred tax assets, except for certain state and foreign tax credits. If certain events caused us to change our estimate of the realizability of our deferred tax assets and liabilities, a further charge to expense would be required.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill and Intangible Assets		
We evaluate goodwill and other indefinite-lived intangible assets for impairment annually on the first day of the fiscal fourth quarter and whenever events or circumstances arise that may indicate that the carrying value of the goodwill or other intangibles may not be recoverable. Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of our goodwill and intangible assets. Pursuant to the guidance provided under ASC 280—*Segment Reporting*, we have determined that we have only one reporting unit for the purposes of allocating and testing goodwill. The impairment evaluation involves comparing the fair value to the carrying value of the reporting unit. We use the market price of the Company's stock adjusted for a market premium to calculate the fair value of the reporting unit. If the fair value exceeds the carrying value, then it is concluded that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure the possible goodwill impairment loss. In the second step, we would use a discounted cash flow methodology to determine the implied fair value of our goodwill. The implied fair value of the reporting unit's goodwill would then be compared to the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we would recognize a loss equal to the excess.	Our impairment analysis contains uncertainties because it requires management to make assumptions and to apply judgment to estimate control premiums, discount rate, future cash flows and the profitability of future business strategies.	We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. The carrying value of goodwill and indefinite-lived intangible assets at October 1, 2010 were $485.6 million and $3.3 million, respectively. Based on the results of our impairment test, we had a significant excess fair value over the carrying value. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate goodwill and intangible asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Other Matters

Inflation did not have a material impact upon our results of operations during the three-year period ended October 1, 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to investment risk, interest rate risk, and foreign exchange rate risk as described below.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates principally to our investment portfolio, which as of October 1, 2010 consisted of the following (in thousands):

Cash and cash equivalents (time deposits, overnight repurchase agreements and money market funds)	$453,257
Restricted cash (time deposits and certificates of deposit)	6,128
Available for sale securities (auction rate securities)	2,288
	$461,673

The main objective of our investment activities is the liquidity and preservation of capital. In general, our cash and cash equivalent investments have short-term maturity periods which dampen the impact of significant market or interest rate risk. Credit risk associated with our investments is not material as our investment policy prescribes high credit quality standards and limits the amount of credit exposure to any one issuer. We currently do not use derivative instruments for trading, speculative or investment purposes; however, we may use derivatives in the future.

We are subject to overall financial market risks, such as changes in market liquidity, credit quality and interest rates. Available for sale securities carry a longer maturity period (contractual maturities exceed ten years).

Our short-term debt consists of borrowings under our Credit Facility of $50.0 million. Interest related to our borrowings under our Credit Facility is at a variable rate of LIBOR plus 0.75% and was approximately 1.01% at October 1, 2010. Our ability to borrow under the Credit Facility expired in October 2010 and, given our strong cash position, management has determined that the Credit Facility was no longer required and accordingly, has been substantially repaid as of November 29, 2010.

Our long-term debt at October 1, 2010 consists of $26.7 million aggregate principal amount our 2007 Convertible Notes. The 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future. These shares have been included in the computation of fully diluted earnings per share for the fiscal year ended October 1, 2010.

We do not believe that investment of interest rate risk is material to our business or results of operations.

Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A small percentage of our international operational expenses are denominated in foreign currencies. Exchange rate volatility could negatively or positively impact those operating costs. For the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, the Company had foreign exchange gains/(losses) of $(0.6) million, $0.7 million, and $(0.6) million, respectively. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could have a greater effect on our business in the future to the extent our expenses increasingly become denominated in foreign currencies.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation*, and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2010 and 2009 each consisted of 52 weeks and ended on October 1, 2010 and October 2, 2009, respectively. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008. The following balance sheet data and statements of operations data for the five years ended October 1, 2010, were derived from our audited consolidated financial statements. Consolidated balance sheets at October 1, 2010 and at October 2, 2009, and the related consolidated statements of operations, cash flows, stockholders equity and comprehensive income (loss) for each of the three fiscal years ended October 1, 2010, and notes thereto appear elsewhere in this Annual Report.

	Fiscal Year				
(In thousands except per share data)	**2010(6)**	**2009(6)(8)**	**2008(6)(8)**	**2007(6)(8)**	**2006(6)(8)**
Statement of Operations Data:					
Net revenues	$1,071,849	$ 802,577	$ 860,017	$ 741,744	$ 773,750
Cost of goods sold(1)	615,016	484,357	517,054	454,359	511,071
Gross profit	456,833	318,220	342,963	287,385	262,679
Operating expenses:					
Research and development	134,140	123,996	146,013	126,075	164,106
Selling, general and administrative(2)	117,853	100,421	100,007	94,950	135,801
Amortization of intangible assets(3)	6,136	6,118	6,005	2,144	2,144
Restructuring and other charges(4)	(1,040)	15,982	567	5,730	26,955
Total operating expenses	257,089	246,517	252,592	228,899	329,006
Operating income (loss)	199,744	71,703	90,371	58,486	(66,327)
Interest expense	(4,246)	(8,290)	(16,324)	(24,187)	(26,929)
(Loss) gain on early retirement of convertible debt(5)	(79)	4,590	2,158	(6,964)	(5,489)
Other (loss) income, net	(345)	1,753	5,983	11,438	8,921
Income (loss) before income taxes	195,074	69,756	82,188	38,773	(89,824)
Provision (benefit) for income taxes(7)	57,780	(25,227)	(28,818)	(880)	15,378
Net income (loss)	$ 137,294	$ 94,983	$ 111,006	$ 39,653	$ (105,202)
Per share information:					
Net income (loss), basic	$ 0.78	$ 0.57	$ 0.69	$ 0.25	$ (0.66)
Net income (loss), diluted	$ 0.75	$ 0.56	$ 0.67	$ 0.25	$ (0.66)
Balance Sheet Data:					
Working capital	$ 585,541	$ 393,884	$ 345,916	$ 316,808	$ 245,223
Total assets	1,564,052	1,352,591	1,235,371	1,188,834	1,090,002
Long-term liabilities	43,132	47,569	125,026	173,382	171,846
Stockholders' equity	1,316,596	1,108,779	961,604	818,543	742,536

(1) During the second quarter of fiscal year 2009, we implemented a restructuring plan that reduced global headcount by approximately 4% or 150 employees. The total charges related to the plan

were $19.4 million of which $3.5 million was charged to cost of goods sold for inventory write-downs.

During fiscal year 2006, we recorded $23.3 million of inventory charges and reserves primarily related to the exit of our baseband product area.

(2) During fiscal year 2006, we recorded bad debt expense of $35.1 million related to certain baseband customers.

(3) The increase in amortization expense in fiscal year 2008 is primarily due to the acquisitions completed in October 2007.

(4) In fiscal year 2010, we recognized a gain of $1.0 million on the sale of an asset that was previously impaired during the 2009 restructuring noted below.

In fiscal year 2009, we implemented a restructuring plan to reduce global headcount by approximately 4% or 150 employees. The total charges related to the plan were $19.4 million of which $16.0 million was charged to restructuring and other charges. This primarily consisted of $4.5 million related to severance and benefits, $5.6 million related to the impairment of long-lived assets, $2.1 million related to lease obligations, $2.3 million related to the impairment of technology licenses and design software and $1.5 million related to other charges.

In fiscal year 2007, we recorded restructuring and other charges of $4.9 million related to the exit of the baseband product area.

In fiscal year 2006, we recorded restructuring and other charges of $27.0 million related to the exit of our baseband product area.

(5) In fiscal years 2010, 2009, and 2008 we retired approximately $53.0 million, $57.9 million, and $62.4 million aggregate principal amount of our $200.0 million aggregate principal amount convertible subordinate notes due in March 2010 and March 2012 (the "2007 Convertible Notes"), respectively. We recorded approximately $0.1 million loss relating to the early retirement in fiscal year 2010 and gains of $4.6 million and $2.2 million for fiscal year 2009 and fiscal year 2008, respectively.

In fiscal years 2007 and 2006 we retired approximately $130.0 million and $50.7 million aggregate principal balance of our 4.75% convertible subordinated notes due November 2007, respectively. We recognized losses of $7.0 million and $5.5 million on the early retirement of these notes for fiscal year 2007 and fiscal year 2006, respectively.

(6) Fiscal years ended October 1, 2010, October 2, 2009, October 3, 2008, September 28, 2007 and September 29, 2006 included $40.7 million, $23.5 million, $23.2 million, $13.7 million and $14.2 million, respectively, of share-based compensation expense due to the adoption of the Statement of ASC 718—*Compensation—Stock Compensation ("ASC 718")*.

(7) Based on the Company's evaluation of the realizability of its United States net deferred tax assets through the generation of future taxable income, $38.6 million, $40.0 million and $15.0 million of the Company's valuation allowance was reversed during the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, respectively. For fiscal year 2009, the amount reversed consisted of $25.4 million recognized as income tax benefit, and $13.2 million recognized as a reduction to goodwill. For fiscal year 2008, the amount reversed consisted of $36.4 million recognized as income tax benefit, and $3.6 million recognized as a reduction to goodwill. For fiscal year 2007, the amount reversed consisted of $1.7 million recognized as income tax benefit, and $13.3 million recognized as a reduction to goodwill.

(8) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversion and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009(1)	October 3, 2008(1)
Net revenues	$1,071,849	$802,577	$860,017
Cost of goods sold	615,016	484,357	517,054
Gross profit	456,833	318,220	342,963
Operating expenses:			
Research and development	134,140	123,996	146,013
Selling, general and administrative	117,853	100,421	100,007
Amortization of intangible assets	6,136	6,118	6,005
Restructuring and other charges (credits)	(1,040)	15,982	567
Total operating expenses	257,089	246,517	252,592
Operating income	199,744	71,703	90,371
Interest expense	(4,246)	(8,290)	(16,324)
(Loss) gain on early retirement of convertible debt	(79)	4,590	2,158
Other (expense) income, net	(345)	1,753	5,983
Income before income taxes	195,074	69,756	82,188
Provision (benefit) for income taxes	57,780	(25,227)	(28,818)
Net income	$ 137,294	$ 94,983	$111,006
Per share information:			
Net income, basic	$ 0.78	$ 0.57	$ 0.69
Net income, diluted	$ 0.75	$ 0.56	$ 0.67
Number of weighted-average shares used in per share computations, basic	175,020	167,047	161,878
Number of weighted-average shares used in per share computations, diluted	182,738	169,663	164,755

(1) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversions and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. See Note 9 to the Consolidated Financial Statements for further discussion.

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	As of	
	October 1, 2010	October 2, 2009(1)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 453,257	$ 364,221
Restricted cash	6,128	5,863
Receivables, net of allowance for doubtful accounts of $1,177 and $2,845, respectively	175,232	115,034
Inventories	125,059	86,097
Other current assets	30,189	18,912
Total current assets	789,865	590,127
Property, plant and equipment, net	204,363	162,299
Goodwill	485,587	482,893
Intangible assets, net	12,509	18,245
Deferred tax assets	60,569	89,163
Other assets	11,159	9,864
Total assets	$1,564,052	$1,352,591
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 50,000	$ 81,865
Accounts payable	111,967	69,098
Accrued compensation and benefits	35,695	29,449
Other current liabilities	6,662	15,831
Total current liabilities	204,324	196,243
Long-term debt, less current maturities	24,743	41,483
Other long-term liabilities	18,389	6,086
Total liabilities	247,456	243,812
Commitments and contingencies (Note 13 and Note 14)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 185,683 shares issued and 180,263 shares outstanding at October 1, 2010 and 177,873 shares issued and 172,815 shares outstanding at October 2, 2009	45,066	43,204
Additional paid-in capital	1,641,406	1,568,416
Treasury stock, at cost	(40,719)	(36,307)
Accumulated deficit	(327,860)	(465,154)
Accumulated other comprehensive loss	(1,297)	(1,380)
Total stockholders' equity	1,316,596	1,108,779
Total liabilities and stockholders' equity	$1,564,052	$1,352,591

(1) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversions and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. See Note 9 to the Consolidated Financial Statements for further discussion.

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009(1)	October 3, 2008(1)
Cash flows from operating activities:			
Net income	$137,294	$ 94,983	$ 111,006
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	40,741	23,466	23,212
Depreciation	46,573	44,413	44,712
Charge in lieu of income tax expense	—	—	7,014
Amortization of intangible assets	6,136	6,118	6,933
Amortization of discount and deferred financing costs on convertible debt	2,693	5,589	10,748
Contribution of common shares to savings and retirement plans	11,706	8,502	10,407
Non-cash restructuring expense	—	955	567
Deferred income taxes	38,543	(24,866)	(36,648)
Excess tax benefit from share-based payments	(6,287)	—	—
Loss on disposal of assets	292	411	276
Inventory write-downs	—	3,458	—
Asset impairments	—	5,616	—
Provision for losses (recoveries) on accounts receivable	703	1,797	(614)
Changes in assets and liabilities net of acquired balances:			
Receivables	(60,901)	29,947	21,223
Inventories	(38,818)	15,678	(16,082)
Other current and long-term assets	(8,349)	(3,932)	2,860
Accounts payable	42,869	9,219	2,110
Other current and long-term liabilities	9,767	(2,549)	(5,051)
Net cash provided by operating activities	222,962	218,805	182,673
Cash flows from investing activities:			
Capital expenditures	(88,929)	(39,172)	(64,832)
Payments for acquisitions	(6,400)	(10,356)	(32,627)
Sale of investments	—	—	10,000
Purchase of investments	—	—	(7,500)
Net cash used in investing activities	(95,329)	(49,528)	(94,959)
Cash flows from financing activities:			
Retirement of 2007 Convertible Notes	(51,107)	(51,107)	(56,570)
Reacquisition of equity component of Convertible Notes	(29,602)	(15,432)	(14,809)
Retirement of Junior Notes	—	—	(49,335)
Excess tax benefit from share-based payments	6,287	—	—
Change in restricted cash	(265)	100	541
Repurchase of common stock	(4,412)	(2,389)	(2,063)
Net proceeds from exercise of stock options	40,502	38,668	18,049
Net cash used in financing activities	(38,597)	(30,160)	(104,187)
Net increase (decrease) in cash and cash equivalents	89,036	139,117	(16,473)
Cash and cash equivalents at beginning of period	364,221	225,104	241,577
Cash and cash equivalents at end of period	$453,257	$364,221	$ 225,104
Supplemental cash flow disclosures:			
Taxes paid	$ 14,757	$ 1,009	$ 1,156
Interest paid	$ 715	$ 2,323	$ 6,023

(1) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversions and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. See Note 9 to the Consolidated Financial Statements for further discussion.

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Shares of Common Stock	Par value of Common Stock	Shares of Treasury Stock	Value of Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at September 28, 2007(1)	161,101	$40,275	4,492	$(31,855)	$1,481,481	$(671,143)	$ (215)	$ 818,543
Net income	—	—	—	—	—	111,006	—	111,006
Impairment of Auction Rate Security	—	—	—	—	—	—	(912)	(912)
Pension adjustment	—	—	—	—	—	—	(53)	(53)
Other comprehensive loss	—	—	—	—	—	—	(965)	(965)
Comprehensive income	—	—	—	—	—	—	—	110,041
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,951	988	—	—	40,308	—	—	41,296
Reacquisition of equity components of convertible notes(1)	—	—	—	—	(14,809)	—	—	(14,809)
Issuance and expense of common shares for restricted stock and performance shares	780	195	—	—	8,401	—	—	8,596
Shares withheld for taxes	(240)	(60)	240	(2,063)	60	—	—	(2,063)
Balance at October 3, 2008(1)	165,592	$41,398	4,732	$(33,918)	$1,515,441	$(560,137)	$(1,180)	$ 961,604
Net income	—	—	—	—	—	94,983	—	94,983
Pension adjustment	—	—	—	—	—	—	(200)	(200)
Other comprehensive loss	—	—	—	—	—	—	(200)	(200)
Comprehensive income	—	—	—	—	—	—	—	94,783
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	7,159	1,790	—	—	59,214	—	—	61,004
Reacquisition of equity components of convertible notes(1)	—	—	—	—	(15,432)	—	—	(15,432)
Issuance and expense of common shares for restricted stock and performance shares	390	98	—	—	9,111	—	—	9,209
Shares withheld for taxes	(326)	(82)	326	(2,389)	82	—	—	(2,389)
Balance at October 2, 2009(1)	172,815	$43,204	5,058	$(36,307)	$1,568,416	$(465,154)	$(1,380)	$1,108,779
Net income	—	—	—	—	—	137,294	—	137,294
Pension adjustment	—	—	—	—	—	—	83	83
Other comprehensive income	—	—	—	—	—	—	83	83
Comprehensive income	—	—	—	—	—	—	—	137,377
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	6,083	1,521	—	—	69,410	—	—	70,931
Reacquisition of equity components of convertible notes (after-tax)(1)	—	—	—	—	(28,832)	—	—	(28,832)
Excess tax benefit from share based compensation	—	—	—	—	11,491	—	—	11,491
Issuance and expense of common shares for restricted stock and performance shares	1,727	432	—	—	20,830	—	—	21,262
Shares withheld for taxes	(362)	(91)	362	(4,412)	91	—	—	(4,412)
Balance at October 1, 2010	180,263	$45,066	5,420	$(40,719)	$1,641,406	$(327,860)	$(1,297)	$1,316,596

(1) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversions and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. See Note 9 to the Consolidated Financial Statements for further discussion.

See the accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

The Company has evaluated subsequent events through the date of issuance of the audited consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of Consolidation

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2010 and 2009 each consisted of 52 weeks and ended on October 1, 2010 and October 2, 2009, respectively. Fiscal year 2008 consisted of 53 weeks and ended on October 3, 2008.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when due and payable, and all other criteria of ASC 605—*Revenue Recognition,* have been met. The Company ships product on consignment to certain customers and only recognizes revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return (stock rotation) on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.

Allowance for Doubtful Accounts

The Company maintains general allowances for doubtful accounts for losses that they estimate will arise from their customers' inability to make required payments. These reserves require management to

2. Summary of Significant Accounting Policies (Continued)

apply judgment in deriving estimates. As the Company becomes aware of any specific receivables which may be uncollectable, they perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer's credit worthiness, intent and ability to pay, and overall financial position. If the data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and its results of operations could be materially affected.

Cash and Cash Equivalents

The Company's cash and cash equivalents primarily consist of cash money market funds and repurchase agreements where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries and/or United States agency obligations and highly rated commercial paper.

Investments

The Company's investment is classified as available for sale and consists of an auction rate security ("ARS").

Restricted Cash

Restricted cash is primarily used to collateralize the Company's obligation under the Credit Facility, which management plans to repay during the first quarter of fiscal 2011. For further information regarding the Credit Facility, please see Note 9 to the Consolidated Financial Statements.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, the Company estimates and establishes reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of its product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand (generally in excess of twelve months), reserves are established for the value of such inventory that is not expected to be sold at the time of the review.

If actual demand and market conditions are less favorable than those the Company projects, additional inventory reserves may be required and its results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale; however, they are generally scrapped over time.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

2. Summary of Significant Accounting Policies (Continued)

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

Share-Based Compensation

The Company applies ASC 718 *Compensation—Stock Compensation* ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special share-based awards based on estimated fair values. The Company adopted ASC 718 using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. Due to the existence of both performance and service conditions, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended October 1, 2010 only included share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended October 1, 2010 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of ASC 718, the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under the previous authoritative literature governing stock compensation expense. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. For more complex awards with market-based performance conditions, the Company employs a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

Valuation of Long-Lived Assets

Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, significant negative industry or economic trends and a significant decline in its stock

2. Summary of Significant Accounting Policies (Continued)

price for a sustained period of time. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset/asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment in accordance with the provisions of ASC 350 *Intangibles—Goodwill and Other* ("ASC 350"). Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of the Company's goodwill and intangible assets. The Company assesses the need to test its goodwill for impairment on a regular basis. Pursuant to the guidance provided under ASC 280—*Segment Reporting* ("ASC 280"), the Company has determined that it has only one reporting unit for the purposes of allocating and testing goodwill under ASC 350.

The goodwill impairment test is a two-step process. The first step of the Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. To determine fair value, ASC 350 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In the Company's assessment of its fair value, the Company considers the average market price of its common stock surrounding the selected testing date, the number of shares of its common stock outstanding during such period and other marketplace activity and related control premiums. If the calculated fair value is determined to be less than the book value of the Company, then the Company performs step two of the impairment analysis. Step two of the analysis compares the implied fair value of the Company's goodwill, to the book value of its goodwill. If the book value of the Company's goodwill exceeds the implied fair value of its goodwill, an impairment loss is recognized equal to that excess. In step two of the Company's annual impairment analysis, the Company primarily uses the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of the Company's goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates management would use would be consistent with the plans and estimates that the Company uses to manage its business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that the Company's intangible assets have become impaired and result in additional interim impairment testing.

2. Summary of Significant Accounting Policies (Continued)

In fiscal year 2010, the Company performed impairment tests of its goodwill as of the first day of the fourth fiscal quarter in accordance with the Company's regularly scheduled annual testing. The results of this test indicated that none of the Company's goodwill was impaired based on step one of the test; accordingly step two of the test was not performed.

Deferred Financing Costs

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. If debt is extinguished early, a proportionate amount of deferred financing costs is charged to earnings.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in its consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets. In addition, the current uncertain economic environment limits the Company's ability to confidently forecast its taxable income. In fiscal years 2010 and 2009, the Company's estimates of future taxable income were prepared in a manner consistent with its assessment of various factors, including market and industry conditions, operating trends, product life cycles and competitive and regulatory environments.

2. Summary of Significant Accounting Policies (Continued)

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, ASC 740 (formerly referenced as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Research and Development Costs

Research and development costs are expensed as incurred.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, other current assets, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt and investments are based on quoted market prices if available, and if not available a fair value is determined through a discounted cash flow analysis at the date of measurement.

Accumulated Other Comprehensive Loss

The Company accounts for comprehensive loss in accordance with the provisions of ASC 220—*Comprehensive Income* ("ASC 220"). ASC 220 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Accumulated other comprehensive loss presented in the financial statements consists of adjustments to the Company's auction rate securities and minimum pension liability as follows (in thousands):

	Pension Adjustments	Auction Rate Securities Adjustment	Accumulated Other Comprehensive Loss
Balance as of October 3, 2008	$(268)	$(912)	$(1,180)
Pension adjustment	(200)	—	(200)
Balance as of October 2, 2009	$(468)	$(912)	$(1,380)
Pension adjustment	83	—	83
Balance as of October 1, 2010	$(385)	$(912)	$(1,297)

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

ASC 810

In December 2007, the FASB issued amendments to ASC 810—*Consolidation* ("ASC 810"). ASC 810 amends previously issued authoritative literature to amend accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of consolidation procedures for consistency with the requirements of ASC 805. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement was applied prospectively as of the beginning of the fiscal year. The adoption of ASC 810 did not have an impact on the Company's results of operations or financial position because the Company does not have any minority interests.

ASC 825

In February 2007, the FASB issued ASC 825—*Financial Instruments* ("ASC 825"), including an amendment of ASC 320—*Investments—Debt and Equity Securities* ("ASC 320"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. ASC 825 was effective for the Company beginning on October 3, 2009. The adoption of ASC 825 did not have a material impact on the Company's results from operations or financial position.

ASU 2009-13 and ASU 2009-14

In September 2009, the FASB reached a consensus on Accounting Standards Update ("ASU")-2009-13—*Revenue Recognition ("ASC 605")—Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") and ASU 2009-14—*Software ("ASC 985")—Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) Vendor Specific Objective Evidence or VSOE or ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact that the adoption of these ASUs will have on its consolidated financial statements.

3. Business Combinations

The Company did not complete any business combinations during its fiscal year ended October 1, 2010.

4. Marketable Securities

The Company accounts for its investment in accordance with ASC 320—*Investments—Debt and Equity Securities*, and classifies them as "available for sale". At October 1, 2010, these securities consisted of $3.2 million par value in auction rate securities, which are long-term debt instruments intended to provide liquidity through a Dutch auction process that resets interest rates each period. The uncertainties in the credit markets have caused the ARS to become illiquid resulting in failed auctions.

During the fiscal year ended October 3, 2008, the Company performed a comprehensive valuation and discounted cash flow analysis on the ARS. The Company concluded the value of the ARS was $2.3 million thus the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. The Company assessed the decline in fair value to be temporary and recorded this reduction in shareholders' equity in accumulated other comprehensive loss. The Company will continue to closely monitor the ARS and evaluate the appropriate accounting treatment in each reporting period. If in a future period the Company determines that the impairment is other than temporary, the Company will impair the security to its fair value and charge the loss to earnings. The Company holds no other auction rate securities.

5. Financial Instruments

On October 4, 2008, the Company adopted ASC 820—*Fair Value Measurements and Disclosure* ("ASC 820") for financial assets and liabilities measured at fair value. The Company adopted ASC 820-10-55, for non-financial assets and liabilities including intangible assets and reporting units measured at fair value in the first step of a goodwill impairment test on October 3, 2009. In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value on a recurring basis in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1—Valuation is based upon quoted market price for identical instruments traded in active markets.
- Level 2—Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.

The Company has cash equivalents classified as Level 1 and has no Level 2 securities. The Company's ARS, discussed in Note 4, Marketable Securities, is classified as level 3 assets. There have been no transfers between Level 1, Level 2 or Level 3 assets during the fiscal year ending October 1, 2010. There have been no purchases, sales, issuances or settlements of the marketable securities classified as Level 3 assets during the fiscal year.

5. Financial Instruments (Continued)

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the balances of cash equivalents and marketable securities measured at fair value on a recurring basis as of October 1, 2010 (in thousands):

		Fair Value Measurements		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:				
Money market/repurchase agreements	$427,789	$427,789	$ —	$ —
Auction rate securities	2,288	—	—	2,288
Total	$430,077	$427,789	$ —	$2,288

Non-Financial Assets Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets, such as goodwill, intangible assets, and other long lived assets resulting from business combinations are measured at fair value at the date of acquisition and subsequently re-measured if there is an indicator of impairment. There was no impairment recognized during the fiscal year ending October 1, 2010.

6. Inventory

Inventories consist of the following (in thousands):

	As of	
	October 1, 2010	October 2, 2009
Raw materials	$ 16,108	$ 9,889
Work-in-process	74,701	56,074
Finished goods	20,209	12,950
Finished goods held on consignment by customers	14,041	7,184
Total inventories	$125,059	$86,097

7. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	As of	
	October 1, 2010	October 2, 2009
Land	$ 9,423	$ 9,423
Land and leasehold improvements	5,475	5,063
Buildings	42,918	39,992
Furniture and fixtures	24,784	24,450
Machinery and equipment	455,157	393,566
Construction in progress	28,901	19,209
Total property, plant and equipment, gross	566,658	491,703
Accumulated depreciation and amortization	(362,295)	(329,404)
Total property, plant and equipment, net	$ 204,363	$ 162,299

8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period Remaining (Years)	As of October 1, 2010			As of October 2, 2009		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$485,587	$ —	$485,587	$482,893	$ —	$482,893
Amortized intangible assets							
Developed technology	1.7	$ 14,150	$(10,862)	$ 3,288	$ 13,750	$ (8,899)	$ 4,851
Customer relationships	1.9	21,510	(15,894)	5,616	21,510	(12,697)	8,813
Patents and other	1.2	5,966	(5,630)	336	5,966	(4,654)	1,312
		41,626	(32,386)	9,240	41,226	(26,250)	14,976
Unamortized intangible assets Trademarks		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 44,895	$(32,386)	$ 12,509	$ 44,495	$(26,250)	$ 18,245

Amortization expense related to intangible assets was $6.1 million for each of fiscal years 2010 and 2009 and $6.9 million for fiscal year 2008.

8. Goodwill and Intangible Assets (Continued)

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill	Developed Technology	Customer Relationships	Patents and Other	Trademarks	Total
Balance as of October 3, 2008	$483,671	$11,850	$21,210	$3,549	$3,269	$523,549
Additions during period	6,395	1,900	300	2,417	—	11,012
Deductions during year	(7,173)	—	—	—	—	(7,173)
Balance as of October 2, 2009	$482,893	$13,750	$21,510	$5,966	$3,269	$527,388
Additions during period	2,731	400	—	—	—	3,131
Deductions during year	(37)	—	—	—	—	(37)
Balance as of October 1, 2010	$485,587	$14,150	$21,510	$5,966	$3,269	$530,482

Goodwill is adjusted as required as a result of the realization of deferred tax assets. The benefit from the recognition of a portion of these deferred items reduces the carrying value of goodwill instead of reducing income tax expense. Accordingly, future realization of certain deferred tax assets will reduce the carrying value of goodwill. For the fiscal year ended October 2, 2009 goodwill was reduced by $7.2 million. The remaining deferred tax assets that could reduce goodwill in future periods are $0.4 million as of October 1, 2010.

Annual amortization expense for the next five years related to intangible assets is expected to be as follows (in thousands):

	2011	2012	2013	2014	2015
Amortization expense	$5,319	$3,783	$138	$—	$—

9. Borrowing Arrangements

Long-Term Debt

Long-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 1, 2010	October 2, 2009
2007 Convertible Notes	$24,743	$73,348
Less-current maturities	—	31,865
Total long-term debt	$24,743	$41,483

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consisted of $100.0 million of 1.25% convertible subordinated notes due March 2010 (the "1.25% Notes"). The second tranche consisted of $100.0 million aggregate principal amount of 1.50% convertible subordinated notes due March 2012 (the "1.50% Notes"). The Company pays interest in cash semi-annually in arrears on March 1 and September 1 of each year on the 1.50% Notes. The conversion price of the 1.50% Notes is 105.0696 shares per $1,000 principal amount of notes to be redeemed, which is the equivalent of a conversion price of approximately $9.52 per share, plus accrued

9. Borrowing Arrangements (Continued)

and unpaid interest, if any, to the conversion date. Holders of the 1.50% Notes may require the Company to repurchase the 2007 Convertible Notes upon a change in control of the Company.

These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future.

On October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversions and Other Options* ("ASC 470-20"). Our financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. ASC 470-20 requires the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the convertible debt instrument and requires retrospective application to all periods presented in the financial statements to which it is applicable. ASC 470-20 applies to the Company's 2007 Convertible Notes. Using a non-convertible borrowing rate of 6.86%, the Company estimated the fair value of the liability component of the 1.50% Notes to be $77.3 million. As of the issuance date, the difference between the fair value of the liability component of the 1.50% Notes and the corresponding aggregate principal amount of such notes, which is equal to the fair value of the equity component of the 1.50% Notes ($22.7 million), was retrospectively recorded as a debt discount and as an increase to additional paid-in capital, net of tax. The discount of the liability component of the 1.50% Notes is being amortized over the life of the instrument.

During the fiscal year ending October 1, 2010, the Company redeemed the remaining $32.6 million of aggregate principal amount of the 1.25% Notes and redeemed $20.4 million of aggregate principal amount of the 1.50% Notes. The Company paid a cash premium (cash paid less principal amount) of $15.1 million and $12.4 million on the retirements of the 1.25% and 1.50% Notes, respectively. After applying ASC 470-20, the Company recorded a total gain on the transaction of approximately $0.1 million (including commissions and deferred financing).

The following tables provide additional information about the Company's 2007 Convertible Notes (in thousands):

	Fiscal Years Ended	
	October 1, 2010	October 2, 2009
Equity component of the convertible notes outstanding	$ 6,061	$15,670
Principal amount of the convertible notes	26,677	79,733
Unamortized discount of the liability component	1,934	6,385
Net carrying amount of the liability component	24,743	73,348

	Fiscal Years Ended	
	October 1, 2010	October 2, 2009
Effective interest rate on the liability component	6.86%	6.86%
Cash interest expense recognized (contractual interest)	$ 734	$1,391
Effective interest expense recognized	$2,502	$4,954

9. Borrowing Arrangements (Continued)

The remaining unamortized discount on the 1.50% Notes will be amortized over the next seventeen months. As of October 1, 2010, the if converted value of the remaining 1.50% Notes exceeds the related principal amount by approximately $31.2 million. As of October 1, 2010 and October 2, 2009, the number of shares of the Company's common stock underlying the then remaining 2007 Convertible Notes (which at October 2, 2009 included both the 1.25% Notes and the 1.50% Notes) were 2.8 million and 8.4 million, respectively.

The retrospective application of ASC 470-20 had the following effect on the Company's Consolidated Statements of Operations as follows (in thousands):

	Fiscal Year Ended October 2, 2009			Fiscal Year Ended October 3, 2008		
	Previously Reported	As Adjusted	Effect of Change	Previously Reported	As Adjusted	Effect of Change
Interest expense	$ (3,644)	$ (8,290)	$(4,646)	$ (7,330)	$(16,324)	$(8,994)
(Loss) Gain on early retirement of convertible debt(1)	(4,066)	4,590	8,656	(6,836)	2,158	8,994
(Benefit) for income taxes	(27,543)	(25,227)	(2,316)	(28,818)	(28,818)	—
Net income	93,289	94,983	1,694	111,006	111,006	—
Per share information:						
Net income, basic	$ 0.56	$ 0.57	$ 0.01	$ 0.69	$ 0.69	$ —
Net income, diluted	$ 0.55	$ 0.56	$ 0.01	$ 0.67	$ 0.67	$ —

(1) The previously reported gain on early retirement of the 1.25% and 1.50% Notes for the fiscal year ended October 2, 2009 was net of deferred financing cost write-downs of $0.9 million.

The retrospective application of ASC 470-20 had the following effect on the Company's Consolidated Balance Sheet as of October 2, 2009 (in thousands):

	Previously Reported	As Adjusted	Effect of Change
Other assets	$ 10,283	$ 9,864	$ (419)
Deferred tax assets	91,479	89,163	(2,316)
Short-term debt	82,617	81,865	(752)
Long-term debt	47,116	41,483	(5,633)
Additional paid-in capital	1,499,406	1,568,416	69,010
Accumulated deficit	(399,794)	(465,154)	(65,360)

9. Borrowing Arrangements (Continued)

The retrospective application of ASC 470-20 had the following effect on the Company's Consolidated Statement of Cash Flows as follows (in thousands):

	Fiscal Year Ended October 2, 2009			Fiscal Year Ended October 3, 2008		
	Previously Reported	As Adjusted	Effect of Change	Previously Reported	As Adjusted	Effect of Change
Cash flows from operating activities:						
Net income	$ 93,289	$ 94,983	$ 1,694	$111,006	$ 111,006	$ —
Amortization of deferred financing costs and discount on convertible debt	943	5,589	4,646	1,753	10,748	8,995
Deferred income taxes	(27,182)	(24,866)	2,316	(36,648)	(36,648)	—
Net cash provided by operating activities:	210,149	218,805	8,656	173,678	182,673	8,995
Cash flows from financing activities:						
Retirement of 2007 Convertible Notes	$(57,883)	$(51,107)	$ 6,776	$(62,384)	$ (56,570)	$ 5,814
Reacquisition of equity component of convertible notes	—	(15,432)	(15,432)	—	(14,809)	(14,809)
Net cash used in financing activities:	(21,504)	(30,160)	(8,656)	(95,192)	(104,187)	(8,995)

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	Maturity
2011	$ —
2012	24,743
	$24,743

Short-Term Debt

Short-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 1, 2010	October 2, 2009
Current maturities of long-term debt	$ —	$31,865
Credit Facility	50,000	50,000
	$50,000	$81,865

9. Borrowing Arrangements (Continued)

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wells Fargo Bank, N.A. (previously Wachovia Bank, N.A.) providing for a $50.0 million Credit Facility secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Credit Facility is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. The Company extended the Credit Facility effective on July 9, 2010 for an additional term of three months. Interest related to the Credit Facility is at LIBOR plus 0.75% and was approximately 1.01% at October 1, 2010. As of October 1, 2010, Skyworks USA had borrowed $50.0 million under this agreement. Our ability to borrow under the Credit Facility expired in October 2010 and, given our strong cash position, management has determined that the Credit Facility was no longer required and accordingly, has been substantially repaid as of November 29, 2010.

10. Income Taxes

Income before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
United States	$164,094	$65,603	$79,931
Foreign	30,980	4,153	2,257
	$195,074	$69,756	$82,188

The provision (benefit) for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Current tax expense (benefit):			
Federal	$11,855	$ (251)	$ 1,310
State	946	(413)	(72)
Foreign	684	966	(94)
	13,485	302	1,144
Deferred tax expense (benefit):			
Federal	44,072	(25,436)	(36,405)
State	(12)	—	—
Foreign	235	(93)	(571)
	44,295	(25,529)	(36,976)
Charge in lieu of tax expense	—	—	7,014
Provision (benefit) for income taxes	$57,780	$(25,227)	$(28,818)

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as

10. Income Taxes (Continued)

computed at the United States Federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Tax expense at United States statutory rate	$68,276	$ 24,415	$ 28,766
Foreign tax rate difference	(8,889)	(580)	(436)
Deemed dividend from foreign subsidiary	884	774	102
Research and development credits	(5,820)	(7,211)	(7,970)
Change in tax reserve	4,413	295	(999)
Change in valuation allowance	2,834	(39,089)	(54,011)
Charge in lieu of tax expense	—	—	7,014
Non deductible debt retirement premium	64	(3,508)	(3,563)
Alternative minimum tax	—	(958)	1,306
Domestic production activities deduction	(2,263)	—	—
International restructuring	(3,468)	—	—
Other, net	1,749	635	973
Provision (benefit) for income taxes	$57,780	$(25,227)	$(28,818)

During fiscal year 2010, the Company restructured its international operations resulting in a tax benefit of $3.5 million. This consisted of a tax benefit of $6.3 million due to reassessing the United States income tax required to be recorded on earnings of our operations in Mexico, offset by $2.8 million of tax provision related to the transfer of assets to an affiliated foreign company. As a result of this restructuring, the Company is no longer required to assess United States income tax on the earnings of its Mexican business.

10. Income Taxes (Continued)

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	October 1, 2010	October 2, 2009
Deferred Tax Assets:		
Current:		
Inventories	$ 4,451	$ 5,261
Bad debts	427	1,025
Accrued compensation and benefits	2,536	3,219
Product returns, allowances and warranty	572	686
Restructuring	794	1,503
Other—net	943	—
Current deferred tax assets	9,723	11,694
Less valuation allowance	(2,130)	(963)
Net current deferred tax assets	7,593	10,731
Long-term:		
Property, plant and equipment	—	3,762
Intangible assets	9,422	11,121
Retirement benefits and deferred compensation	21,327	15,576
Net operating loss carry forwards	6,120	24,438
Federal tax credits	28,243	42,787
State investment credits	24,173	21,513
Long-term deferred tax assets	89,285	119,197
Less valuation allowance	(23,480)	(25,630)
Net long-term deferred tax assets	65,805	93,567
Deferred tax assets	99,008	130,891
Less valuation allowance	(25,610)	(26,593)
Net deferred tax assets	73,398	104,298
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(724)	(787)
Other—net	—	(5,439)
Current deferred tax liabilities	(724)	(6,226)
Long-term:		
Property, plant and equipment	(4,636)	—
Other—net	(272)	(2,136)
Intangible assets	(329)	(2,267)
Long-term deferred tax liabilities	(5,237)	(4,403)
Net deferred tax liabilities	(5,961)	(10,629)
Total deferred tax assets	$ 67,437	$ 93,669

10. Income Taxes (Continued)

In accordance with GAAP, management has determined that it is more likely than not that a portion of its historic and current year income tax benefits will not be realized. As of October 1, 2010, the Company has maintained a valuation allowance for deferred tax assets of $25.6 million, principally related to state research tax credits. If these benefits are recognized in a future period the valuation allowance on deferred tax assets will be reversed and up to a $25.2 million income tax benefit, and up to a $0.4 million reduction to goodwill may be recognized. During fiscal year 2010, the Company recognized a net decrease in its valuation allowance of $1.0 million. The change in the valuation allowance resulted in a tax expense of $2.8 million and an increase to additional paid-in capital of $3.8 million. The Company will need to generate $189.9 million of future United States federal taxable income to utilize our United States deferred tax assets as of October 1, 2010.

Based on the Company's evaluation of the realizability of its United States net deferred tax assets and other future deductible items through the generation of future taxable income, $38.6 million of the Company's valuation allowance was reversed at October 2, 2009. The amount reversed consisted of $25.4 million recognized as income tax benefit, and $13.2 million recognized as a reduction to goodwill.

Deferred tax assets are recognized for foreign operations when management believes it is more likely than not that the deferred tax assets will be recovered during the carry forward period. The Company will continue to assess its valuation allowance in future periods.

As of October 1, 2010, the Company has United States federal net operating loss carry forwards of approximately $17.7 million, which will expire at various dates through 2029 and aggregate state net operating loss carry forwards of approximately $1.4 million, which will expire at various dates through 2019. The utilization of these net operating losses is subject to certain annual limitations as required under Internal Revenue Code section 382 and similar state income tax provisions. The Company also has United States federal and state income tax credit carry forwards of approximately $75.3 million, of which $9.9 million of federal income tax credit carry forwards have not been recorded as a deferred tax asset. The United States federal tax credits expire at various dates through 2030. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

The Company has continued to expand its operations and increase its investments in numerous international jurisdictions. These activities will increase the Company's earnings attributable to foreign jurisdictions. As of October 1, 2010, no provision has been made for United States federal, state, or additional foreign income taxes related to approximately $52.3 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings, were not permanently reinvested.

The Company's gross unrecognized tax benefits totaled $19.9 million and $8.9 million as of October 1, 2010 and October 2, 2009, respectively. Included in the $19.9 million is $11.4 million which would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance and certain positions which were required to be capitalized. There are no positions which the Company anticipates could change within the next twelve months.

10. Income Taxes (Continued)

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance at October 2, 2009	$ 8,859
Increases based on positions related to prior years	437
Increases based on positions related to current year	11,221
Decreases relating to settlements with taxing authorities	—
Decreases relating to lapses of applicable statutes of limitations	(617)
Balance at October 1, 2010	$19,900

The Company's major tax jurisdictions as of October 1, 2010 are the United States, California, and Iowa. For the United States, the Company has open tax years dating back to fiscal year 1998 due to the carry forward of tax attributes. For California and Iowa, the Company has open tax years dating back to fiscal year 2002 due to the carry forward of tax attributes.

During the year ended October 1, 2010, $0.6 million of previously unrecognized tax benefits related to the expiration of the statute of limitations period were recognized. The Company's policy is to recognize accrued interest and penalties, if incurred, on any unrecognized tax benefits as a component of income tax expense. The Company did not incur any significant accrued interest or penalties related to unrecognized tax benefits during fiscal year 2010.

11. Stockholders' Equity

Common Stock

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 3, 2010, the Company's Board of Directors approved a stock repurchase program, pursuant to which the Company is authorized to repurchase up to $200 million of the Company's common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. The Company had not repurchased any shares under the program for the fiscal year ended October 1, 2010. As of November 29, 2010, the

11. Stockholders' Equity (Continued)

Company had repurchased 786,400 shares of common stock for approximately $18.2 million. These shares were not retired and are currently being held in our Treasury Stock.

At October 1, 2010, the Company had 185,683,236 shares of common stock issued and 180,263,009 shares outstanding.

Preferred Stock

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At October 1, 2010, the Company had no shares of preferred stock issued or outstanding.

Employee Stock Benefit Plans

As of October 1, 2010, the Company had nine equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan
- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by the Company's stockholders.

The following table summarizes pre-tax share-based compensation expense related to employee stock options, restricted stock grants, performance stock grants, employee stock purchases, and

11. Stockholders' Equity (Continued)

management incentive compensation under ASC 718 for the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively.

	Fiscal Years Ended		
(In thousands)	October 1, 2010	October 2, 2009	October 3, 2008
Stock Options	$12,682	$10,518	$11,382
Non-vested restricted stock with service and market conditions	689	3,144	3,935
Non-vested restricted stock with service conditions	1,040	1,088	1,111
Non-vested performance shares	19,545	5,003	3,525
Management Incentive Plan stock awards	4,873	2,151	1,664
Employee Stock Purchase Plan	1,912	1,562	1,595
	$40,741	$23,466	$23,212

Employee and Director Stock Option Plans

The Company has share-based compensation plans under which employees and directors may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date. As of October 1, 2010, a total of 83.1 million shares are authorized for grant under the Company's share-based compensation plans, with 15.3 million options outstanding. The number of common shares reserved for granting of future awards to employees and directors under these plans was 9.3 million at October 1, 2010. The remaining unrecognized compensation expense on stock options at October 1, 2010 was $21.1 million, and the weighted average period over which the cost is expected to be recognized is approximately 2.2 years.

Non-Vested Restricted Stock Awards with Service and Market Conditions

The Company granted 576,688 shares of restricted stock during fiscal year ended October 3, 2008 with service and market conditions on vesting. The remaining portion of these grants were fully vested and expensed during the first quarter of fiscal year 2010.

Non-Vested Restricted Stock Awards with Service Conditions

The Company's share-based compensation plans provide for awards of restricted shares of common stock and other stock-based incentive awards to employees and directors. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period.

For the fiscal year ended October 1, 2010, the Company granted 100,000 shares of restricted stock that vest in varying amounts over a three-year period. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 1, 2010 was $1.6 million, and the weighted average period over which the cost is expected to be recognized is 2.9 years.

For the fiscal year ended October 2, 2009 the Company granted 47,500 shares of restricted stock that vest in varying amounts over a four-year period. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 1, 2010 was $0.1 million, and the weighted average period over which the cost is expected to be recognized is 1.5 years.

11. Stockholders' Equity (Continued)

For the fiscal year ended October 3, 2008 the Company granted 50,000 shares of restricted stock that vest in varying amounts over a four-year period. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 1, 2010 was $0.1 million, and the weighted average period over which the cost is expected to be recognized is 1.7 years.

In addition, during each of the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, under the 2008 Director Long-Term Incentive Plan, the Company issued a total of 100,000 restricted stock awards to Directors with a three-year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 1, 2010 was $1.8 million. The weighted average period over which the cost is expected to be recognized is approximately 1.9 years.

Performance Share Awards with Milestone-Based Performance Conditions

The Company granted 219,000, 56,000, and 160,500 performance awards with milestone-based performance conditions to non-executives during the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively. The performance awards will convert to common stock at such time that the performance conditions are deemed to be achieved. The performance awards will be expensed over implicit performance periods ranging from 6-40 months. The Company will utilize both quantitative and qualitative criteria to judge whether the milestones are probable of achievement. If the milestones are deemed to be not probable of achievement, no expense will be recognized until such time as they become probable of achievement. If a milestone is initially deemed probable of achievement and subsequent to that date it is deemed to be not probable of achievement, the Company will discontinue recording expense on the awards. If the milestone is deemed to be improbable of achievement, any expense recorded on those performance awards will be reversed. As of the fiscal year ended October 1, 2010, October 2, 2009, and October 3, 2008, the fair value of the performance awards at the date of grant were $3.5 million, $0.6 million, and $1.4 million, respectively. The Company issued 24,331 shares, 30,419 shares, and 100,466 shares in fiscal year 2010, 2009, and fiscal year 2008, respectively as a result of milestone achievement. In addition, certain other milestones were deemed to be probable of achievement thus, the Company recorded total compensation expense of $1.2 million, $(0.1) million, and $1.2 million, and in the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively.

2007 Executive Performance Share Awards

The Company awarded 725,000 performance shares based on future stock price appreciation to executives during the fiscal year ended October 3, 2008. On June 10, 2009, the 2007 Executive Performance Share Award was modified. The awards under this plan were forfeited by the executives and replaced with the 2009 Executive Restricted Stock and Performance Share Awards as described below.

2009 Executive Restricted Stock and Performance Share Awards

On June 4, 2009, the Company gave its executives the opportunity to forfeit the aforementioned performance shares that were originally granted on November 6, 2007 and the executives received in its place a modified award with both a restricted stock and performance share component.

On June 10, 2009, the Company modified the November 6, 2007 performance shares by issuing 337,500 restricted stock awards based on a service condition: The restricted shares would cliff vest on

11. Stockholders' Equity (Continued)

November 6, 2010 provided the executive continued employment with the Company through such date. At November 6, 2010 the service condition was met and the Company released 337,500 shares to the executives.

Under the performance share award component of the plan, the executives would earn up to 675,000 additional shares based on a comparison of (x) the change in Skyworks' common stock price to (y) the change in the price of the common stock of companies in a peer group over a three year period. The change in price of both the Company's common stock price and each peer company's common stock was determined by comparing its average stock price for the 90 day period beginning November 6, 2007 to its average stock price for the 90 day period ending November 6, 2010. If the percentage change in Skyworks' stock price exceeded the 70th percentile of the peer group, then the target metrics under the award would be deemed to have been met and all of the shares would have been earned. The Company determined that the Company's relative stock price, measured as described above, did exceed the 70th percentile of the peer group selected by the Company's compensation committee as of November 6, 2010. As a result, under the terms of the plan, the shares were earned and the executives were entitled to receive the shares in two tranches (50% on November 6, 2010 and 50% on November 6, 2011 should the executive continue employment with the Company through such dates). The Company released 337,500 shares to the executives. The Company recorded compensation expense of $3.2 million, $2.4 million, and $2.3 million, and in the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively. The remaining unrecognized compensation expense on these performance share awards at October 1, 2010 was $0.8 million.

2010 Operating Margin Performance Share Awards

The Company awarded 0.9 million performance shares to executives and key employees based on operating margin performance for fiscal year 2010. The fair value of these shares at target on the grant date was $10.3 million. Each participant had the ability to earn minimum (50% of target), target, stretch, or maximum (200% of target), depending on performance as publicly announced by the Company following the fiscal year end. Upon achievement of the performance target, the participants would earn the corresponding number of shares issued as follows: One-third on the initial issuance date anniversary of November 10, 2010 and one-third on each of the second and third anniversary of the initial issuance date, providing the employee was actively employed. On November 10, 2010, performance was met at the maximum level and 1.7 million performance shares were issued to executives and key employees. For the fiscal year ended October 1, 2010, the Company recorded compensation expense of $10.7 million. The remaining unrecognized compensation expense on these performance share awards at October 1, 2010 was $9.6 million.

11. Stockholders' Equity (Continued)

2009 Operating Margin Performance Share Awards

The Company awarded 0.8 million performance shares to executives and key employees based on operating margin performance for fiscal year 2009. Each participant had the ability to earn Minimum (50% of Target), Target, Stretch, or Maximum (200% of Target), depending on performance as publicly announced by the Company following the fiscal year end. Upon achievement of the performance target, the participants will earn the corresponding number of shares issued as follows: One-third on the initial issuance date anniversary of November 4, 2009 and one-third on each of the second and third anniversary of the initial issuance date, providing the employee is actively employed. As of November 4, 2009, performance was met at the maximum level. The Company's performance earned 1.5 million shares, two-thirds of which have been released to the executives and key employees as of November 4, 2010 and one-third of which is to be released on the third anniversary assuming the employee is still actively employed. As of the fiscal year ended October 1, 2010, the fair value of the performance awards at the date of grant was $13.3 million. At October 1, 2010, the Company had recorded total compensation expense of $7.0 million.

Restricted Stock Awards Issued in Fiscal Year 2010 in connection with the Management Incentive Plans

The Company issued 298,830 shares of common stock in fiscal year 2010 in lieu of cash under the Management Incentive Plans. In November 2009, the Company issued 178,006 shares in lieu of cash under the Fiscal Year 2009 Management Incentive Plan for performance related to the second half of fiscal year 2009. In May 2010, 120,824 shares were issued to certain key employees for the first half of fiscal year 2010 based on the Company exceeding its target metrics under the Fiscal Year 2010 Management Incentive Plan. The Company recorded $4.8 million in expense related to the Fiscal Year 2010 Management Incentive Plan during the fiscal year. The expenses associated with the 2009 Management Incentive Plan were expensed during fiscal year 2009.

Share-Based Compensation Plans for Directors

The Company has three share-based compensation plans under which options and restricted stock have been granted for non-employee directors—the 1994 Non-Qualified Stock Option Plan, the Directors' 2001 Stock Option Plan, and the 2008 Directors' Long-Term Incentive Plan. Under the three plans, a total of 1.9 million shares have been authorized for option grants. Under the current 2008 Directors' Long-Term Incentive Plan, a total of 0.3 million shares are available for new grants as of October 1, 2010. The 2008 Directors' Long-Term Incentive Plan is structured to provide options and restricted common stock to non-employee directors as follows: a new director receives a total of 25,000 options and 12,500 shares of restricted common stock upon becoming a member of the Board; and continuing directors receive 12,500 shares of restricted common stock after each Annual Meeting of Stockholders. Under this plan, the option price is the fair market value at the time the option is granted. All options granted are exercisable at 25% per year beginning one year from the date of grant. The maximum contractual term of the director awards is 10 years. As of October 1, 2010, a total of 0.7 million options at a weighted average exercise price of $10.41 per share were outstanding under these four plans, and 0.7 million options were exercisable at a weighted average exercise price of $10.62 per share. The remaining unrecognized compensation expense on director stock options at October 1, 2010 was $0.1 million and the weighted average period over which the cost is expected to be recognized is approximately 0.5 years. There were 121,500, 105,000, and 60,000 options exercised under these plans during the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively. The

11. Stockholders' Equity (Continued)

above-mentioned activity for the share-based compensation plans for directors is included in the option tables below.

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 8.1 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal years 2010, 2009, and 2008 were 640,341, 1,058,736, and 790,556, respectively. At October 1, 2010, there are 1.0 million shares available for purchase. The Company recognized compensation expense of $1.9 million for the fiscal year ended October 1, 2010 and $1.6 million for both the fiscal years ended October 2, 2009 and October 3, 2008.

General Option Information

A summary of stock option transactions follows (shares in thousands):

		Options Outstanding	
	Shares Available for Grant	Shares	Weighted average exercise price of shares under plan
Balance outstanding at September 28, 2007	13,754	27,868	$11.96
Granted(1)	(5,965)	3,002	9.25
Exercised	—	(2,582)	6.99
Cancelled/forfeited(2)	826	(3,628)	17.52
Additional shares reserved	720	—	—
Balance outstanding at October 3, 2008	9,335	24,660	$11.38
Granted(1)	(9,342)	3,596	7.33
Exercised	—	(5,203)	7.43
Cancelled/forfeited(2)	2,478	(4,702)	16.32
Additional shares reserved	12,500	—	—
Balance outstanding at October 2, 2009	14,971	18,351	$10.44
Granted(1)	(5,737)	3,234	12.57
Exercised	—	(4,823)	8.40
Cancelled/forfeited(2)	113	(1,473)	21.22
Balance outstanding at October 1, 2010	9,347	15,289	$10.49

(1) "Granted" under "Shares Available for Grant" at the maximum amount of shares per the share-based plans includes restricted and performance stock awards for the years ended October 1, 2010, October 2, 2009, and October 3, 2008 of 1.6 million, 3.8 million, and 2.0 million shares, respectively. Pursuant to the plan under which they were awarded, these restricted and performance stock grants are deemed equivalent to the issue of 2.5 million, 5.7 million, and 3.0 million stock options, respectively.

11. Stockholders' Equity (Continued)

(2) "Cancelled" under "Shares Available for Grant" at the maximum amount of shares per the share-based plans do not include any cancellations under terminated plans. For the years ended October 1, 2010, October 2, 2009, and October 3, 2008, cancellations under terminated plans were 1.2 million, 3.0 million, and 2.5 million shares, respectively. "Cancelled" under "Shares Available for Grant" also include restricted and performance grants cancellations of 0.1 million, 1.4 million, and 0.2 million for the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively. Pursuant to the plan under which they were awarded, these cancellations are deemed equivalent to the cancellation of 0.1 million, 2.1 million, and 0.3 million stock options for the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008, respectively.

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted average exercise price
2010	7,921	$11.09
2009	11,398	$12.20
2008	17,687	$12.86

The following table summarizes information concerning currently outstanding and exercisable options as of October 1, 2010 (shares and aggregate intrinsic value in thousands):

	Options Outstanding				Options Exercisable			
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Aggregate Intrinsic Value	Options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Aggregate Intrinsic Value
$3.45 - $6.73	2,591	4.6	$ 5.84	$ 38,373	2,013	4.4	$ 5.64	$30,219
$6.74 - $7.50	2,873	6.2	$ 7.19	38,690	581	5.9	$ 7.17	7,826
$7.51 - $9.33	3,852	5.0	$ 9.14	44,339	2,657	4.3	$ 9.09	30,713
$9.40 - $12.07	3,714	5.4	$11.55	33,787	868	3.2	$10.12	9,150
$12.08 - $22.29	1,830	2.6	$18.41	4,792	1,373	1.4	$19.33	2,495
$23.96 - $39.80	429	0.4	$29.96	—	429	0.4	$29.96	—
	15,289	4.9	$10.49	$159,981	7,921	3.6	$11.09	$80,403

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $20.65 as of October 1, 2010, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008 were $40.8 million, $20.9 million, and $7.5 million, respectively. The fair value of stock options vested at October 1, 2010, October 2, 2009, and October 3, 2008 were $30.2 million, $39.1 million, and $54.7 million, respectively. The total number of in-the-money options exercisable as of October 1, 2010 was 6.5 million.

11. Stockholders' Equity (Continued)

Restricted Shares and Performance Share Award Information

A summary of the share transactions follows (shares in thousands):

	Shares	Weighted average Grant-date fair value
Non-Vested Awards Outstanding at September 28, 2007	1,220	$ 6.04
Granted	827	8.82
Vested(1)	(691)	6.08
Forfeited	(47)	6.76
Non-Vested Awards Outstanding at October 3, 2008	1,309	$ 7.75
Granted	754	8.27
Vested(1)	(1,012)	7.22
Forfeited	(136)	8.33
Non-Vested Awards Outstanding at October 2, 2009	915	$ 8.69
Granted	2,037	11.50
Vested(1)	(1,246)	9.64
Forfeited	(11)	7.18
Non-Vested Awards Outstanding at October 1, 2010	1,695	$ 9.03

(1) Restricted stock vested during the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008 were 417,979 shares, 743,062 shares, and 590,092 shares, respectively. Performance awards issued during the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008 were 528,846 shares, 30,419 shares, and 100,466 shares, respectively. During the fiscal year ended October 1, 2010 and October 2, 2009, 298,830 shares and 238,706 shares of common stock were issued to certain key employees based on exceeding target metrics of the fiscal management incentive programs.

Valuation and Expense Information under ASC 718

The following table summarizes pre-tax share-based compensation expense related to employee stock options, employee stock purchases, restricted stock grants, and performance stock grants for the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008 which was allocated as follows:

	Fiscal Years Ended		
(In thousands)	October 1, 2010	October 2, 2009	October 3, 2008
Cost of sales	$ 3,857	$ 3,129	$ 2,974
Research and development	7,419	6,195	8,700
Selling, general and administrative	29,465	14,142	11,538
Share-based compensation expense included in operating expenses	$40,741	$23,466	$23,212

11. Stockholders' Equity (Continued)

During both of the fiscal years ended October 1, 2010 and October 2, 2009, the Company capitalized share-based compensation expense of $0.1 million. During the fiscal year ended October 3, 2008, the Company capitalized share-based compensation expense of $(0.1) million in inventory.

The weighted-average estimated grant date fair value of employee stock options granted during the fiscal years ended October 1, 2010, October 2, 2009, and October 3, 2008 were $5.76 per share, $3.93 per share, and $4.78 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Expected volatility	56.19%	60.90%	53.87%
Risk free interest rate (7 year contractual life options)	1.12%	2.36%	3.08%
Risk free interest rate (10 year contractual life options)	N/A	2.67%	3.54%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.23	4.42	4.42
Expected option life (10 year contractual life options)	N/A	5.79	5.80

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended October 1, 2010. Historical volatility was determined by calculating the mean reversion of the weekly-adjusted closing stock price over the 7.40 years between June 25, 2002 and November 10, 2009. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of ASC 718.

The risk-free interest rate assumption is based upon observed Treasury bill interest rates (risk free) appropriate for the expected life of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company over the 7.25 years between June 25, 2002 and October 2, 2009. The Company determined that it had two populations with unique exercise behavior. These populations included stock options with a contractual life of 7 years and 10 years, respectively.

12. Employee Benefit Plan, Pensions and Other Retiree Benefits

The Company maintains the following pension and retiree benefit plans:

- 401(k) plan covering substantially all employees based in the United States
- Pre-merger defined benefit pension and retiree health plans covering certain former employees

401(k) Plan:

The Company maintains a 401(k) plan covering substantially all of its employees based in the United States under which all employees at least 21 years old are eligible to receive discretionary Company contributions. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4.0% of an employee's annual eligible compensation. For the fiscal years

12. Employee Benefit Plan, Pensions and Other Retiree Benefits (Continued)

ended October 1, 2010, October 2, 2009, and October 3, 2008, the Company contributed shares of 0.3 million, 0.7 million, and 0.6 million, respectively, and recognized expense of $4.8 million, $4.6 million, and $5.0 million, respectively.

Pre-Merger Defined Benefit Pension and Retiree Health Plans:

The Pension Benefits and Retiree Medical Benefits plans identified below were inherited as part of the merger in 2002 that created Skyworks. Since the plans were inherited, no new participants have been added. In accordance with ASC 715, the liability and related plan assets have been reported in the Company's consolidated balance sheet as follows (in thousands):

	Pension Benefits		Retiree Medical Benefits	
	Fiscal Years Ended		Fiscal Years Ended	
	October 1, 2010	October 2, 2009	October 1, 2010	October 2, 2009
Benefit obligation at end of fiscal year	$3,035	$3,120	$ —	$ 431
Fair value of plan assets at end of fiscal year	2,650	2,652	—	—
Funded status	$ (385)	$ (468)	$ —	$(431)

The Company incurred net periodic benefit costs of $0.1 million for pension benefits during the fiscal year ended October 1, 2010, and $0.2 million for pension benefits in fiscal year ending October 2, 2009.

The Company realized a benefit of $0.4 million for the fiscal year ended October 1, 2010 related to the curtailment of the Retiree Medical Benefits Health Plan, and incurred net periodic benefit of $0.4 million in fiscal year ending October 2, 2009. In fiscal year 2008, the Company began phasing out the Retiree Medical Benefits Health Plan and participants were informed that Skyworks' contributions to the Plan would be phased-out over a three year period as follows:

Calendar Year	Skyworks
2008	Employer portion of contribution will be reduced by 20%
2009	Employer portion of contribution will be reduced by 40%
2010	Employer portion of contribution will be reduced by 80%
2011	Employer portion of contribution will be reduced by 100%

13. Commitments

In April 2010, the Company entered into a manufacturing services supply agreement which contained a minimum purchase obligation. Pursuant to the terms of this agreeement, the Company is committted to approximately $13 million in minimum purchases between April 2010 and December 2010. As of October 1, 2010, the Company expects to meet the minimum purchase obligations under this agreement.

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $7.6 million, $8.0 million, and $8.6 million in fiscal years ended October 1, 2010,

13. Commitments (Continued)

October 2, 2009, and October 3, 2008, respectively. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2011	$ 5,553
2012	4,289
2013	2,985
2014	2,663
2015	2,293
Thereafter	4,028
	$21,811

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $4.1 million, $3.0 million, and $0.7 million in fiscal years 2011, 2012, and 2013, respectively.

14. Contingencies

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company's business and have demanded and may in the future demand that the Company license their technology. The outcome of any such litigation cannot be predicted with certainty and some such lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Generally speaking, intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations. From time to time the Company is also involved in legal proceedings in the ordinary course of business.

The Company believes that there is no litigation pending that will have, individually or in the aggregate, a material adverse effect on its business.

15. Guarantees and Indemnities

The Company has made no contractual guarantees for the benefit of third parties. However, the Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based

15. Guarantees and Indemnities (Continued)

upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets and does not expect that such obligations will have a material adverse impact on its financial condition or results of operations.

16. Restructuring and Other Charges

Restructuring and other charges consists of the following (in thousands):

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Asset impairments	$(1,040)	$ 5,616	$ —
Restructuring and other charges	—	10,366	567
	$(1,040)	$15,982	$567

2009 Restructuring Charges and Other

On January 22, 2009, the Company implemented a restructuring plan to realign its costs given current business conditions.

The Company exited its mobile transceiver product area and reduced global headcount by approximately 4%, or 150 employees which resulted in a reduction to annual operating expenditures of approximately $20 million. The Company recorded various charges associated with this action. In total, they recorded $16.0 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.

The $16.0 million charge includes the following: $4.5 million related to severance and benefits, $5.6 million related to the impairment of certain long-lived assets which were written down to their salvage values, $2.1 million related to the exit of certain operating leases, $2.3 million related to the impairment of technology licenses and design software, and $1.5 million related to other charges. These charges total $16.0 million and are recorded in restructuring and other charges.

The Company made cash payments related to the restructuring plan of $1.5 million during fiscal year 2010 and recorded a gain of $1.0 million on the sale of a capital asset previously impaired during the 2009 restructuring.

16. Restructuring and Other Charges (Continued)

Activity and liability balances related to the fiscal year 2009 restructuring actions are as follows (in thousands):

	Facility Closings	License and Software Write-offs and Other	Workforce Reductions	Asset Impairments	Total
Charged to costs and expenses	$1,967	$3,892	$ 4,507	$ 5,616	$15,982
Other	9	(368)	161	—	(198)
Non-cash items	—	(955)	—	(5,616)	(6,571)
Cash payments	(766)	(983)	(4,185)	—	(5,934)
Restructuring balance, October 2, 2009	$1,210	$1,586	$ 483	$ —	$ 3,279
Other	450	248	(247)	—	451
Cash payments	(648)	(657)	(236)	—	(1,541)
Restructuring balance, October 1, 2010	$1,012	$1,177	$ —	$ —	$ 2,189

17. Earnings Per Share

(In thousands, except per share amounts)	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Net income	$137,294	$ 94,983	$111,006
Weighted average shares outstanding—basic	175,020	167,047	161,878
Effect of dilutive stock options and restricted stock	5,928	2,093	2,172
Dilutive effect of 4.75% Notes	—	—	705
Dilutive effect of 2007 Convertible Notes	1,790	523	—
Weighted average shares outstanding—diluted	182,738	169,663	164,755
Net income per share—basic	$ 0.78	$ 0.57	$ 0.69
Effect of dilutive stock options	0.03	0.01	0.02
Net income per share—diluted	$ 0.75	$ 0.56	$ 0.67

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of equity based awards and the 2007 Convertible Notes using the treasury stock method.

Equity based awards exercisable for approximately 4.6 million shares, 16.5 million shares and 23.0 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended October 1, 2010, October 2, 2009 and October 3, 2008, respectively, as their effect would have been anti-dilutive.

17. Earnings Per Share (Continued)

In addition, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes in March 2007. These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is the Company's intention to continue to do so in the future. The convertible debt was anti-dilutive for the fiscal year ended October 3, 2008 and therefore was not included in the calculation of diluted earnings per share.

18. Segment Information and Concentrations

In accordance with ASC 280—*Segment Reporting* ("ASC 280"), the Company has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property. ASC 280 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on management's use of financial information for the purposes of assessing performance and making operating decisions. In evaluating financial performance and making operating decisions, management primarily uses consolidated net revenue, gross profit, operating profit and earnings per share. The Company's business units share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses. Furthermore, the Company's chief decision makers base operating decision on consolidated financial information. The Company has concluded at October 1, 2010 that it has only one reportable operating segment. The Company will re-assess its conclusions at least annually.

Geographic Information

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Fiscal Years Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
United States	$ 115,610	$ 76,435	$ 79,952
Other Americas	36,724	26,078	10,636
Total Americas	152,334	102,513	90,588
China	628,858	414,208	410,645
South Korea	144,758	174,744	184,208
Taiwan	51,353	48,443	86,544
Other Asia-Pacific	30,922	23,098	36,005
Total Asia-Pacific	855,891	660,493	717,402
Europe, Middle East and Africa	63,624	39,571	52,027
	$1,071,849	$802,577	$860,017

The Company's revenues by geography do not necessarily correlate to end market demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the

18. Segment Information and Concentrations (Continued)

sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to an end customer in a different geography.

Net property, plant and equipment balances, including property held for sale, based on the physical locations within the indicated geographic areas are as follows (in thousands):

	As of	
	October 1, 2010	October 2, 2009
United States	$104,846	$100,254
Mexico	98,667	61,455
Other	850	590
	$204,363	$162,299

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade accounts receivables are primarily derived from sales to manufacturers of communications and consumer products and electronic component distributors. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary.

In fiscal year 2010, the Company had three customers, each with greater than ten percent of our net revenues: Samsung, Nokia and Foxconn.

19. Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2010					
Net revenues	$245,138	$238,058	$275,370	$313,283	1,071,849
Gross profit	102,554	99,854	118,266	136,159	456,833
Net income	28,010	27,744	34,736	46,804	137,294
Per share data(1)					
Net income, basic	$ 0.16	$ 0.16	$ 0.20	$ 0.26	$ 0.78
Net income, diluted	$ 0.16	$ 0.15	$ 0.19	$ 0.25	$ 0.75
Fiscal 2009(2)(3)					
Net revenues	$210,228	$172,990	$191,213	$228,146	$ 802,577
Gross profit	83,867	64,875	76,950	92,528	318,220
Net income (loss)	23,584	(5,678)	18,740	58,337	94,983
Per share data(1)					
Net income (loss), basic	$ 0.14	$ (0.03)	$ 0.11	$ 0.34	$ 0.57
Net income (loss), diluted	$ 0.14	$ (0.03)	$ 0.11	$ 0.33	$ 0.56

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

19. Quarterly Financial Data (Unaudited) (Continued)

(2) During the second quarter of fiscal year 2009, the Company implemented a restructuring plan to reduce global headcount by approximately 4%, or 150 employees. The total charges related to the plan were $19.4 million. Due to accounting classifications, the charges associated with the plan are recorded in various lines and are summarized as follows: Cost of goods sold adjustments include approximately $3.5 million of inventory write-downs. Restructuring and other charges primarily consisted of $4.5 million related to severance and benefits, $5.6 million related to the impairment of long-lived assets, $2.0 million related to lease obligations, $2.3 million related to the impairment of technology licenses and design software and $1.5 million related to other charges.

(3) Effective October 3, 2009, the Company adopted ASC 470-20—*Debt, Debt with Conversion and Other Options* ("ASC 470-20") in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries as of October 1, 2010 and October 2, 2009, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended October 1, 2010. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2010 Form 10-K. We also have audited Skyworks Solutions Inc.'s internal control over financial reporting as of October 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skyworks Solutions, Inc. and subsidiaries as of October 1, 2010 and October 2, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended October 1, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 9 to the consolidated financial statements, effective October 3, 2009, the Company adopted the provisions of Accounting Standards Codification Topic 470-20, *Debt with Conversion and Other Options* and retrospectively adjusted all periods presented in the consolidated financial statements referred to above.

/s/ KPMG LLP

Boston, Massachusetts
November 29, 2010

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 21, 2010, was approximately 29,000.

	High	Low
Fiscal year ended October 1, 2010:		
First quarter	$14.30	$10.27
Second quarter	16.41	12.69
Third quarter	17.91	14.23
Fourth quarter	21.09	16.33
Fiscal year ended October 2, 2009:		
First quarter	$ 7.51	$ 3.81
Second quarter	8.84	4.07
Third quarter	10.50	8.02
Fourth quarter	14.28	9.50

Skyworks has not paid cash dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future. On August 3, 2010 the Board of Directors approved a stock repurchase program, pursuant to which the Company is authorized to repurchase up to $200 million of the Company's common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. The program will be funded using the Company's working capital and may be terminated at any time. During fiscal year 2010 the Company did not repurchase any shares under the program.

The following table provides information regarding repurchases of common stock made by us during the fiscal quarter ended October 1, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
7/03/10 - 7/30/10	—	—	N/A	N/A
7/31/10 - 8/27/10	4,923(1)	$17.59	—	$200 million
8/28/10 - 10/01/10	—	—	—	$200 million

(1) All shares of common stock reported in the table above were repurchased by Skyworks at the fair market value of the common stock as of the period stated above, in connection with the satisfaction of tax withholding obligations under stock agreements between Skyworks and certain of its employees.

(2) On August 3, 2010, the Company's Board of Directors approved a stock repurchase program, pursuant to which the Company is authorized to repurchase up to $200 million of the Company's common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard and Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on September 30, 2005, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return



Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
DOLLARS
350
300
250
200
150
100
50
0
9/30/05
9/29/06
9/28/07
10/3/08
10/2/09
10/1/10

Years Ending

Total Return To Shareholders
(Includes reinvestment of dividends)

Annual Return Percentage

Company / Index	Years Ending 9/29/06	9/28/07	10/3/08	10/2/09	10/1/10
Skyworks Solutions, Inc.	(26.07)	74.18	(17.37)	59.30	73.53
S&P 500 Index	10.79	16.44	(26.47)	(4.20)	14.09
S&P 500 Semiconductors	(7.85)	17.40	(37.99)	15.32	11.76

Indexed Returns

Company / Index	Base Period 9/30/05	Years Ending 9/29/06	9/28/07	10/3/08	10/2/09	10/1/10
Skyworks Solutions, Inc.	100	73.93	128.77	106.41	169.52	294.16
S&P 500 Index	100	110.79	129.00	94.86	90.88	103.69
S&P 500 Semiconductors	100	92.15	108.18	67.08	77.36	86.46

SKYWORKS SOLUTIONS, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

	Year Ended			
	Oct. 1, 2010	Oct. 2, 2009	Oct. 3, 2008	Sept. 28, 2007
	(In millions, except per share amounts)			
GAAP operating income	$ 200	$ 72	$ 90	$ 58
Share-based compensation expense(a)	41	24	23	14
Revenue adjustments(b)	—	—	—	—
Cost of goods sold adjustments(b)	—	4	—	(1)
Research and development adjustments(b)	—	—	—	—
Selling, general and administrative adjustments(b)	—	(1)	(1)	1
Amortization of intangible assets	6	6	6	2
Restructuring & other charges(b)	(1)	16	1	6
Acquisition related expense(c)	—	—	2	—
Non-GAAP operating income	$ 246	$ 121	$ 121	$ 80
Non-GAAP operating margin %	23.0%	15.1%	14.1%	10.8%

	Oct. 1, 2010	Oct. 2, 2009(1)	Oct. 3, 2008(1)	Sept. 28, 2007(1)
GAAP net income per share, diluted	$0.75	$0.56	$ 0.67	$ 0.25
Share-based compensation expense(a)	0.22	0.14	0.14	0.09
Cost of goods sold adjustments(b)	—	0.02	—	(0.01)
Research and development adjustments(b)	—	—	—	—
Selling, general and administrative adjustments(b)	—	—	—	0.01
Amortization of intangible assets	0.04	0.04	0.04	—
Restructuring & other charges(b)	—	0.09	—	0.04
(Gain) loss on early retirement of convertible debt(d)	—	(0.03)	(0.01)	0.04
Amortization of discount on convertible debt(e)	0.01	0.03	0.06	0.07
Tax adjustments(f)	0.24	(0.16)	(0.19)	(0.01)
Non-GAAP net income per share, diluted	$1.26	$0.69	$ 0.71	$ 0.48

(1) Effective October 3, 2009, we adopted ASC 470-20—Debt, Debt with Conversions and Other Options ("ASC 470-20") in accordance with GAAP. Our financial statements for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007 have been adjusted to reflect the retrospective adoption of this new accounting principle.

(a) These charges represent expense recognized in accordance with ASC 718—*Compensation—Stock Compensation.* Approximately $3.9 million, $7.4 million and $29.4 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 1, 2010. Approximately $3.1 million, $6.2 million and $14.2 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 2, 2009. Approximately $3.0 million, $8.7 million and $11.5 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 3, 2008. Approximately $1.3 million, $5.6 million and $6.8 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended September 28, 2007.

(b) During the second quarter of fiscal 2009, the Company implemented a restructuring plan to reduce global headcount by approximately 4%, or 150 employees.

The total charges related to the plan were $19.4 million. Due to accounting classifications, the charges associated with the plan are recorded in various lines and are summarized as follows:

Cost of goods sold adjustments include approximately $3.5 million of inventory write-downs.

Restructuring and other charges totaled $15.9 million and primarily related to severance and benefits, the impairment of long-lived assets and lease obligations.

During the fiscal year ended October 1, 2010, the Company recorded a $1.0 million credit to restructuring and other charges related to the sale of an impaired long-lived asset.

On October 2, 2006, the Company announced that it was exiting its baseband product area. For the fiscal years ended October 2, 2009 and October 3, 2008, selling, general and administrative adjustments of $0.5 million and $1.3 million, respectively, represent a recovery of bad debt expense on specific accounts receivable associated with baseband product. Selling, general and administrative adjustments of $1.3 million during fiscal 2007 represent bad debt expense on specific accounts receivable associated with baseband product.

Cost of goods sold adjustments during 2007 include a credit of $1.2 million of inventory related to contractual obligations.

Restructuring and other charges of $0.6 million recorded during fiscal 2008 relate to lease obligations associated with the closure of certain locations associated with the baseband product area. Restructuring and other charges recorded during fiscal 2007 associated with the exit of the baseband product area primarily consisted of the following: $4.5 million related to lease obligations, $1.4 million related to the write-down of technology licenses and design software, $0.5 million related to severance and benefits and a $1.5 million credit related to other charges. In addition, an $0.8 million charge was recorded that related to a lease obligation that expires in 2008 which was assumed from Alpha Industries, Inc. in connection with the Merger in 2002.

(c) During fiscal 2008, Skyworks acquired Freescale Semiconductor's power amplifier and front-end module product line. The purchase accounting charges recognized during fiscal 2008 include a $0.7 million charge to cost of sales related to the sale of acquisition related inventory and $4.5 million amortization of acquisition related intangibles. Of the $4.5 million, $0.9 million was included in cost of sales. Amortization expense of $2.4 million relates to previous business combinations.

(d) The net gain recorded during the fiscal year ended October 2, 2009 represents the $0.3 million loss recorded during the three months months ended October 2, 2009 offset by a $4.9 million gain related to the early retirement of $40.5 million of the Company's 1.50% convertible subordinated notes. The notes were retired at a gain of $5.8 million offset by a $0.9 million write-off of deferred financing costs. Please note that this amount has been adjusted to reflect the retrospective adoption of ASC 470-20.

The $2.2 million gain recorded during the fiscal year ended October 3, 2008 relates to the early retirement of $62.4 million of the Company's 1.25% and 1.50% convertible subordinated notes due in 2010 and 2012, respectively. Please note that this amount has been adjusted to reflect the retrospective adoption of ASC 470-20.

The $6.4 million loss recorded during the fiscal year ended September 28, 2007 relates to the early retirement of $130.0 million of the Company's 4.75% convertible subordinated notes. Please note that this amount has been adjusted to reflect the retrospective adoption of ASC 470-20.

(e) These charges represent the amortization expense recognized in accordance with ASC 470-20 which was adopted October 3, 2009. Approximately $2.5 million of amortization expense was recognized during the fiscal year ended October 1, 2010.

Our financial statements for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007 have been adjusted to reflect the retrospective adoption of ASC 470-20. Approximately $4.6 million, $9.0 million and $11.6 million, respectively, of amortization expense was recognized during the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007.

(f) During the fiscal year ended October 1, 2010, this amount primarily relates to the utilization of net operating loss and research and development credit carryforwards.

During fiscal 2009 and 2008, these adjustments primarily relate to the reversal of a valuation allowance against our deferred tax assets.

Corporate Information

Executive Management

David J. Aldrich
President, Chief Executive Officer and Director

Bruce J. Freyman
Senior Vice President, Worldwide Operations

Liam K. Griffin
Senior Vice President, Sales and Marketing

George M. LeVan
Vice President, Human Resources

Donald W. Palette
Vice President and Chief Financial Officer

Thomas S. Schiller
Vice President, Corporate Development

Nien-Tsu Shen
Vice President, Quality

David C. Stasey
Vice President, Analog Components

Mark V.B. Tremallo
Vice President, General Counsel and Secretary

Gregory L. Waters
Executive Vice President and General Manager, Front-End Solutions

Board of Directors

David J. McLachlan
Chairman
Retired Chief Financial Officer and Senior Advisor to Chairman and Chief Executive Officer, Genzyme Corporation

David J. Aldrich
President and Chief Executive Officer, Skyworks Solutions, Inc.

Kevin L. Beebe
President and Chief Executive Officer, 2BPartners, LLC
Strategic and operational advisor to private equity and investment bank clients

Moiz M. Beguwala
Retired Senior Vice President and General Manager, Wireless Communications, Conexant Systems, Inc.

Timothy R. Furey
Chief Executive Officer, MarketBridge

Balakrishnan S. Iyer
Director, Retired Senior Vice President and Chief Financial Officer, Conexant Systems, Inc.

Thomas C. Leonard
Retired Chairman and Chief Executive Officer, Alpha Industries, Inc.

David P. McGlade
Chief Executive Officer and Deputy Chairman, Intelsat Global S.A.

Robert A. Schriesheim
Former Chief Financial Officer, Hewitt Associates, Inc.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of stockholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

Investor Relations

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

Annual Meeting

The annual meeting of stockholders will be held on May 11, 2011 in Burlington, Massachusetts.

Common Stock

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

Independent Registered Public Accountants

KPMG LLP
Boston, Massachusetts

Corporate Headquarters

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com





Skyworks Solutions, Inc.
20 Sylvan Rd.
Woburn, MA 01801
781.376.3000
www.skyworksinc.com

